Exhibit 1

Description of
The Republic of Italy

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is The Republic of Italy's Annual Report on Form 18-K ("Annual Report") under the U.S. Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015. All amendments to the Annual Report filed by The Republic of Italy on Form 18-K following the date hereof shall be incorporated by reference into this document. Any statement contained herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

FORWARD-LOOKING STATEMENTS

As required by Form 18-K, The Republic of Italy's most recent budget is filed as an exhibit to this Annual Report. In addition, other Italian Government budgetary papers may from time to time be filed as exhibits to amendments to this Annual Report. This Annual Report, any amendments hereto and exhibits hereto contain or may contain budgetary papers or other forward-looking statements that are not historical facts, including statements about the Italian Government's beliefs and expectations for the forthcoming budget period. Forward-looking statements are contained principally in the sections titled "The Italian Economy", "Monetary System" and "Public Finance." Forward-looking statements can generally be identified by the use of terms such as "will", "may", "could", "should", "would", "expect", "intend", "estimate", "anticipate", "believe", "continue", "project", "aim" or other similar terms. These forward-looking statements include, but are not limited to, statements relating to:

•	The Republic of Italy's goals and strategies;

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potential changes to The Republic of Italy's legal and regulatory frameworks at the national, regional or municipal level, as well as changes to the European Union's legal, regulatory, and banking frameworks;

•	the expected timing of proposed legislation and The Republic of Italy's ability to effectively implement such legislation;

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the aims of certain legal, regulatory, and economic measures, and the impact of such measures on The Republic of Italy's political and macroeconomic results and outlook, including with respect to projected government spending, economic growth, national, regional, municipal or local taxation levels, and deficit reductions;

•	expected or potential improvements to The Republic of Italy's banking system and corporate governance regulations;

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forecasts in respect of The Republic of Italy's economy, including GDP growth, debt-to-GDP ratios and pension expenditures, as well as The Republic of Italy's implementation of the related government-designed policies;

•	The Republic of Italy's public finance objectives, macroeconomic and finance indicators forecasts, and the potential financial impact of the 2016 National Reform Programme;

•	The Republic of Italy's ability to reduce its net borrowing, net structural borrowings, primary balances and public debts, and the expected timing of such reductions;

•	potential or expected improvements in The Republic of Italy's capital position and capital ratios;

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•	The Republic of Italy's ability to increase its revenues through its proposed privatization program, and the expected timing thereof;

•	certain terms of bonds which may be potentially issued by The Republic of Italy;

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The Republic of Italy's inclusion in the European Financial Stability Facility and the European Stability Mechanism, The Republic of Italy's maximum commitment to such programs, and the expected timing of financings to any requesting countries; and

•	the availability of funding for European Union members from the European Central Bank, including through its asset-backed securities, covered bonds and euro-denominated securities purchase programs.

Those statements are or will be based on plans, estimates and projections that are current only as of the original date of release by the Italian Government of those budgetary papers and speak only as of the date they are so made. The information included in those budgetary papers may also have changed since that date. In addition, these budgets are prepared for government planning purposes, not as future predictions, and actual results may differ and have in fact differed, in some cases materially, from results contemplated by the budgets or other forward-looking statements. Therefore, those forward-looking statements are not a guarantee of performance and you should not rely on the information in those budgetary papers or forward-looking statements. If the information included or incorporated by reference in this Annual Report differs from the information in those budgetary papers or forward-looking statements, you should consider only the most current information included in this Annual Report, any amendments hereto and exhibits hereto. Certain figures regarding prior fiscal years have been updated to reflect more recent data that were not previously available. You should read all the information in this Annual Report.

There are important factors that could cause actual outcomes to differ materially from those expressed or implied in the forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Italy;

•	present and future exchange rates of the Euro;

•	the impact of changes in the credit rating of Italy;

•	the impact of changes in the international prices of commodities; and

•	the international economy, and in particular the rates of growth (or contraction) of Italy's major trading partners, including the United States.

•	Internal factors, such as:

•	general economic and business conditions in Italy;

•	the level of public debt, domestic inflation and domestic consumption;

•	the ability of Italy to effect key economic reforms;

•	increases or decreases in Italy's labor force participation and productivity;

•	the level of budget deficit and investments;

•	the strength of the banking sector;

•	the level of inventories; and

•	the level of foreign direct and portfolio investment.

TABLE OF CONTENTS

SUMMARY INFORMATION	1
REPUBLIC OF ITALY	4
Area and Population	4
Government and Political Parties	6
The European Union	9
Membership of International Organizations	11
THE ITALIAN ECONOMY	12
General	12
Key Measures related to the Italian Economy	15
Measures adopted in 2016	19
EU Measures to Address the Eurocrisis	19
Gross Domestic Product	24
Principal Sectors of the Economy	26
Role of the Government in the Economy	27
Services	27
Employment and Labor	31
Prices and Wages	32
Social Welfare System	33
MONETARY SYSTEM	36
Monetary Policy	36
Exchange Rate Policy	40
Banking Regulation	41
Measures to assess the condition of Italian Banking System	47
Atlante Funds	49
Credit Allocation	49
Exchange Controls	49
THE EXTERNAL SECTOR OF THE ECONOMY	50
Foreign Trade	50
Geographic Distribution of Trade	51
Balance of Payments	53
Reserves and Exchange Rates	57
PUBLIC FINANCE	59
The Budget Process	59
European Economic and Monetary Union	60
Accounting Methodology	62
Measures of Fiscal Balance	63
The 2015 Economic and Financial Document	64
The Update of the 2015 Economic and Financial Document	66
The 2016 Economic and Financial Document	68
The Update of the 2016 Economic and Financial Document	70
Revenues and Expenditures	72
Expenditures	73
Revenues	74
Government Enterprises	76
PUBLIC DEBT	77
General	77
Summary of Internal Debt	81
Summary of External Debt	82
Debt Record	83
TABLES AND SUPPLEMENTARY INFORMATION	84

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Except as otherwise specified, all amounts are expressed in euro ("euro"). See "External Sector of the Economy—Reserves and Exchange Rates—U.S. Dollar/Euro Exchange Rate" for certain information concerning the exchange rate of the euro against the U.S. dollar and certain other currencies. We make no representation that the euro amounts referred to in this Annual Report could have been converted into U.S. dollars at any particular rate.

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Defined Terms and Conventions

We use terms in this Annual Report that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Annual Report. Set forth below are some of the terms used in this Annual Report.

•	Gross domestic product, or GDP, means the total value of products and services produced inside a country during the relevant period.

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Imports and Exports. Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Annual Report are derived from customs documents for non-European Union countries and data supplied by other Member States of the European Union.

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The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. "Labor force" means people employed and people over the age of 16 looking for a job. The reference population used to calculate the Italian labor force in this Annual Report consists of all household members present and resident in Italy and registered with local authorities.

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The inflation rate is measured by the year-on-year percentage change in the general retail price index, unless otherwise specified. The European Union harmonized consumer price index ("HICP") is calculated on the basis of a weighted basket of goods and services taking into account all families resident in a given territory. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

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Net borrowing, or government deficit, is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with the EU Protocol on Excessive Deficit Procedure, which implements the European System of Accounts ("ESA2010").

•	Net borrowing-to-GDP, or deficit-to-GDP, means the ratio of net borrowing or government deficit to nominal GDP.

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Debt-to-GDP means the ratio of public debt to nominal GDP. Public debt includes debt incurred by the central government (including Treasury securities and borrowings), regional and other local government, public social security agencies and other public agencies.

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Primary balance is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

Unless otherwise indicated, we have expressed:

•	all annual rates of growth as average annual compounded rates;

•	all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and

•	all financial data in current prices.

Amounts included in this Annual Report are normally rounded. In particular, amounts stated as a percentage are normally rounded to the first decimal place. Totals in certain tables of this Annual Report may differ from the sum of the individual items in such tables due to rounding.

Information Sources

The source for most of the financial and demographic statistics for Italy included in this Annual Report is data prepared by Istituto Nazionale di Statistica, or ISTAT, an independent Italian public agency that produces statistical information regarding Italy (including GDP data), in particular financial and demographic statistics for Italy published in the Annual Report of ISTAT dated May 20, 2016 and appendices thereto (together the "2016 ISTAT Annual Report") and elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d'Italia, Italy's central bank) dated May 31, 2016 and appendices thereto (together the "2016 Bank of Italy Annual Report"). We also include in this Annual Report information published by the Statistical Office of the European Communities or Eurostat.

Certain other financial and statistical information contained in this Annual Report has been derived from other Italian Government sources, including: (i) the economic and financial document of 2016 (Documento di Economia e Finanza 2015), dated April 8, 2016 (the "2016 Economic and Financial Document"), which includes the 2016 stability programme (the "2016 Stability Programme") attached as Exhibit 2 to this Annual Report and the 2016 national reform programme (the "2016 National Reform Programme") attached as Exhibit 3 to this Annual Report; (ii) the update of the 2016 Economic and Financial Document (Nota di Aggiornamento del Documento di Economia e Finanza 2016), dated September 27, 2016 (the "Update of the 2016 Economic and Financial Document") attached as Exhibit 4 to this Annual Report; and (iii) the report on public debt in 2015 (Rapporto sul Debito Pubblico 2015), dated July 29, 2016 (the "2016 Report on Public Debt") attached as Exhibit 5 to this Annual Report.

Revised National Accounts

In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. This system was intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis. Since introducing the ESA95 accounting system, ISTAT has published revisions to the national system of accounts, including replacing its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index.

Effective September 2014, ISTAT has adopted a new system of national accounts in accordance with the new European System of National and Regional Accounts (ESA2010) as set forth in European Union Regulation 549/2013. ESA2010 has introduced several key differences from its predecessor ESA95, reflecting certain developments in the methodological and statistical tools widely used at international level to measure modern economies. Unless otherwise provided in this Annual Report, Italy's GDP data were prepared in accordance with the ESA2010 accounting system. For additional information regarding Italy's accounting methodology, see "Public Finance—Accounting Methodology".

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All references herein to "Italy," the "State" or the "Republic" are to The Republic of Italy, all references herein to the "Government" are to the central Government of The Republic of Italy and all references to the "general government" are collectively to the central Government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the "Treasury" or the "Ministry of Economy and Finance" are interchangeable and refer to the same entity.

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SUMMARY INFORMATION

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Annual report, any amendments hereto and annexes hereto.

Gross Domestic Product.  According to International Monetary Fund estimates, the economy of Italy, as measured by 2015 GDP (at current prices in U.S. dollars), is the eighth largest in the world. In 2015, Italy's real GDP increased by 0.8 per cent, compared to a 0.3 per cent decrease in 2014. In the last ten years, Italy's GDP growth rate has generally been lower than the average GDP growth rate of the euro area. This trend reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. For additional information with respect to Italy's GDP, see "The Italian Economy—Gross Domestic Product". In order to address the financial and economic crisis, from 2008 to 2015, the Government enacted legislation providing for measures aimed at stimulating the economy and stabilizing the Italian financial system. For additional information on the measures enacted by the Government to stimulate the economy and stabilize the Italian financial system, see "The Italian Economy", Exhibit 2—2016 Stability Programme, and Exhibit 4—Update of the 2016 Economic and Financial Document.

The European Economic and Monetary Union.  Italy is a signatory of the Treaty on European Union of 1992, also known as the "Maastricht Treaty," which established the European Economic and Monetary Union, or EMU, culminating in the introduction of a single currency. Eleven member countries, including Italy, met the government deficit, inflation, exchange rate and interest rate requirements of the Maastricht Treaty and were included in the first group of countries to join the EMU on January 1, 1999. On that date, conversion from each EMU member's old national currency into the euro was irrevocably fixed and the euro became legal tender. The euro was introduced in physical form in the countries participating in the EMU on January 1, 2002 and replaced national notes and coins entirely on February 28, 2002. On January 1, 1999, the exchange rate between the euro and Italian lire ("lira" or "lire") was irrevocably fixed at Lit. 1,936.27 per €1.00. On January 4, 1999, the noon buying rate for the euro as reported by the European Central Bank (the "Noon Buying Rate") was €1 for US$1.1789. On December 31, 2015, the European Central Bank ("ECB") exchange reference rate was €1 for US$1.0887. For additional information regarding the historic dollar/euro exchange rate, see "The External Sector of the Economy—Reserves and Exchange Rates".

Foreign Trade.  Over half of Italy's exports and imports involve other European Union countries. Italy's main exports are manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. From 2004 to 2011, Italy's trade balance recorded current account deficits. Since 2012, Italy's trade balance has recorded a growing surplus, which was approximately €45.2 billion in 2015, up from €41.9 billion in 2014, €29.2 billion in 2013 and €9.9 billion in 2012. The improvement reflects principally a decrease in imports, specifically in the extractive industries.

Inflation.  In 2015, consumer prices in Italy increased at an annual rate of 0.1 per cent measured by the harmonized EU consumer price index (HICP), compared to 0.2 per cent in 2014. Among other factors, the decrease in inflation was driven by a reduction in energy costs, as a result of the decrease in oil price, which historically impacts the cost of energy in Italy. Inflation was negative in the first months of 2016, while as of April 30, 2016 inflation in Italy was 0.3 per cent.

Public Finance.  Italy has historically experienced substantial government deficits and high public debt. Countries participating in the EMU are required to reduce "excessive deficits", adopting budgetary balance as a medium-term objective, and to reduce public debt. Italy recorded net borrowing amounts as a percentage of GDP higher than the 3.0 per cent ratio imposed by the

Maastricht Treaty in 2001 and each year during 2003-2006 and 2009-2011. Italy's deficit-to-GDP ratio was 3.0 per cent in 2014. As set out in the Update of the 2016 Economic and Financial Document, Italy's deficit-to-GDP ratio was 2.6 per cent in 2015 and its debt-to-GDP ratio (gross of euro area financial support) was 132.3 per cent in 2015. For additional information with respect to Italy's debt-to-GDP, see "The Italian Economy", "Public Finance", Exhibit 2—2016 Stability Programme, and Exhibit 4—Update of the 2016 Economic and Financial Document.

The Italian Political System.  Italy is a democratic republic. Italy is a civil law jurisdiction, with judicial power vested in ordinary courts, administrative courts and courts of accounts. The Government operates under a Constitution that provides for a division of powers among Parliament, the executive branch and the judiciary. Parliament comprises a Senate and a Chamber of Deputies. The executive branch consists of a Council of Ministers selected and headed by a Prime Minister. The Prime Minister is appointed by the President of the Republic and the Prime Minister's government is confirmed by Parliament. The general Parliamentary elections held on February 24 and 25, 2013 resulted in no party or coalition having a majority of both the Chamber of Deputies and the Senate. The center-left coalition, led by Il Partito Democratico, obtained the highest number of votes on a national level for the elections of the Chamber of Deputies and therefore was awarded the majority of seats in the Chamber of Deputies. No political party or coalition obtained an absolute majority of seats in the Senate. On April 24, 2013, President Giorgio Napolitano appointed Mr. Enrico Letta, a member of Il Partito Democratico, to form a new government and Mr. Enrico Letta was sworn in as Prime Minister on April 28, 2013. On February 14, 2014, Mr. Enrico Letta presented his resignation to President Giorgio Napolitano. President Giorgio Napolitano subsequently appointed Mr. Matteo Renzi, as representative of Il Partito Democratico, to form a new government. Mr. Matteo Renzi was sworn in as Prime Minister on February 22, 2014. The new government, which was supported by a parliamentary vote of confidence on February 25, 2014, comprises members from and is supported by the following political parties: Il Partito Democratico, Scelta Civica, Unione di Centro, and Nuovo Centrodestra. On January 14, 2015, President Giorgio Napolitano resigned before the end of his term in 2020. On January 31, 2015, Parliament along with 58 regional delegates elected Mr. Sergio Mattarella as the new President. On December 7, 2016, Mr. Matteo Renzi presented his resignation to President Sergio Mattarella. Shortly thereafter, President Sergio Mattarella appointed Mr. Paolo Gentiloni, as representative of Il Partito Democratico, to form a new government that secured the support of the same political parties supporting the previous government. Mr. Paolo Gentiloni was sworn in as Prime Minister on December 12, 2016.

2016 Developments.  In 2016, the Government enacted measures aimed at fostering economic growth, reform the Italian banking system and organize and simplify the public administration. The purpose of these measures was to address corruption, improve the efficiency of local government bodies and the electoral system. The reforms provided a framework for enacting constitutional reforms of the local government bodies and Parliament which, however, were not approved following the negative vote in a popular referendum that was held on December 4, 2016. See "Summary of Information—Government and Political Parties". The main measures adopted by the Government in 2016 comprised, inter alia:

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Law Decree No. 18 of February 14, 2016 (converted into Law No. 49 of April 8, 2016), through which, among other things, cooperative banks (banche di credito cooperativo) have been required to join a banking cooperative group controlled by a joint stock company (società per azioni) having a share capital not lower than Euro 1.0 billion. In addition, the Government adopted Law Decree No. 50 of May 3, 2016 (converted into Law No. 119 of June 30, 2016) partially amending the existing insolvency and bankruptcy procedures and introducing measures to accelerate the process for collecting debt, as well as indemnity obligations in favor of investors in a number of banks in financial distress (Banca delle Marche, Banca Popolare dell'Etruria e del Lazio, Cassa di Risparmio di Chieti and Cassa di Rispamio di Ferrara). For additional details see "Monetary System—Structure of the Banking Industry.

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Legislative Decree No. 90 of May 12, 2016, which reformed the structure of the financial statements of the State, to increase transparency and facilitate access to information. Among other things, this Legislative Decree introduced a mandatory spending review in the budgeting process and other provisions to make this process more flexible and simplify related administrative procedures.

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Legislative Decree No. 179 of August 26, 2016, which introduced a new code for the digital administration, principally aimed at increasing the efficiency and accelerating the digitalization of the Italian public administration.

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Law Decree No. 299 of December 23, 2016, which created a €20 billion fund to support the Italian banking system. This fund aims at supporting access to liquidity of Italian banks by providing a Government guarantee to the issuance of banks’ securities and by providing support to the recapitalization of banks that during the stress tests would suffer severe impacts as a result of adverse scenarios.

On December 7, 2016, Parliament approved the stability law for 2017 and the budget law for 2017-2019. The stability law for 2017 includes measures aimed at the reduction of the corporate income tax rate (IRES), several measures to reduce the tax burden for the self-employed as well as the general simplification of tax collection through the abolition, by a separate legislative decree, of Equitalia S.p.A., a subsidiary of the Italian revenue agency. The stability law also provides a voluntary disclosure regime for hidden capital, several credit incentives to small and medium enterprises, an extension of the tax breaks to selected investments in instrumental goods previously introduced by the stability law for 2016 and improvements to the pension system.

Rating of the Republic of Italy's Indebtedness.  As of the date hereof, the Republic of Italy's long-term credit is rated BBB- with stable outlook by Standard & Poor's, BBB+ with stable outlook by Fitch Ratings and Baa2 with negative outlook by Moody's.

REPUBLIC OF ITALY

Area and Population

Geography. The Republic of Italy is situated in south central Europe on a peninsula approximately 1,200 kilometers (745,65 miles) long and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Italy's total area is approximately 302,071 square kilometers (116,630 square miles), and it has 7,375 kilometers (4,582 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.

The following is a map of the European Union and the countries, including Italy, within the Euro area.

Azores
Madeira
Guadeloupe
Martinique
Reunion
Canary Islands
French Guyana

The following is a map of Italy.

Population. According to ISTAT data, as of December 31, 2015, Italy's resident population was estimated to be approximately 60.665 million, accounting for approximately 12.0 per cent of the EU population, compared to approximately 60.795 million as of December 31, 2014. Italy is the fourth most populated country in the EU after Germany, France and the United Kingdom.

According to ISTAT data, as of December 31, 2015, the six regions in the southern part of the peninsula together with Sicily and Sardinia, known as the Mezzogiorno, had a population of approximately 20.8 million. As of the same date, northern and central Italy had a population of approximately 27.7 million and 12.1 million respectively.

As of December 31, 2015, the breakdown of the resident population by age group was as follows:

•	under 20	18.4%
•	20 to 39	22.9%
•	40 to 59	30.6%
•	60 and over	28%
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Source: ISTAT.

Italy's fertility rate is one of the lowest in the world, while life expectancy for Italians is among the highest in the world. Because population growth has been low in recent years, the average age of the population is increasing.

Rome, the capital of Italy and its largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of approximately 2.86 million as of December 31, 2015. The next largest cities are Milan, with a population of approximately 1.34 million, Naples, with approximately 0.97 million inhabitants, and Turin, with approximately 0.90 million inhabitants. Based on ISTAT data, as of December 31, 2015, population density was approximately 201.26 persons per square kilometer.

Like other EU countries, Italy has experienced significant immigration in recent years, particularly from North Africa and Eastern European countries. According to ISTAT data, in 2015, there were approximately 5.0 million foreigners holding permits to live in Italy. This number is substantially unchanged from 2014. Immigration legislation has been the subject of intense political debate since the early 1990s. Since 2002, Italy has tightened its immigration laws through Law No. 189 of July 30, 2002 (Legge Bossi-Fini), and in the past decade initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. In addition to measures aimed at controlling illegal immigration, the Government has also introduced measures aimed at regularizing the position of illegal immigrants, such as Legislative Decree No. 109 of July 16, 2012 and Law Decree No. 76 of June 28, 2013 (converted into Law No. 99 of August 9, 2013). While these legislative efforts have resulted in the regularization of large numbers of illegal immigrants, Italy continues to have a relatively large number of foreigners living in Italy illegally.

In 2015, over 1.0 million people – refugees, displaced persons and other migrants, who fled violence mainly from Syria and Iraq – have made their way to Europe. This migration flow is impacting transit countries, such as Italy and Greece. In this scenario, the EU recognized that immigration is a shared responsibility and started discussions on the possible development of a new common policy on legal migration. The EU has already in place a Common European Asylum System (EU Regulation No. 439/2010) and it is shaping a proposal for a permanent system on relocation and resettlement of people from the most affected Member States, such as Italy. In 2015, approximately 154,000 immigrants arrived illegally in Italy by sea. As of December 31, 2015, the Government hosted approximately 104,000 migrants in more than 1,800 temporary facilities set up for this purpose. Asylum seekers more than tripled between 2013 and 2015, with the number of applications rising from 26,000 in 2013 to more than 83,000 in 2015.

Government and Political Parties

Italy was originally a loose-knit collection of city-states, most of which united into one kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.

The Legislative Branch. Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life Senators, currently six, consisting of former Presidents of the Republic and prominent individuals appointed by the President. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament. The Chamber of Deputies and the Senate rank equally and have substantially the same legislative power. Any statute must be approved by both the Chamber of Deputies and the Senate before being enacted.

On April 12, 2016, the Parliament approved an extensive reform (Riforma Renzi-Boschi) aimed at amending the Constitution in the parts concerning the allocation of powers between the Chamber of Deputies and the Senate, and the allocation of powers between the State and the regions (the "Constitutional Reform"). However, on December 4, 2016 the proposed changes to the Italian constitution set out in the Constitutional Reform were rejected by a majority of Italian voters in a popular referendum. As a result, the Constitutional Reform was not approved. See "Government and Political Parties" – "Referenda".

The Executive Branch. The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. President Giorgio Napolitano was re-elected in April 2013 and resigned on January 14, 2015 before the end of his term in 2020. On January 31, 2015, Parliament along with 58 regional delegates elected Mr. Sergio Mattarella as the new President. The President nominates and Parliament confirms the Prime Minister, who is the effective head of Government. The President has the power to dissolve

Parliament. The Council of Ministers is appointed by the President on the Prime Minister's advice. The Prime Minister and the Council of Ministers answer to the Chamber of Deputies and the Senate and must resign if Parliament passes a vote of no confidence in the administration. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, call general elections and lead the army.

The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy.

There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Each of the President, the Parliament (in joint session) and representatives of the highest civil and administrative courts appoint five members of the Constitutional Court, for a total of 15 members.

Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.

Political Parties. Following the dissolution of Il Popolo delle Libertá, the largest party of the center-right coalition, on November 16, 2013, the main political parties are: (i) Il Partito Democratico, a center-left political party led by Mr. Matteo Renzi, (ii) Forza Italia – Il Popolo delle Libertá – Berlusconi Presidente, a center-right political party led by Mr. Silvio Berlusconi, (iii) Lega Nord e Autonomie – Lega dei Popoli – Noi con Salvini, a right-wing political party led by Mr. Matteo Salvini, and (iv) the Movimento 5 Stelle, a non-aligned political party led by Mr. Giuseppe Piero Grillo. Other significant political parties include: Scelta Civica per l'Italia (led by Mr. Mario Monti), Unione di Centro (led by Mr. Pier Ferdinando Casini), Nuovo Centrodestra (led by Mr. Angelino Alfano),  Sinistra Italiana - Sinistra Ecologia Libertà (led by Mr. Nichi Vendola), Fratelli d'Italia - Alleanza Nazionale (led by Ms. Giorgia Meloni) and Democrazia Solidale - Centro Democratico (led by Mr. Lorenzo Dellai). On 16 December, 2014, Unione di Centro and Nuovo Centrodestra linked to create a unitary parliamentary group named Area Popolare.

The general Parliamentary elections held in February 2013 resulted in no party or coalition having a majority of both the Chamber of Deputies and the Senate. The center-left coalition, led by Il Partito Democratico, obtained the highest number of votes on a national level for the elections of the Chamber of Deputies and therefore was awarded the majority of seats in the Chamber of Deputies. No political party or coalition obtained an absolute majority of seats in the Senate.

On April 24, 2013, President Giorgio Napolitano appointed Mr. Enrico Letta, a member of Il Partito Democratico, to form a new government and Mr. Enrico Letta was sworn in as Prime Minister on April 28, 2013. On February 14, 2014, Mr. Enrico Letta presented his resignation to President Giorgio Napolitano. President Giorgio Napolitano subsequently appointed Mr. Matteo Renzi, as representative of Il Partito Democratico, to form a new government. Mr. Matteo Renzi was sworn in as Prime Minister on February 22, 2014. The new government, which was supported by a parliamentary vote of confidence on February 25, 2014, comprises members from and is supported by the following political parties: Il Partito Democratico, Scelta Civica per l'Italia, Unione di Centro and Nuovo Centrodestra. On December 7, 2016, Mr. Matteo Renzi presented his resignation to President Sergio Mattarella. Shortly thereafter, President Sergio Mattarella appointed Mr. Paolo Gentiloni, as representative of Il Partito Democratico, to form a new government that secured the support of the same political parties supporting the previous government. Mr. Paolo Gentiloni was sworn in as Prime Minister on December 12, 2016.

Elections. Except for a brief period, since Italy became a democratic republic in 1946 no single party has been able to command an overall majority in Parliament, and, as a result, Italy has a long history of weak coalition governments.

In 2005, Law No. 270 of December 21, 2005 was enacted introducing a new voting system for the Chamber of Deputies and the Senate. However, following ruling 1/2014 by the Constitutional Court on December 4, 2013, which declared Law No. 270/2005 partially invalid, the Parliament enacted an additional electoral reform through Law No. 52 of May 6, 2015. Law No. 52/15, which has been effective since July 2016, only regulates the voting system for the Chamber of Deputies, while the voting system for the Senate is still regulated by Law No. 270/05, as amended by the Constitutional Court with decision 1/2014.

As a result of Law No. 52/15, seats in the Chamber of Deputies are awarded through a two-round system with a party-list proportional representation. While parties are not eligible for any seats unless they attain 3 per cent of the total votes, if a party obtains more than 40 per cent of votes at the first round of elections, a majority bonus automatically awards the winning party 340 seats (i.e. 54 per cent of the total Chamber of Deputies' seats), therefore introducing a first-past-the-post system for the party winning a relative majority of the votes. In case no party reaches such threshold at the first round of elections, a second round must take place between the two parties having obtained the highest votes in the first round. The winner in that second round is awarded as many additional seats as it needs to reach 340 seats. However, Law No. 52/15 is currently under constitutional review, and its validity will be decided by the Constitutional Court, with the first hearing scheduled on January 24, 2017.

The voting system for the Senate, instead, is still regulated  by Law No. 270/05, as amended by the Constitutional Court with decision 1/2014. As a result, seats in the Senate are awarded based on the number of votes obtained by each party-list, but the minimum percentage of the total votes to be attained by multi-party coalitions and individual parties is determined on a regional basis. See "Government and Political Parties" – "The Legislative Branch".

Regional and Local Governments. Italy is divided into 20 regions made up of 103 provinces. The Italian Constitution reserves certain functions, including police services, education and other local services, for the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, as to all areas that are neither subject to exclusive competence of Parliament nor in a regime of shared responsibility between Parliament and the regions, exclusive regional competence is conferred to a region upon its request, subject to Parliamentary approval. In July 2009, Italy adopted legislation that is designed to increase the fiscal autonomy of regional and local governments. The reform is expected to come fully into effect by 2016. Under the new system, lower levels of government will be able to levy their own taxes and will have a share in central tax revenues, including income tax and value added tax. Under the new system, a "standard cost" for public services such as health, education, welfare and public transport will be determined to set budgets for local governments. A fund will be made available to local governments that incur budget deficits and convergence plans will be set up for local governments that record significant budget deficits in consecutive years. In addition, on April 3, 2014, Parliament approved a reform modifying the competences of the provinces and converting ten of them into metropolitan areas, a simplified local authority contemplated by the Constitution. This reform, effective January 1, 2015, aims to increase local government efficiency and reduce costs.

The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d'Aosta) providing them with additional legislative and executive powers.

Referenda. An important feature of Italy's Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of annulling legislation to which it relates. Referenda cannot be held on matters relating to taxation, the State budget, the ratification of international treaties or judicial amnesties. A referendum can be held at the request of 500,000 signatories or five regional councils. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.

Constitutional reforms can be approved by two thirds of the members of each of the Chamber of Deputies and the Senate. If a constitutional reform fails to be approved by this super majority, the relevant reform may be submitted to a popular referendum at the request of one-fifth of the members of either the Chamber of Deputies or the Senate, 500,000 petitioners or five regional councils. This is the case for the Constitutional Reform, which first failed to secure the approval of two thirds of the members of each of the Chamber of Deputies and the Senate, and was subsequently rejected following the negative vote in a popular referendum that was held on December 4, 2016. Unlike any other referendum, referenda called to amend the Constitution do not require a quorum of the majority of the Italian voting population to vote in such referenda.

The European Union

Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 28 current members of the EU together with Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom. The EU had an estimated population of approximately 510.1 million as of December 31, 2015.

The European Union is currently negotiating the terms and conditions of accession to the EU of the following candidate countries: Albania, the Former Yugoslav Republic of Macedonia, Montenegro, Serbia, and Turkey. Potential candidates are Bosnia and Herzegovina and Kosovo.

On June 23, 2016, a majority of the United Kingdom citizens voted, through a referendum, in favor of leaving the EU (referred to as Brexit). The vote to leave the EU marks the start of an unprecedented process, the precise timing of which is not yet known. Formal negotiations with the European Council to agree on the terms of Brexit are not expected to commence until the United Kingdom serves notice under Article 50 of the Lisbon Treaty, dated December 13, 2007. As soon as the United Kingdom formally notifies the European Council of its intention to leave the EU, a two-year time limit for negotiating and reaching a deal would be triggered, although this period can be extended if the European Council and the United Kingdom agree to do so. An agreement would need to be approved by a qualified majority of 72 per cent of all Members States (excluding the United Kingdom), representing 65 per cent of the total EU population. Such agreement would also need to be approved by the European Parliament, voting by simple majority. If the parties to the negotiations failed to reach agreement on the terms of the exit of the United Kingdom by the prescribed two-year term (as potentially extended), the United Kingdom would leave the EU without any agreement in place.  Pending negotiations under Article 50, EU treaties and laws will continue to apply to the United Kingdom.

EU Member States have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its Member States and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.

The Council of the EU. The Council of the EU, or the Council, is the EU's main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the Member States to decide on matters such as foreign affairs, finance, education and telecommunications. When the Council meets to address economic and financial affairs, it is referred to as ECOFIN. The presidency of the Council rotates amongst Member States every six months according to a pre-set order. From July 1 to December 31, 2014, Italy was in charge of the presidency of the Council. Latvia and Luxembourg were in charge of the presidency of the Council from January 2015 to June 2015 and from July 2015 to December 2015, respectively.

The Council mainly exercises, together with the European Parliament, the European Union's legislative function and promulgates:

•	regulations, which are EU laws directly applicable in Member States;

•	directives, which set forth guidelines that Member States are required to enact by promulgating national laws; and

•	decisions, through which the Council implements EU policies.

The Council also coordinates the broad economic policies of the Member States and concludes, on behalf of the EU, international agreements with one or more Member States or international organizations. In addition, the Council:

•	shares budgetary authority with Parliament;

•	makes the decisions necessary for framing and implementing a common foreign and security policy; and

•	coordinates the activities of Member States and adopts measures in the field of police and judicial cooperation in criminal matters.

Generally, decisions of the Council are made by qualified majority vote on a proposal by the Commission or the High Representative of the Union for Foreign Affairs and Security Policy. Starting from November 1, 2014, pursuant to changes enacted by the Treaty of Lisbon, qualified majority will be achieved if:

•	55 per cent of Member States vote in favor (72 per cent in case the proposal is not coming from the Commission or from the High Representative); and

•	the proposal is supported by Member States representing at least 65 per cent of the total EU population.

A minority of at least four Council members representing 35 per cent of the population may block a qualified majority vote. The Council may apply the previous electoral system, under which each Member State was entitled to a certain number of votes largely based on the size of its population, until March 31, 2017.

The European Parliament. The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:

•	it shares with the Council the power to adopt directives, regulations and decisions.

•	it shares budgetary authority with the Council and can therefore influence EU spending.

•	it approves the nomination of EU Commissioners, has the right to censure the EU Commission and exercises political supervision over all the EU institutions.

Following the election held in 2014, each Member State was allocated the following number of seats in Parliament:

Austria	18	Latvia	8
Belgium	21	Lithuania	11
Bulgaria	17	Luxembourg	6
Cyprus	6	Malta	6
Croatia	11	Netherlands	26
Czech Republic	21	Poland	51
Denmark	13	Portugal	21
Estonia	6	Romania	32
Finland	13	Slovakia	13
France	74	Slovenia	8
Germany	96	Spain	54
Greece	21	Sweden	20
Hungary	21	United Kingdom	73
Ireland	11
Italy	73	Total	751

The European Commission. The European Commission traditionally upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. Currently, the European Commission consists of 28 members, one appointed by each Member State for five year terms.

Court of Justice. The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving Member States, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.

Other Institutions. Other institutions that play a significant role in the European Union are:

•	the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;

•
the Court of Auditors, which checks that all the European Union's revenue has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

•	the European Investment Bank, which is the European Union's financial institution, supporting EU objectives by providing long-term finance for specific capital projects.

Membership of International Organizations

Italy is also a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Eight (G-8) industrialized nations, together with the United States, Japan, Germany, France, the United Kingdom, Canada and Russia, and a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the International Monetary Fund (IMF), the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY

General

According to IMF data, the Italian economy, as measured by 2015 GDP (at current prices in U.S. dollars), is the eighth largest in the world after the United States, the People's Republic of China, Japan, Germany, the United Kingdom, France and India.

The Italian economy developed rapidly in the period following World War II as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or "real GDP," grew by an average of 5.2 per cent per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1 per cent in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4 per cent per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Government. For the 1980s as a whole, real GDP growth in Italy averaged 2.4 per cent per year.

Italy's economic growth slowed down substantially in the 1990s. Tighter fiscal policy, which followed the lira's suspension from the Exchange Rate Mechanism in September 1992, led Italy's economy into recession in 1993. The economy recovered in 1994; however, Italy's GDP grew at a modest pace, an average of 1.6 per cent per year from 1996 through 1999, lagging behind those of other major European countries. This trend reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating Southern Italian regions into the more dynamic economy of Northern and Central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. The slowness of the recovery in economic activity is due to shortcomings in the Italian productive economy that make it fragile in the new competitive environment. These deficiencies depend both on factors internal to firms, such as small size and the limitations of exclusive family control and on external factors, such as insufficient infrastructure, high tax rates combined with widespread tax evasion, an uncertain and complex regulatory framework and long administrative procedures.

Over the seven-year period from 2000 to 2007, average annual GDP growth in Italy was of 1.5 per cent compared to the average annual GDP growth of the euro area of 2.5 per cent.

The table below shows the annual percentage change in real GDP growth for Italy and the EU, including Italy, for the period 2000 through 2007.

Annual Per Cent Change in Real GDP (2000-2007)

	2000	2001	2002	2003	2004	2005	2006	2007
Italy	3.7	1.8	0.2	0.2	1.6	0.9	2.0	1.5
EU(1)	3.9	2.2	1.3	1.3	2.5	2.1	3.3	3.1
____________________________
(1)	The EU represents the 28 countries participating in the European Union.

Source: Eurostat.

The table below shows the annual percentage change in real GDP growth for Italy and the countries participating in the EU and in the euro area, including Italy, for the period 2008 through 2015.

Annual Per Cent Change in Real GDP (2008-2015)

	2008	2009	2010	2011	2012	2013	2014	2015
Italy	(1.1)	(5.5)	1.7	0.6	(2.8)	(1.7)	(0.3)	0.8
EU(1)	0.5	(4.4)	2.1	1.8	(0.5)	0.2	1.4	2.0
Euro area(2)	0.5	(4.5)	2.1	1.6	(0.9)	(0.3)	0.9	1.7
____________________________
(1)	The EU represents the 28 countries participating in the European Union.

(2)	The euro area represents the 19 countries participating in the European Monetary Union.

Source: Bank of Italy and Eurostat.

In 2008, as a result of the global financial and economic crisis, Italy's real GDP decreased by 1.1 per cent mainly as a result of a steep decline in exports. Italy also recorded a decrease in domestic private consumption, largely attributable to the stagnation of Italian families' purchasing power (the rise in nominal salaries was offset by inflation) and increasing propensity to save, and a decrease in gross fixed investments, especially in machinery and equipment and real estate. The uncertainty resulting from the financial crisis and its long-term effects seriously affected consumer and business confidence and played a major role in the reduction of spending and investment.

In 2009, Italy's real GDP decreased by 5.5 per cent. A moderate recovery began in the second half of the year, mainly because of improved exports. In the same period, the industrial sector returned to moderate growth and the decline in the services sector came to a halt, but the decline in the construction sector continued. Private consumption remained weak. Spending on capital goods, although increasing slightly in the second half of 2009 in response to tax incentives for purchases of machinery and equipment, was dampened by spare capacity and uncertainty about growth. The decline in private consumption generally worsened, despite the measures introduced to support purchases of certain durable goods. Signs of an easing in the decline of the real property market appeared towards the end of 2009.

In 2010, the Italian economy grew and real GDP increased by 1.7 per cent compared to 2009. Domestic demand sustained the recovery. Based on calculations made in accordance with ESA95 accounting system, private consumption contributed to the GDP growth by approximately 0.6 per cent, gross fixed investment contributed to the GDP growth by approximately 0.5 per cent and an increase in inventories contributed to the GDP growth by approximately 0.7 per cent. Net exports provided a negative contribution to GDP growth by approximately 0.4 per cent. The deterioration reflected the position on merchandise trade, which turned negative in 2010 after being broadly in balance in 2009. It was largely due to only two sectors: energy raw materials, whose deficit grew mainly because of the rise in oil prices, and electronic apparatus, where the major factor was the significant increase in imports of photovoltaic cells.

In 2011, Italy's real GDP grew by 0.6 per cent compared to 2010. Based on calculations made in accordance with ESA95 accounting system, private consumption contributed to GDP growth by 0.1 per cent and net exports contributed to GDP growth by 1.4 per cent while gross fixed investment negatively contributed to GDP growth by 0.4 per cent. The growth in merchandise exports in 2011 was mainly due to sales to non-EU countries, particularly sales of machinery and equipment, basic metals and other metal products. Good export performances were also recorded by traditional products, pharmaceuticals and electronic products.

In 2012, Italy's GDP decreased by 2.8 per cent compared to 2011. Based on calculations made in accordance with ESA95 accounting system, the decrease in Italian economic activity was largely due to the EU sovereign debt crisis. The resulting tightening of the credit market led to a decrease in private consumption of 3.9 per cent in 2012. Business investment was also affected by constraints in the credit market, resulting in a 8.0 per cent decrease in gross fixed investment. Similarly, imports recorded a 7.7 per cent decrease in 2012, which was partly offset by a 2.3 per cent increase in exports.

In 2013, Italy's GDP decreased by 1.7 per cent compared to 2012. The contraction of Italy's GDP, which began in the second quarter of 2011, continued through 2013 with the fourth quarter seeing a modest upturn in economic activity. The decrease in GDP was primarily due to a reduction in private consumption. Based on calculations made in accordance with ESA95 accounting system, private consumption and disposable income fell in 2013 due, in part, to the increase in unemployment of 1.5 per cent from 2012. Investment was negatively affected by widespread uncertainty on the outlook for the economy. Consequently, gross fixed investment decreased to 17.4 per cent of GDP, a reduction of 4.7 percentage points from 2012, which was partly offset by an increase of 0.1 per cent in net exports of Italian goods and services. In addition, the external current account was in surplus for the first time since 2001 and accounted for 1.0 per cent of GDP.

In 2014, Italy's GDP decreased by 0.4 per cent compared to 2013, primarily over the first three quarters. This decrease was mainly due to a decrease in disposable income caused, in part, by a 0.5 per cent increase in unemployment from 2013. Private consumption started to recover at the end of 2014, primarily due to measures adopted by the Government to foster the disposable income of the lower-middle classes, and, more generally, growing consumer confidence in the improving conditions of Italy's economic situation. Likewise, net exports of Italian goods and services increased at the end of 2014 after contracting in 2013 and during the first three quarters of 2014. This positive trend was partially due to the growth of the demand for Italian goods as a result of improved conditions in the global market.

In 2015, the Italian economy returned to growth for the first time since the financial and economic crisis, although at a moderate pace of 0.8 per cent. This increase in Italy's GDP was mainly due to the general fall in oil prices and the adoption of certain monetary and fiscal policies supporting growth. Domestic demand was the main driver for growth in 2015. Household spending moderately picked up in 2015, including on components other than durable goods. Export was negatively affected, particularly in the second half of the year, by a decline of global commerce; nevertheless, Italian export increased by 4.3 per cent in 2015, while import registered a significant increase from 2014. In 2015, the employment rate increased by 0.6 per cent. However, Italy's GDP still lagged some 8 percentage points behind pre-crisis levels. Germany and France instead, and, to a lesser extent, the Euro Area as a whole, recorded GDPs that were higher than pre-2009 levels.

In the past, the Government has historically experienced substantial government deficits. Among other factors, this has been largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments accounted for a relatively significant percentage of total employment as well as high interest expense resulting from the size of Italy's public debt. Countries participating in the European Economic and Monetary Union are required to reduce "excessive deficits" and adopt budgetary balance as a medium-term objective. For additional information on the budget and financial planning process, see "Public Finance—Measures of Fiscal Balance" and "Public Finance—Revenues and Expenditures".

A longstanding objective of the Government has been to control Italy's debt-to-GDP ratio. Italy's debt-to-GDP ratio slightly increased in 2015 to 128.7 per cent net of euro area financial support and 132.3 per cent gross of euro area financial support, reflecting the gap of 2.2 points between the average cost of debt and the expansion of nominal GDP, which was partially offset by a primary surplus of 1.5 per cent. Excluding the financial support provided to European Monetary Union ("EMU") countries, the increase from 2014 was of 0.5 percentage points.

According to Italy's most recent projections, Italy's debt-to-GDP ratio is expected to increase to 132.8 per cent in 2016. In the period 2017-2019, debt-to-GDP is expected to contract by 6.2 percentage points to 126.6 per cent. For additional information on Italy's forecasts for its debt-to-GDP ratio, see "Public Finance—The 2016 Economic and Financial Document", Exhibit 2—2016 Stability Programme, and Exhibit 4—Update of the 2016 Economic and Financial Document.

Historically, Italy has had a high but declining savings rate, calculated as a percentage of gross national disposable income, which measures aggregate income of a country's citizens after providing for capital consumption (the replacement value of capital used up in the process of production). Private sector savings as a percentage of gross national disposable income averaged 19.4 per cent in the period from 2001 to 2010. Private sector savings as a percentage of gross national disposable income were 18.1 per cent in 2014 and 17.9 per cent in 2015. The decline in disposable income was partially due to a slight increase in investments by 0.5 per cent, marking the first increase since the financial and economic crisis. Because of the historically high savings rate, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing. As of December 31, 2015, internal debt and the external debt were 95.6 per cent and 4.4 per cent, respectively, of total debt.

The Italian economy is characterized by significant regional disparities, with the level of economic development of Southern Italy usually below that of Northern and Central Italy. However, in 2015 the per capita GDP in each of southern Italy, also known as the Mezzogiorno, and the North West area of the country increased by 1.0 per cent. GDP in the North-East of Italy increased by 0.8 per cent, while GDP in the Centre of Italy increased by 0.2 per cent. The Mezzogiorno registered an increase in GDP after seven consecutive years of contraction, mainly due to an upswing of private consumption, supported by an increase in the employment rate and investments, both in the public and private sector. The marked regional divide in Italy is also evidenced by significantly higher unemployment in the Mezzogiorno. For additional information on Italian employment, see "—Employment and Labor".

The average harmonized inflation in 2015, as measured by the European Union harmonized consumer price index (HICP) was 0.11 per cent. For additional information on inflation, see "—Prices and Wages".

Key Measures related to the Italian Economy

Since 2009, the Government has acted to limit the effects of the global crisis, support the economy and facilitate its recovery. The Government also injected significant liquidity into the financial system by accelerating payment of past debts and reducing the accrual of tax refunds. During the years 2009, 2010 and 2011, the Government adopted a series of measures aimed at increasing Government receipts, reducing Government spending, fighting tax evasion, sustaining the economic and financial growth of Italy, achieving the financing targets adopted by the EU and balancing the general government's budget.

Measures adopted in 2012

In April 2012, Italy amended its Constitution to include a balanced budget requirement, pursuant to which the general government will be required to operate under balanced budgets beginning in fiscal year 2014. In addition, in September 2012, Italy announced its commitment to reach, within 2013, a balanced budget and reduce its public debt by increasing the primary surplus.

The main measures adopted by the Government in 2012 were introduced through (i) Law No. 27 of March 24, 2012; (ii) Law No. 35 of April 4, 2012; (iii) Law No. 92 of June 28, 2012; (iv) Law No. 134 of August 7, 2012; (v) Law No. 135 of August 7, 2012; and (vi) Law Decree No. 179 of October 18, 2012 (converted into law on December 17, 2012).

The measures adopted by the Government in 2012 consisted of, inter alia:

•	tax measures, including a deferral of the scheduled increase of the VAT rate;

•
reforms intended to reduce government spending, including reduced funding to political groups and political appointees at the regional level, a reduction of the number of regional counselors, increased financial controls, various measures intended to rationalize and streamline bureaucratic processes and administrative structures and the strengthening of centralized purchasing systems; and

•
reforms to enhance potential growth, including measures to foster the development and growth of companies engaged in the construction and management of infrastructure and other public works, eliminate bureaucratic obstacles for professionals and entrepreneurs, facilitate access to capital markets for non-listed companies, amendments to bankruptcy laws and civil procedure, new rules and incentives for start-up companies and measures aimed at reducing labor costs and attracting increased foreign direct investment.

On December 24, 2012, the Italian Parliament approved the stability law for 2013 through Law No. 228 of December 24, 2012 and approved the budget law for 2013/2015 through Law No. 229 of December 24, 2012, which includes measures aimed at achieving a structurally balanced budget in 2013 while increasing productivity, reducing public expenditure and intervening on certain tax regimes applicable to personal income and financial instruments. In addition, on the same date, the Italian Parliament enacted a law to implement the Constitutional balanced budget requirement through Law No. 243 of December 24, 2012 ("Law No. 243"). Law No. 243 will enter into force starting from fiscal year 2014.

Measures adopted in 2013

In 2013, the Government adopted a series of measures aimed at sustaining economic growth, employment and family savings in Italy, as well as intervening on certain social emergencies and consequences of natural disasters. The main measures adopted by the Government in 2013 were introduced through: (i) Law Decree No. 35 of April 8, 2013 (converted into Law No. 64 of June 6, 2013); (ii) Law Decree No. 69 of June 21, 2013 (Decreto del Fare) (converted into Law No. 98 of August 9, 2013); (iii) Law Decree No. 54 of May 21, 2013 (converted into Law No. 85 of July 18, 2013); (iv) Law Decree No. 102 of August 31, 2013 (converted into Law No. 124 of October 28, 2013); (v) Law Decree No. 133 of November 30, 2013 (converted into Law No. 5 of January 29, 2014), (vi) Law Decree No. 63 of June 4, 2013 (converted into Law No. 90 of August 3, 2013), and (vii) Law Decree No. 76 of June 28, 2013 (converted into Law No. 99 of August 9, 2013).

The measures adopted by the Government in 2013 consisted of, inter alia:

•	a series of measures aimed at allowing the public administration to accelerate the payments of certain trade payables (overdue as of December 31, 2012) in order to stimulate economic growth;

•
a new package of urgent measures aimed at stimulating the Italian economy, including, among other things, provisions aimed at facilitating access to credit by small and medium sized companies, measures aimed at developing infrastructure (such as the "European corridors" and certain railway services for approximately €2 billion), rules aimed at bureaucracy and tax simplification, rules aimed at enhancing the efficiency of the justice system, rules aimed at enhancing the digitalization of the public administration (the "Italian Digital Agenda") and measures concerning education;

•
a series of measures to waive the payment of the first and second instalments due on primary residences for IMU (Imposta Municipale Unitaria), with the exception of primary residences exceeding a certain value and meeting certain requirements;

•
measures to sustain domestic employment, including provisions aimed at financing social safety nets, extending the terms of employment of a number of employees in key areas of the public sector, and facilitating hiring of young workers on a permanent basis.

As a consequence of the fiscal measures adopted in 2012, on October 1, 2013, the VAT rate increased from 21 per cent to 22 per cent.

On December 23, 2013, the Italian Parliament approved the stability law for 2014 through Law No. 147 of December 23, 2013 and the budget law for 2014/2016 through Law No. 148 of December 23, 2013. The stability law for 2014 included measures aimed at sustaining economic growth and increasing employment through, inter alia, a decrease in taxes applicable to individuals and enterprises (including taxes on labor cost), several measures in the banking and insurance sectors, the allocation of financial resources to certain strategic investments (mainly infrastructure), and the reduction of public expenditure. Among other things, the stability law for 2014 introduced a new service tax to be levied by municipalities (Imposta Unica Comunale or IUC), which comprises a real estate property tax on primary residences and covers costs of certain services provided by local administrations, including waste management services and other public services.

Measures adopted in 2014

In 2014, the Government adopted, through Law Decree No. 16 of March 28, 2014 (converted into Law No. 80 of May 23, 2014), a series of measures aimed at addressing issues connected with the shortage of affordable housing in several parts of the country (so-called Piano Casa). Among other things, the new legislation provided for: (i) a reduction from 15 per cent to 10 per cent in the flat tax rate for short-term lease agreements meeting certain requirements (affitti a canone concordato) from 2014 to 2017; (ii) an increase in the number of council estate housing; and (iii) additional measures for the development of residential housing.

Law Decree No. 66 of April 24, 2014 (converted into Law No. 89 of June 23, 2014) provided for a reduction in the taxable income of employees with annual gross earnings of up to €24,000. In addition, effective May 2014, the new legislation introduced certain tax deductions which resulted in a net salary increase of up to €80 euro per month for most workers.

Law Decree No. 90 of June 24, 2014 (converted into Law No. 114 of August 11, 2014) introduced a set of measures reforming the Italian Public Administration. These measures included: (i) employment termination programs for public administration employees who are at least 62 years old; (ii) the possibility for the public administration to transfer employees, without having to show cause, between different offices that are no more than 50 Km apart; (iii) a 20 per cent decrease in the salary cap that applies to board members of companies controlled by the public administration; and (iv) broader powers being granted to the chairman of the National Anti-Corruption Authority (Autorità Anticorruzione).

On August 29, 2014, the Government presented a plan to speed up the pace of the Italian justice system and break down bureaucratic obstacles. Key reforms included halving courts' summer holidays, facilitating out-of-court settlements and reinforcing fast-track procedures for company and family disputes. On August 29, 2014, the Government also introduced the "Unblock Italy Decree" (Decreto Sblocca Italia), intended to accelerate infrastructure projects, such as motorways between the southern cities of Naples and Bari and the Sicilian cities of Palermo, Messina and Catania, support the implementation of digital systems throughout the public administration, simplify bureaucracy and reduce red-tape regulations. These reforms were converted into law on September 12, 2014, through Law Decree No. 132/2014 and Law Decree No. 133/2014, respectively.

Law No. 183 of December 10, 2014 (the so-called Jobs Act) introduced a set of measures designed to improve the flexibility of Italy's labor market. Key objectives of the Jobs Act are: (i) a reduction in the number of short-term contracts; (ii) a simplification of the many rules set forth by Law No. 300 of May 20, 1970 (the so-called Workers Statute); and (iii) a review of the system of protections and safeguards, mainly for senior workers. Among other things, measures included new rules on short-term contracts and changes to Article 18 of the 1970 Workers Statute, which regulates the rights of employees of companies with a workforce of more than 15 units against unfair dismissal. Implementing regulation was adopted by the Government on December 24, 2014.

On December 23, 2014, the Italian Parliament approved the stability law for 2015 through Law No. 190 of December 23, 2014 and the budget law for 2015/2017 through Law No. 191 of

December 23, 2014. The stability law for 2015 included measures aimed at cutting taxes on labor (cuneo fiscale) for both employers and employees, allowing employees to have part of their statutory severance pay (TFR) included in monthly paychecks, and facilitating permanent employment of new workers by waiving social security contributions for a period up to three years. In addition, the stability law for 2015 introduced certain changes to the pensions regime, including an increase in the taxation applicable to pension funds.

Measures adopted in 2015

In 2015, the Government enacted measures aimed at fostering economic growth, as well as reforms affecting the public administration and political system. The purpose of these measures was to address corruption, improve the efficiency of local government bodies and the electoral system. The reforms provide a framework for enacting constitutional reforms of the local government bodies and Parliament, which did not come into effect following the vote rejecting the Constitutional Reform in a popular referendum that was held on December 4, 2016, see "Summary of Information—Government and Political Parties". The main measures adopted by the Government in 2015 comprised, inter alia:

•
the mandatory conversion of co-operative Banks (Banche Popolari) with assets over €8 billion into joint stock banks (Societá per Azioni) through Law Decree No. 3 of January 24, 2015, converted into Law No. 33 of March 24, 2015, also known as the "Investment Compact". The goal of this measure is to ensure banks of a certain size benefit from a more suitable corporate and governance structure in line with European standards. Ultimately, the objective is to favor access to credit. The Investment Compact also extends the favorable tax and administrative regime for startups to innovative small and medium enterprises;

•
the adoption of a new electoral law for the Chamber of Deputies through Law No. 52 of May 6, 2015. The goal of the reform is to ensure more stable governments by giving a majority prize to the winning party, as well as more representation through a party-list proportional system;

•
anti-corruption measures providing for more severe criminal sanctions for a number of crimes, extending the applicable statute of limitations, and reintroducing certain criminal offences such as accounting fraud;

•
on March 10, 2015, ruling No. 70/15 of the Italian Constitutional Court declared Law Decree No. 201 of December 6, 2011 partially unconstitutional as it had abolished annual appreciation of pensions in line with cost of living indicators for the period 2012 to 2013. In response to this ruling, the Government adopted Law Decree No. 65 of May 21, 2015, partially reintroducing the mechanism for appreciation of pensions based on cost of living indicators for the relevant period, and reimbursing pension holders part of the pension increases, which had not been awarded in respect of 2012 and 2013. For more information on ruling No. 70/15 of the Italian Constitutional Court, see "—Social Welfare System";

•
Legislative Decree No. 147 of September 15, 2015, including fiscal measures aimed at incentivizing Italian nationals working abroad to return to Italy and supporting the activity of Italian companies operating abroad. Among other things, the new legislative framework allows companies doing business internationally to enter into agreements with the Italian fiscal agencies on a number of matters, such as transfer pricing, the allocation of profits and losses within the group, distribution of dividends, royalties or interests, and, more generally, the requirements to be considered an Italian company for fiscal purposes;

•
in September 2015, the Government adopted several decrees implementing the fiscal reform (i.e., Law No. 23 of March 11, 2014) and concerning, inter alia, the rules governing tax litigation and advance rulings (interpelli) by the fiscal agencies (Legislative Decree No. 156 of September 24, 2015), the organization of fiscal agencies (Legislative Decree No. 157 of September 24, 2015), the sanctioning system (Legislative Decree No. 158 of September 24, 2015), the collection process (Legislative Decree No. 159 of September 24, 2015), and monitoring tax evasion (Legislative Decree No. 160 of September 24, 2015).

On December 28, 2015, Parliament approved the stability law for 2016 and the budget law for 2016-2018 through Law No. 208 of December 28, 2015 and Law No. 209 of December 28, 2015, respectively. The stability law for 2016 includes measures aimed at cutting taxes on primary residential dwellings (TASI) and farmland (IMU), the reduction of the corporate income tax rate (IRES), and regional income tax (IRAP) for the agriculture industry. It also provides for certain tax breaks applicable to small businesses in the Mezzogiorno area and to selected investments in instrumental goods. The budget also includes several measures to reduce the tax burden on and simplify tax filing procedures for the self-employed and small businesses.

Measures adopted in 2016

During the first half of 2016, the Government continued to adopt measures to foster the economic growth of the country, reform the Italian banking system and organize and simplify the public administration. The main measures adopted by the Government in 2016 comprised, inter alia:

•
Law Decree No. 18 of February 14, 2016 (converted into Law No. 49 of April 8, 2016), through which, among other things, cooperative banks (banche di credito cooperativo) have been required to join a banking cooperative group controlled by a joint stock company (società per azioni) having a share capital not lower than Euro 1.0 billion. In addition, the Government adopted Law Decree No. 50 of May 3, 2016 (converted into Law No. 119 of June 30, 2016) partially amending the existing insolvency and bankruptcy procedures and introducing measures to accelerate the process for collecting debt, as well as indemnity obligations in favor of investors in a number of banks in financial distress (Banca delle Marche, Banca Popolare dell'Etruria e del Lazio, Cassa di Risparmio di Chieti and Cassa di Rispamio di Ferrara). For additional details see "Monetary System—Structure of the Banking Industry";

•
Legislative Decree No. 90 of May 12, 2016, which reformed the structure of the financial statements of the State, to increase transparency and facilitate access to information. Among other things, this Legislative Decree introduced a mandatory spending review in the budgeting process and other provisions to make this process more flexible and simplify related administrative procedures;

•
Legislative Decree No. 179 of August 26, 2016, which introduced a new code for the digital administration, principally aimed at increasing the efficiency and accelerating the digitalization of the Italian public administration;

•
Law Decree No. 299 of December 23, 2016, which created a €20 billion fund to support the Italian banking system. This fund aims at supporting access to liquidity of Italian banks by providing a Government guarantee to the issuance of banks’ securities and by providing support to the recapitalization of banks that during the stress tests would suffer severe impacts as a result of adverse scenarios.

On December 7, 2016, Parliament approved the stability law for 2017 and the budget law for 2017-2019. The stability law for 2017 includes measures aimed at the reduction of the corporate income tax rate (IRES), several measures to reduce the tax burden for the self-employed as well as the general simplification of tax collection through the abolition, by a separate legislative decree, of Equitalia S.p.A., a subsidiary of the Italian revenue agency. The stability law also provides a voluntary disclosure regime for hidden capital, several credit incentives to small and medium enterprises, an extension of the tax breaks to selected investments in instrumental goods previously introduced by the stability law for 2016 and improvements to the pension system.

EU Measures to Address the Eurocrisis

The global financial system began showing signs of disruption in the summer of 2007 and its condition quickly deteriorated following the bankruptcies of several major international financial institutions in the summer of 2008. Its condition continued to deteriorate and caused major disruptions in global financial markets, including unsustainably low levels of liquidity and funding sources

(which resulted in high funding costs, historically high credit spreads, volatile and unsustainable capital markets and declining asset values). Many countries acted to combat deteriorating economic conditions, including borrowing in order to support troubled financial and other institutions and adopting other measures to stimulate their economies, which actions led to the credit ratings of various countries being reduced. The first economies to be directly affected were Iceland, Hungary and Latvia in 2008, followed by Greece, Ireland and Portugal in 2010, Spain and Italy in 2011, and Cyprus in 2012. Such reductions to sovereign credit ratings, compounded by the existing recessionary global economy, made it difficult, or in certain instances impossible, for many European countries to access the capital markets to satisfy their funding needs. Such difficulties led to further reductions in sovereign credit ratings and the need for such countries to receive financial support from third parties, including from other countries and the financial support mechanisms adopted by the European Union. In particular, beginning in 2008, Hungary, Latvia, Greece, Ireland, Portugal, Romania, Spain and Cyprus began receiving financial assistance in the form of direct and indirect loans from EU Member States. Such conditions have persisted through the date of this Annual Report for Greece, for which a third assistance programme was launched in August 2015, while Ireland, Spain, Portugal, Romania and Cyprus successfully completed the EU-IMF financial assistance program in December 2013, January 2014, June 2014, September 2015 and March 2016, respectively, and are now subject to Post-Programme Surveillance ("PPS") until at least 75 per cent of the financial assistance received (totaling €85 billion, €38.9 billion, €78 billion, €36 billion and €10 billion, respectively) has been repaid. In January 2015, the PPS was discontinued for both Hungary and Latvia as 70 per cent of the financial assistance received (€ 20 billion) and 75 per cent of the financial assistance received (€ 2.9 billion) was repaid, respectively.

The Stability and Growth Pact and the Euro Plus Pact. In March 2011, the EU Council adopted measures to respond to the economic crisis, requiring all Member States to include a multi-annual consolidation plan including specific deficit, revenue and expenditure targets and an implementation strategy and timeline in their stability or convergence programs prepared pursuant to their existing responsibilities under the Stability and Growth Pact of 1998. For additional information on the Stability and Growth Pact of 1998, see "Public Finance—European Economic and Monetary Union". Member States were also required to include structural reforms in their national reform programs prepared in connection with the European Semester. For additional information on national reform programs and the European Semester, see "Public Finance—The Budget Process".

In addition, an agreement named the Euro Plus Pact (the "Pact") was agreed to by the heads of government of the euro area and joined by Bulgaria, Denmark, Latvia, Lithuania, Poland and Romania (and remains open for other EU Member States to join). The Pact aimed at a closer coordination of policies for economic convergence and requires the heads of government to set common objectives in each chosen policy area and to make annual concrete national commitments. More specific objectives of the Pact are to stimulate competitiveness and employment, to enhance the sustainability of public finances and to reinforce financial stability. Italy has committed together with the other EU Member States to confirm and develop its economic policy based on the Pact and to conform and articulate its national political documentation and process based on the Pact. For additional information on Italy's budget and financial planning process, see "Public Finance—The Budget Process".

Financial Assistance to EU Member States. In early 2010, the EU Member States began to take steps to provide financial assistance to troubled European Member States. As Greece slipped into a deep recession and came close to defaulting on financial obligations, in May of 2010 the EU provided, on a coordinated bilateral basis, a first round of loans to Greece for a total commitment of €80 billion to be disbursed over the period May 2010 through June 2013. This amount was eventually reduced by €2.7 billion, because Slovakia decided not to participate in the Greek loan facility agreement while Ireland and Portugal stepped down from the facility as they requested financial assistance themselves. At the same time, the International Monetary Fund (the "IMF") undertook to provide Greece with an additional €30 billion in loans under a stand-by arrangement. Of the total €107.3 billion of financial assistance, €72.8 billion were disbursed by March 2012, when the program was superseded by a second round of financial support. Italy's portion of the total commitment under the first program of financial assistance to Greece equaled €14.7 billion.

The EFSF. In June 2010, the EU Member States created the European Financial Stability Facility (the "EFSF") whose objective is to preserve financial stability of Europe's monetary union by providing temporary assistance to euro area Member States. In order to fund any such assistance the EFSF has the capacity to issue bonds or other debt instruments in the financial markets. Such debt is guaranteed by each Member State on a several basis based on each Member State's participation in the ECB's share capital. Initially, the extent of the guarantees (and therefore of the facility itself) was capped at €440 billion. Italy's participation in the EFSF is approximately 18 per cent. Pursuant to a ruling of Eurostat, financings granted by the EFSF cause an increase of public debt of the countries participating in the financing, based on their participation in the ECB's share capital.

The EFSF financings are combined with those from the European Financial Stabilization Mechanism (the "EFSM"), a €60 billion facility organized by the European Commission, and additional financings from the IMF. The EFSM allows the European Commission to borrow in financial markets on behalf of the Union and then lend the proceeds to the beneficiary Member State. All interest and loan principal is repaid by the beneficiary Member State via the European Commission. The EU budget guarantees the repayment of the bonds in case of the default by the borrower. The EFSF, EFSM and IMF can only act after a request for support is made by a euro area Member State and a country program has been negotiated with the European Commission and the IMF. As a result, any financial assistance by the EFSF, EFSM and IMF to a country in need is linked to strict policy conditions. The EFSF and EFSM could only grant new financings until June 2013; after this date, only existing financings could be administered.

A set of measures designed to increase the EFSF's capacity were approved during the course of 2011: (a) the guarantees provided by the euro area countries were raised from €440 billion to €780 billion; (b) the facility was authorized to make purchases of Member States' government bonds in the primary and secondary markets; (c) it was authorized to take action under precautionary programs and to finance the recapitalization of financial institutions; and (d) it was allowed to use the leverage options offered by granting partial risk protection on new government bond issues by euro area countries and/or by setting up one or more vehicles to raise funds from investors and financial institutions.

In March 2012, Greece, having enacted the budget and other reform measures required by the EU, reached a further agreement with the European Commission, the ECB and IMF for a second round of financial support. The euro area Member States and the IMF committed the undisbursed amounts of the first program plus an additional €130 billion over the period 2012 to 2014. This second round of financial support differed from the package Greece received in May 2010, in that it received loans from the EFSF rather than directly from Member States. Under the second program of financial assistance Greece received approximately €141.9 billion and €12.0 billion from the EFSF and the IMF, respectively, to August 2014. Following general elections in Greece in January 2015, the Eurogroup and the new Greek government engaged in intensive negotiations, as a result of which the expiration of the second program was extended twice to June 2015. Due to the failure to reach an agreement on a further extension, on June 26, 2015 Greece interrupted negotiations with the Eurogroup and announced a referendum on whether to approve or reject the terms proposed by the Eurogroup for a further extension of the program of financial support. On June 30, 2015, Greece failed to make an IMF loan repayment of €1.55 billion. On July 5, 2015 a majority of Greek citizens voted to reject the bailout terms, and Greece subsequently made an official request for stability support to the European Stability Mechanism for meeting its debt repayment obligations. Such request was approved by the European Stability Mechanism on July 17, 2015. On August 19, 2015, the European Stability Mechanism and Greece entered into an agreement for €86 billion in financial assistance to Greece over a period of three years from 2015 to 2018, accompanied by a third economic adjustment program that will require the Greek government to approve further budgetary restrictions. Following the Eurogroup statement of May 25, 2016 and a positive assessment of the programme implementation by the European Commission in liaison with the European Central Bank and Greece, the European Commission, on June 16, 2016, updated the policy conditions of the financial assistance to reflect progress achieved in the programme implementation.

The ESM. From July 2013, the European Stability Mechanism ("ESM"), a facility with lending capacity of €500 billion, has assumed the role of the EFSF and the EFSM. The ESM has a subscribed capital of €700 billion, of which €80 billion is in the form of paid-in capital provided by the euro area Member States and €620 billion as committed callable capital and guarantees from euro area Member States, who have committed to maintain a minimum 15 per cent ratio of paid-in capital to outstanding amount of ESM issuances in the transitional phase from 2013 to 2017. Italy's maximum commitment to the ESM is approximately €125.3 billion. The ESM will grant financings to requesting countries in the euro area under strict conditions and following a debt sustainability analysis.

On February 2, 2012, a number of revisions were made to the treaty instituting the ESM. Its entry into force was brought forward by one year, to July 2012, and the voting rules were amended to allow decisions to be taken by a qualified majority of 85 per cent in certain circumstances. This majority rule can be invoked in place of the requirement of unanimous decisions if the European Commission and the ECB determine that financial assistance measures need to be taken urgently and in the interests of the euro area's financial and economic stability. Furthermore, as in the case of the EFSF, the ESM has additional means available to it to support countries in difficulty: it can purchase member countries' government bonds, both directly or on the secondary market, and is allowed greater flexibility in its direct purchases of government bonds; it can take action under precautionary programs; and it can finance the recapitalization of financial institutions. Finally, in order to strengthen investors' confidence in the new arrangements, on March 30, 2012, the EU announced that the ESM's endowment capital would be paid up by 2014 instead of 2017 as originally planned. It was also agreed that as of July 2012 the ESM has become the main instrument for financing new support packages. The EFSF will continue to operate until existing financing arrangements terminate.

Open Market Operations. In 2009 and 2011, the Eurosystem launched two covered bond purchase programs (the CBPP, which ended in June 2010, and CBPP2, which ended in October 2012). From May 2010 to February 2012, the ECB conducted interventions in debt markets under the Securities Markets Program (SMP), which was terminated in September 2012. In August 2012, the ECB announced the possibility of conducting outright open market operations in secondary sovereign bond markets to safeguard an appropriate monetary policy transmission and preserve the singleness of its monetary policy. The technical features of such operations, named Outright Monetary Transactions, were announced in September 2012. In early October 2014, the ECB announced the details of an estimated two-year program to purchase non-financial private sector asset-backed securities (ABSPP) in the Eurozone to facilitate new credit flows to the economy and to stimulate lending  under a new covered bond purchase program (CBPP3). In late October 2014, the ECB announced that executing asset managers had been appointed. Purchases under the ABSPP began in November 2014 following the approval by the Governing Council of a legal act on the implementation of the program. On January 22, 2015, the ECB announced an expanded asset purchase program ("Quantitative Easing") comprising the ongoing purchase programs for asset-backed securities (ABSPP) and covered bonds (CBPP3), and, as a new element, purchases of certain euro-denominated securities issued by euro area central governments, agencies and European institutions (PSPP). Combined monthly purchases will amount to €60 billion, and were initially intended to be carried out until September 2016 or until the ECB sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates close to 2% over the medium term. In early December 2015, the ECB announced the extension of Quantitative Easing, which will be carried out until March 2017, maintaining combined monthly purchases at the level of €60 billion. On March 10, 2016, the ECB announced an increase to €80 billion in the monthly purchase under the Quantitative Easing program and four new targeted longer-term refinancing operations (TLTRO II) to reinforce its accommodative monetary policy stance and to foster new lending, which will be conducted from June 2016 to March 2017, on a quarterly basis. On December

8, 2016, the ECB decided to further extend the Quantitative Easing program maintaining combined monthly purchases at the level of €60 billion until the end of December 2017. With respect to the PSPP, in 2015 8.0 per cent and 12.0 per cent of the securities issued in the euro area were purchased by the ECB and by national central banks of a Member State different from the Member State where the relevant securities were issued, respectively. The residual 80.0 per cent of PSPP securities issued in the euro area were purchased by the national central bank of the Member State where the relevant securities were issued. Between March 9, 2015 and December 31, 2015, Bank of Italy purchased PSPP securities for approximately €62 billion.

Collective Action Clauses. Following recommendations of the IMF and the release of a draft model form of collective action clause, Italy introduced a form of collective action clause into the documentation of all of its New York law governed bonds issued since June 16, 2003.

The rights of bondholders have generally been individual rather than collective. As a result of each bondholder having individual rights, the restructuring or amending of a bond would legally have to be negotiated with each bondholder individually and any one bondholder that did not agree with restructuring or amendment terms could refuse to accept such terms or "hold out" for better terms thereby delaying the restructuring or amendment process and potentially forcing an issuer into costly litigation. These risks increase as the bondholder base is more geographically dispersed or is comprised of both individual and institutional investors.

In an effort to minimize these risks, issuers began including so-called collective action clauses into their bond documentation. These collective action clauses are intended to minimize the risk that one or a few "hold out" bondholders delay a restructuring or amendment where a majority of the other bondholders favor the terms of the restructuring or amendment, by permitting a qualified majority of the bondholders to accept the terms and bind the entire bondholder base to such terms.

The treaty instituting the ESM, as revised on February 2, 2012 (and ratified by Italy through Law No. 116 of July 23, 2012), required that all new government debt securities with a maturity of more than one year, issued on or after January 1, 2013, include the same collective action clauses as other countries in the Eurozone (the "EU Collective Action Clauses"). These standardized clauses for all euro area Member States, as set out in the document "Common Terms of Reference" dated February 17, 2012 developed and agreed by the European Economic and Financial Committee (EFC) and published on the EU Commissions website, allow a qualified majority of creditors to agree on certain "reserved matter modifications" to the most important terms and conditions of the bonds of a single series (including the financial terms) that are binding for all the holders of the bonds of that series with either (i) the affirmative vote of the holders of at least 75 per cent represented at a meeting or (ii) a written resolution signed by or on behalf of holders of at least 66 2/3 per cent of the aggregate principal amount of the outstanding bonds of that series and the consent of the Issuer. The EU Collective Action Clauses also include an aggregation clause enabling a majority of bondholders across multiple bond issues to agree on certain "reserved matter modifications" to the most important terms and conditions of all outstanding series of bonds (including the financial terms) that are binding for the holders of all outstanding series of bonds with (1) either (i) the affirmative vote of all holders of at least 75 per cent represented at separate meetings or (ii) a written resolution signed by or on behalf of all holders of at least 66 2/3 per cent of the aggregate principal amount of all outstanding series of bonds (taken in the aggregate) and (2) either (i) the affirmative vote of the holders of more than 66 2/3 per cent represented at a meeting or (ii) a written resolution signed by or on behalf of holders of more than 50 per cent of the aggregate principal amount of each outstanding series of bonds (taken individually) and the consent of the Issuer (so called "Cross Series Modification Clauses"). Italy, as all EU Member States, has included the EU Collective Action Clauses and the Cross Series Modification Clauses in the documentation of all new bonds issued since January 1, 2013. For additional information regarding Italy's implementation of EU Collective Action Clauses, see "Public Debt—Summary of External Debt".

Gross Domestic Product

In 2011, Italy's GDP grew by 0.6 per cent compared to 2010 (mainly due to the increase recorded in net exports).

In 2012, Italy's GDP decreased by 2.8 per cent compared to 2011. Private consumption negatively contributed to the GDP growth by 2.6 per cent and net exports contributed to GDP growth by 3.0 per cent while gross fixed investment negatively contributed to GDP growth by 1.5 per cent.

In 2013, Italy's GDP decreased by 1.7 per cent compared to 2012. The decrease in Italy's GDP began in the second quarter of 2011 and continued through 2013 with the fourth quarter seeing a modest upturn in economic activity. Italian economic activity was weighed down principally by the reduction in private sector consumption.

In 2014, Italy's GDP decreased by 0.3 per cent compared to 2013. Nonetheless, as a result of a steady increase in private sector consumption and net exports, Italy's GDP in the fourth quarter of 2014 stabilized and resulted in a substantially unchanged GDP compared to the fourth quarter of 2013.

In 2015, Italy's GDP increased by 0.8 per cent compared to 2014. After three years of contraction, the Italian economy returned to growth, which was mainly driven by the stimulus provided by expansionary monetary policy measures which, together with the positive impact of the falling oil prices, offset the weaker impetus coming from the world economy.

An improvement in the long-term outlook for recovery in GDP growth depends on the successful adoption of government-designed policies to:

•	promote investment in infrastructure and strategic geographic areas;

•	foster market liberalization and reduce administrative bureaucratic charges and procedures;

•	reduce the tax burden;

•	reform the educational system and the job market to improve the development and utilization of human capital;

•	preserve private sector purchasing power; and

•	undertake structural measures to contain the growth of government expenditure.

The following table sets forth information relating to nominal (unadjusted for changing prices) GDP and real GDP for the periods indicated.

GDP Summary

	2011	2012	2013	2014	2015
Nominal GDP (€ in millions)(1)	1,637,463	1,613,265	1,604,599	1,620,381	1,642,444
Real GDP (€ in millions)(2)	1,613,766	1,568,274	1,541,172	1,542,588	1,553,876
Real GDP % change	0.6	(2.8)	(1.7)	0.1	0.7
Population (in thousands)	59,394	59,685	60,783	60,796	60,666
___________________________
(1)	Nominal GDP (€ in millions) calculated at current prices.

(2)	Real GDP (€ in millions) at constant euro with purchasing power equal to the average for 2010.

Source: ISTAT.

Private Sector Consumption. In 2015, private sector consumption in Italy increased by 0.9 per cent compared to a 0.3 per cent increase in 2014. In 2015, private sector consumption represented approximately 61.5 per cent of real GDP. This increase was driven by a general improvement in employment conditions and measures adopted by the Government to strengthen the disposable income. Purchases of non-durable goods and purchases of semi-durable goods increased by 1.4 per cent and 0.3 per cent in 2015, respectively, while consumption of durable goods such as motor vehicles, white goods and consumer electronics increased by 6.9 per cent. However, the increase in private sector consumption in 2015 is mainly attributable to services, which increased by 0.7 per cent and represented 52.4 per cent of the total private sector consumption. Private sector consumption continued to contribute positively to real GDP growth by approximately 0.5 per cent in 2015, compared to a 0.4 per cent positive contribution in 2014.

Public Sector Consumption. In 2015, public sector consumption in Italy decreased by 0.7 per cent compared to a 1.0 per cent decrease in 2014. In 2015, public sector consumption represented approximately 19.1 per cent of real GDP. Public sector consumption contributed negatively to real GDP growth by approximately 0.1 per cent in 2015, compared to a negative contribution of 0.2 per cent in 2014.

Gross Fixed Investment. In 2015, gross fixed investment in Italy increased by 0.8 per cent compared to a 3.4 per cent decrease in 2014. In 2015, gross fixed investment represented approximately 16.6 per cent of real GDP. The increase in gross fixed investment in 2015 reflected the increase in expenditure for machinery of 3.4 per cent, which was partially offset by a 0.5 per cent decrease in expenditure for construction and by a 0.4 per cent decrease in expenditure for intellectual property products. Gross fixed investment contributed positively to real GDP growth by 0.1 per cent in 2015, compared to a negative contribution of 0.6 per cent in 2014.

Net Exports. In 2015, exports of goods and services increased by 4.3 per cent in volume compared to a 3.1 per cent increase in 2014. This was mainly due to exports of goods, increasing by approximately 4.4 per cent. Italy's world market share in 2015 slightly decreased to 2.79 per cent at current prices and exchange rates from 2.84 per cent in 2014. Over the last five years, on average exports of Italian goods and services have grown faster than the potential demand for them (calculated as the weighted average of imports by volume of Italy's trading partners, weighted by their shares of Italian exports by value). Notwithstanding a generally low demand from emerging economies and from countries producing raw materials, exports towards countries and markets outside the EMU has increased consistently over the past few years, also due to more favorable pricing conditions resulting from a steady devaluation of euro against several major currencies. In 2015, imports of goods and services registered a 6.0 per cent increase, compared to a 1.8 per cent increase in 2014. This increase mainly reflected the increase in imports of goods (8.1 per cent in 2015) driven, inter alia, by a recovery in household spending in durable goods and investments in transport means in the business sector. For additional information on Italy's exports and imports, see "The External Sector of the Economy—Foreign Trade".

Strategic Infrastructure Projects. Italy's economic infrastructure is still significantly underdeveloped compared to other major European countries.

Italy adopted legislation in 2001 (the "Strategic Infrastructure Law") providing the Government with special powers to plan and realize those infrastructure projects considered to be of strategic importance for the growth and modernization of the country, particularly in the Mezzogiorno. The Strategic Infrastructure Law is aimed at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects. In the last decade, beginning with the Strategic Infrastructure Law, progress was made in the planning of public works, starting to overcome historical weakness linked to long procedures due to overlapping powers and responsibilities among different levels of government. From 1990 through 2010, general government investment expenditure averaged 2.4 per cent of GDP in Italy, just below the euro area average of 2.5 per cent. Italy's outlay was less than that of France (3.2 per cent) but more than that of Germany (1.9 per cent) and the United Kingdom (1.8 per cent). In

2014 and 2015 general government expenditure for investments was 2.2 per cent and 2.3 per cent of GDP, respectively.

In 2013, Law Decree No. 69 of June 21, 2013, (Decreto del Fare) (converted into Law No. 98 of August 9, 2013) enacted a new package of measures aimed at, inter alia, developing infrastructure (such as the European corridors and certain railway services) for approximately €2 billion. In addition, Law Decree No. 133 of September 12, 2014, (Decreto Sblocca Italia) introduced further measures promoting Italy's economic infrastructure by allocating part of the financial resources for some projects awaiting authorization and planning approval to projects that have already been finalized and approved, such as motorways between the southern cities of Naples and Bari and the Sicilian cities of Palermo, Messina and Catania. Furthermore, Law Decree No. 133 of September 12, 2014, aims to incentivize private investments in infrastructure through the improvement of financial instruments such as project bonds.

Principal Sectors of the Economy

In 2015, value added increased by 0.6 per cent compared to 2014. This increase was mainly driven by a 3.8 per cent increase in agriculture, fishing and forestry (which collectively accounted for 2.1 per cent of the value added), a 1.3 per cent increase in industry (which accounted for 18.7 per cent of the total value added), and a 0.4 per cent increase in services (which accounted for 74.6 per cent of the total value added). The increase in services, was mainly due to a 0.5 per cent increase in various services to families and businesses, which accounted for 22.9 per cent of the value added, and a 2.2 per cent increase in commerce, repairs and goods for the home, which accounted for 11.6 per cent of the value added. Nonetheless, the overall increase was partially offset by a 0.7 per cent decrease in construction.

The following table sets forth value added by sector and the percentage of such sector of the total value added at purchasing power parity with 2010 prices.

Value Added by Sector(1)

	2011		2012		2013		2014		2015
	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total
Agriculture, fishing and forestry	28,960	2.0	28,210	2.0	28,603	2.1	27,932	2.0	28,997	2.1
Industry	273,676	18.9	266,606	18.8	260,529	18.7	258,685	18.6	262,047	18.7
of which: Manufacturing	232,880	16.0	224,835	15.9	221,193	15.9	220,405	15.8	223,652	16.0
Construction	76,979	5.3	71,649	5.1	68,054	4.9	64,927	4.7	64,465	4.6
Services	1,072,083	73.9	1,049,871	74.1	1,037,652	74.4	1,040,910	74.8	1,045,260	74.6
Commerce, repairs and goods for the home	166,011	11.4	159,122	11.2	158,086	11.3	159,756	11.5	163,116	11.6
Hotels and restaurants	52,095	3.6	51,612	3.6	49,745	3.6	50,374	3.6	51,164	3.7
Transport, storage and communications	76,834	5.3	73,886	5.2	72,217	5.2	72,218	5.2	71,698	5.1
Information and communication services	62,263	4.3	60,479	4.3	58,847	4.2	58,209	4.2	57,152	4.1
Financial and monetary intermediation	77,534	5.3	78,948	5.6	76,537	5.5	74,676	5.4	75,010	5.4
Various services to families and businesses	326,689	22.5	320,255	22.6	318,494	22.8	319,669	23.0	321,293	22.9
Public administration	102,200	7.0	100,923	7.1	100,161	7.2	99,068	7.1	98,484	7.0
Education	63,960	4.4	63,453	4.5	62,887	4.5	63,339	4.6	63,888	4.6
Public health, social and personal services	86,138	5.9	84,595	6.0	84,846	6.1	86,720	6.2	86,512	6.2
Other public, social and personal services	40,315	2.8	38,220	2.7	37,263	2.7	37,688	2.7	37,535	2.7
Domestic services to families and civil unions	18,045	1.2	18,372	1.3	18,437	1.3	19,023	1.4	19,161	1.4
Value added at market prices	1,451,697	100	1,416,148	100	1,394,602	100	1,391,953	100	1,400,297	100
_______________________
(1)	Value added in this table is calculated by reference to prices of products and services, excluding any taxes on any such products.

Source: Bank of Italy.

Role of the Government in the Economy

Until the early 1990's, State-owned enterprises played a significant role in the Italian economy. The State participated in the energy, banking, shipping, transportation and communications industries, among others, and owned or controlled approximately 45 per cent of the Italian industrial and services sector and 80 per cent of the banking sector. As a result of the implementation of its privatization program, which started in 1992, the State exited the insurance, banking, telecommunications and tobacco sectors and significantly reduced its interest in the energy sector (principally through sales of shareholdings in ENI S.p.A. ("ENI") and ENEL S.p.A. ("ENEL")) and in the defense sector (principally through sales of shareholdings in Finmeccanica S.p.A.). For additional information on the role of the Government in the Italian economy, see "Monetary System—Banking Regulation—Structure of the Banking Industry" and "Public Finance—Government Enterprises".

Services

Transport. Italy's transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Government, and railways in particular have posted large financial losses. In recent years, many of these enterprises have been restructured in order to place them on a sounder financial footing and/or have been privatized.

Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board ("ANAS") and a system of toll highways that in part are managed and maintained by several concessionaries, the largest of which is controlled by Autostrade S.p.A. ("Autostrade"), which was privatized in 1999.

Italy's railway network is small in relation to its population and land area. Approximately 30 per cent of the network carries 80 per cent of the traffic, resulting in congestion and under-utilization of large parts of the network. As of December 31, 2015, there were 24,300 kilometers of railroad track, of which a large majority are controlled by State-owned enterprises, with the remainder controlled by private firms operating under concession from the Government.

In response to EU directives and the intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy's railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by Ferrovie dello Stato Italiane S.p.A. ("FS"): (i) Trenitalia S.p.A., managing the transportation services business; and (ii) Rete Ferroviaria Italiana S.p.A. ("RFI"), managing railway infrastructure components and the efficiency, safety and technological development of the network.

In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation, FS, with greater autonomy over investment, decision-making and management. In 2015, FS's revenues amounted to €8,585 million compared to €8,390 million in 2014 and its net profit was of €464 million compared to €303 million in 2014. In February 2015, The Ministry of Economy and Finance announced that a potential privatization of FS was under discussion for the second semester of 2016. On May 16, 2016, the Government set the criteria for the privatization process and the procedure to be followed for the disposal of the stake held by the State in FS.

Projects for the construction of new high-speed train systems (Treno ad alta velocità or "TAV") linking the principal urban centers of Italy with one another and with neighboring European countries, as well as other infrastructure projects designed to upgrade the railway network, are under way or, in some cases, have been completed. The corridors of Milano-Bologna-Rome-Naples and Milano-Torino have been completed. Starting from the end of April 2012, Nuovo Trasporto Viaggiatori S.p.A. (NTV) brought competition to FS through "Italo", another high-speed train that started serving the Milano-Bologna-Rome-Naples corridor.

Alitalia, which used to be Italy's national airline, was sold in 2008 and as a result Italy no longer owns an interest in any air carrier.

Communications. In 1997, the Italian Parliament enacted legislation to reform the telecommunications market to promote competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations, and provides for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or "AGCOM"), consists of five members appointed by the Italian Parliament and a president appointed by the Government. It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and is renewable.

Italy's telecommunications market is one of the largest in Europe. The telecommunications market was deregulated in January 1998 and while Telecom Italia, which was privatized in 1997, remains the largest operator, it is facing increasing competition from new operators that have been granted licenses for national and local telephone services. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized. Telecom Italia Mobile (TIM) remains the largest mobile operator, followed by Vodafone Italia (controlled by the Vodafone Group), and Wind Tre, the latter resulting from the business combination of Wind and H3G's Italian businesses.

Internet and personal computer penetration rates in Italy have grown consistently in recent years. In 2015, 24.5 per cent of the Italian population (57.7 per cent of total households) had an internet broadband connection, though the percentage of population having an internet ultrabroadband connection was only 2.4 per cent (5.5 per cent of total households). Nonetheless, the data significantly differs geographically and depending on the age group. For example, there is a significant difference between North and Center regions of Italy, where penetration of broadband connections is far higher, compared to Southern regions of Italy, even though significant investments have been made in 2015 in the Mezzogiorno area, aimed at bridging this gap. In addition, while 88.0 per cent of households including a family member under 18 years-old have an internet connection, only 18.0 per cent of households comprising only family members over 65 years-old have an internet connection. Telecom Italia remains the largest internet provider, followed by Fastweb, Wind, Vodafone Italia, BT Italia and Tiscali.

Tourism. Tourism is an important sector of the Italian economy. In 2015, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately €13.5 billion. Spending by foreign tourists in Italy increased by 3.8 per cent, while spending by Italian tourists abroad increased by 1.4 per cent.

Financial Services. The percentage of domestic investment of households allocated to Italian shares and investment fund units amounted to approximately 27.5 per cent at the end of 2015, compared to 25.0 per cent in 2014. Historically, a significant portion of Italy's domestic investment has been in public debt.

 The general Italian share price index increased by 17.0 per cent in 2015, more than the average increase of the main euro-area index (i.e., 10.0 per cent). This higher-than-average increase was driven by confidence in the expected recovery of the Italian economy. However, in the first four months of 2016, the conditions of the Italian financial market and certain other euro-area countries worsened, and share prices fell sharply as a result due to uncertainty over the rate of global growth and direction of banking regulation in Europe.

From January 2016 to April 2016, the general Italian share price index decreased by 11.0 per cent.

Italian household indebtedness as a percentage of disposable income remained substantially unchanged in 2015 at 66 per cent. Lending to families increased by 1.2 per cent in 2015. The amount of mortgages granted increased by 39.3 per cent in 2015, compared to 11.7 per cent in 2014, while consumer credit by banks increased by 5.1 per cent, compared to a 0.7 per cent decrease in 2014. For additional information on the Italian banking system, see "Monetary System—Banking Regulation".

Manufacturing

In 2015, the manufacturing sector represented 15.8 per cent of GDP and 15.8 per cent of total employment. In 2015, value added in manufacturing increased by 1.5 per cent from 2014, compared to a 0.4 per cent decrease from 2013.

Italy has compensated for its lack of natural resources by specializing in transformation and processing industries. Italy's principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

The number of large manufacturing companies in Italy is small in comparison to other European Union countries. In 2015, the most significant companies included FCA Italy (automobiles and other transportation equipment), Finmeccanica (defense, aeronautics, helicopters and space), Luxottica (eyeglasses), Pirelli (tires and industrial rubber products), Prada (fashion), Barilla (food), Ferrero (food) and Parmalat (dairy and food). These companies export a large proportion of their output and have significant market shares in their respective product markets in Europe.

Much of Italy's industrial output is produced by small and medium-sized enterprises, which also account for much of the economic growth over the past 20 years. These firms are especially active in light industries (including the manufacture of textiles, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, have generally been higher than those of their smaller counterparts. Various government programs (in addition to EU programs) to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.

Traditionally, investment in research and development ("R&D") has been very limited in Italy. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrialized countries, reflecting the Italian industry's persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy was 1.29 per cent of GDP in 2014 (the most recent year for which data is available), compared to 2.84 per cent in Germany and 1.94 per cent in the EU.

The following table shows the growth by sector of indexed industrial production for the years indicated.

Industrial Production by Sector (Index: 2010 = 100)

	2011	2012	2013	2014	2015
Food and tobacco	98.1	97.5	96.5	96.5	97.1
Textiles, clothing and leather	96.4	89.2	86.8	86.2	84.2
Wood, paper and printing	97.9	89.0	83.7	82.3	81.4
Coke and refinery	96.1	90.4	80.2	75.7	83.9
Chemical products	96.1	91.3	89.9	90.2	91.6
Pharmaceutical products	100.6	99.8	104.8	103.0	109.7
Rubber, plastic materials and non-ferrous minerals	100.1	91.3	87.8	88.8	90.3
Metals and ferrous products	104.5	96.4	95.1	95.2	92.7
Electronic and optic materials	96.8	87.6	85.9	87.5	91.3
Electric appliances for households	94.8	83.5	84.0	74.4	76.0
Machinery and equipment	108.1	105.4	100.3	98.8	99.8
Transport means	98.6	87.7	83.4	87.6	103.2
Other industrial products	102.6	94.3	89.1	88.9	89.2
________________________
Source: ISTAT.

Energy Consumption

Energy consumption, measured in terms of millions of tons of oil equivalent, or "MTOE", increased by 3.2 per cent in 2015 compared to a decrease of 3.8 per cent in 2014. In 2015 (in MTOE), oil represented 34.6 per cent of Italy's energy consumption compared to 34.5 per cent in 2014, natural gas represented 32.3 per cent of Italy's energy consumption compared to 30.6 per cent in 2014, renewable energy resources represented 19.3 per cent of Italy's energy consumption compared to 20.9 per cent in 2014, solid combustibles represented 7.9 per cent of Italy's energy consumption compared to 8.3 per cent in 2014, and net imported electricity represented 6.0 per cent of Italy's energy consumption compared to 5.8 per cent in 2014. In 2015, Italy's production (in MTOE) of oil, natural gas, renewable energy and solid combustibles represented over 24.9 per cent of the national energy consumption, compared to 26.9 per cent in 2014. Approximately 16.9 per cent of energy produced in Italy was exported in 2015 and, therefore, 92.0 per cent of national consumption was represented by energy imports in 2015, mainly of oil and natural gas.

The Italian energy sector is governed by regulations that aim to promote competition at the production, transport and sales level. The Electricity and Gas Authority (Autorità per l'Energia Elettrica e il Gas) regulates electricity and natural gas activities, with the aim of promoting competition and service quality; it has significant powers, including the power to establish tariffs. Italy's domestic energy industry includes several major companies in which the Government holds an interest.

ENI is the largest oil and gas company in Italy and is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering. As of January 11, 2016, the Ministry of Economy and Finance held approximately 4.34 per cent of the share capital of ENI directly and 25.76 per cent through Cassa Depositi e Prestiti S.p.A. ("CDP"). ENI is a profitable public company and pays dividends regularly.

ENEL is the largest electricity company in Italy and is engaged principally in the generation, importation and distribution of electricity. As of March 31, 2016, the Ministry of Economy and Finance held approximately 23.6 per cent of ENEL's share capital directly. ENEL is a profitable public company and pays dividends regularly.

CDP is a privately held corporation in which the Ministry of Economy and Finance owns approximately 80.1 per cent of the share capital. CDP is engaged in the financing of investments in the public sector, i.e., of the state, the regions, the provinces and the city administrations and other public bodies. For additional information regarding CDP, see "Public Debt—Public Debt Management". As of May 28, 2015, CDP also indirectly holds approximately 29.85 per cent of the share capital of Terna S.p.A. ("Terna"). Formerly owned by ENEL, Terna is a profitable public company that pays dividends regularly, which owns and operates a major portion of the transmission assets of Italy's national electricity grid.

Construction

In 2015, construction represented 4.9 per cent of GDP and 6.3 per cent of total employment. Investment in construction (characterized, as in the past, by more persistent cyclical fluctuation), continued to contract in all sectors of the economy, although contraction was less pronounced in the residential sector. Housing transactions increased by 6.5 per cent in 2015, compared to a 3.6 per cent increase in 2014, while house prices decreased by 2.4 per cent in 2015, mainly due to an increase in the disposable income of households and improved financing conditions. Investment in non-residential construction decreased by 1.3 per cent in 2015, compared to a 7.5 per cent decrease in 2014.

Agriculture, Fishing and Forestry

In 2015, agriculture, fishing and forestry increased by 3.8 per cent compared to 2014 and accounted for 2.3 per cent of GDP and 3.7 per cent of total employment. Agriculture's share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy's average farm size remains less than half the European Union average. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the North and in the South-Eastern plains, olives are grown principally in Central and Southern Italy and grapes are grown throughout the country.

Employment and Labor

General. Job creation has been and continues to be a key objective of the Government. Employment increased by approximately 0.6 per cent in 2015, continuing the positive trend that began in 2014 with a 0.4 per cent increase.  A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services.

The unemployment rate in Italy decreased to 11.9 per cent in 2015 from 12.7 per cent in 2014, recording a 0.8 per cent decrease. In the euro area, the average unemployment rate was 9.4 per cent in 2015 compared to 10.2 per cent in 2014. The participation rate (i.e. the rate of employment for the Italian population between the ages of 16 and 64) was 64.0 per cent in 2015 compared to 63.9 per cent in 2014.

The following table shows the change in total employment, labor market participation rate and unemployment rate for each of the periods indicated.

Employment

	2011	2012	2013	2014	2015
Employment in standard labor units (% on prior year)	0.1	(1.4)	(2.4)	0.3	0.8
Participation rate (%)(1)	62.1	63.5	63.4	63.9	64.0
Unemployment rate (%)(2)	8.4	10.7	12.2	12.7	11.9
_______________________________
(1)	Participation rate is the rate of employment for the population between the ages of 16 and 64.

(2)	Unemployment rate does not include workers paid by Cassa Integrazione Guadagni, or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.

Source: Bank of Italy.

Employment by sector. In 2015, approximately 72.9 per cent were employed in the service sector, 17.0 per cent were employed in the industrial sector (excluding construction), 6.3 per cent were employed in the construction sector and 3.7 per cent were employed in the agriculture, fishing and forestry sector.

Employment by geographic area and gender. Unemployment in Southern Italy, which in 2015 reached 19.7 per cent, has been persistently higher than in Northern and Central Italy, respectively 8.1 and 10.6 per cent. In 2015, unemployment in the South decreased by 1.3 per cent compared to a 0.8 per cent decrease in the Centre and a 0.5 per cent decrease in the North. Consistently, the number of persons employed increased throughout the country by 0.6 per cent. In 2015, the unemployment rate of females in Italy was 12.7 per cent, a 1.1 per cent decrease compared to 2014. In 2015, the unemployment rate of males in Italy decreased by 0.5 per cent compared to 2014. The participation rate of women decreased by 0.3 per cent in 2015 to 54.1, while the participation rate of men increased by 0.5 per cent to 74.1 per cent.

Employment of the population between the ages 16-24. The unemployment rate of the population in Italy aged 16-24 decreased by 1.9 per cent from 2014, reaching 40.3 per cent in 2015, compared to the rate in 2011 of 29.2 per cent. The unemployment rate of the population aged 16-24 in the euro area increased from 21.3 per cent in 2011 to 23.6 per cent in 2012, reaching 24.4 per cent in 2013. However, for the first time since 2007, in 2014 the euro area registered a decrease in its unemployment rate of the population aged 16-24, to 23.7 per cent. This negative trend continued in 2015, when unemployment rate in the euro area reached 22.4 per cent.

The following table shows the unemployment rate of the population between ages of 16-24 in Italy and the euro area for the periods provided.

Unemployment of the Population aged 16-24

	2011	2012	2013	2014	2015
Italy	29.2	35.3	40.0	42.7	40.3
Euro area(1)	21.3	23.6	24.4	23.7	22.4
__________________________
(1)	The Euro area represents the 19 countries participating in the European Union.

Source: Eurostat and ISTAT.

Government programs and regulatory framework. The Government has adopted a number of programs aimed at correcting the imbalances in employment, particularly between southern Italy and the rest of the country, and reducing unemployment. For additional information on these measures and incentives, see Exhibit 2—2016 Stability Programme.

Through the Cassa Integrazione Guadagni ("CIG"), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector that are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 24 months, which is extendable to up to 36 months for workers nearing retirement age. In 2015, the number of hours of work paid through CIG decreased by 35.6 per cent compared to 2014. In total, the Istituto Nazionale di Previdenza Sociale ("INPS") authorized 677 million hours under the CIG, compared to the 1.0 billion hours authorized in 2014. However, as in previous years, protracted uncertainty prompted firms to take the precaution of applying for more hours than they actually used.

Prices and Wages

Wages. Unit labor costs have historically been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with lower productivity levels.

Real earnings increased by 0.8 per cent in 2015, whereas nominal earnings increased by 0.9 per cent compared to 2014, mainly due to an inflation rate near to zero. The increase of employee earnings, of 2.0 per cent, was in line with the increase of self-employed workers' earnings, of 0.3 per cent. In the private sector, nominal earnings increased by 1.2 per cent compared to 2014, with a larger increase for those employed in the industry sector as opposed to services. In the public sector, nominal wages remained stable due to the freeze in both collective bargaining and seniority increments. Unit labor costs increased by 0.7 per cent in 2015, after increasing by 0.4 per cent in 2014. In 2015, unit labor costs rose by 0.2 per cent in industry excluding construction and rose by 1.2 per cent in the private sector.

Prices. The European Union harmonized consumer price index (HICP) reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. The inflation rate in the euro area, as measured by the European Union harmonized consumer price index (HICP), was 0.0 per cent in 2015, compared to 0.5 per cent in 2014. Since Italy's entry into the euro area in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. For additional information on monetary policy in the euro zone, see "Monetary System—Monetary Policy".

In 2015, inflation in Italy, as measured by the European Union harmonized consumer price index (HICP), decreased to an average of 0.1 per cent from 0.2 per cent in 2014. Inflation was negative in the first months of 2016, while as of April 30, 2016 inflation in Italy was 0.3 per cent. Among other factors, the decrease in inflation was driven by a reduction in energy costs, as a result of the decrease in oil price, which historically impacts the cost of energy in Italy. In addition, the average increase in the price of both goods and services in 2015 was 0.1 per cent, which remained consistent in the first six months of 2016.

The following table illustrates trends in prices and wages for the periods indicated.

Prices and Wages (in %)

	2011	2012	2013	2014	2015
Cost of Living Index(1)	2.7	3.0	1.1	0.2	(0,1)
EU Harmonized Consumer Price Index(1)	2.9	3.3	1.2	0.2	0.1
Core Inflation Index(2)	1.3	1.7	1.1	0.7	0.5
Change in unit labor cost(3)	0.6	2.0	0.3	0.4	0.7
____________________________
(1)
The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2)	The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.

(3)	Unit labor costs are per capita wages reduced by productivity gains.

Source: Bank of Italy.

Social Welfare System

Italy has a comprehensive social welfare system, including public health, public education and pension, disability and unemployment benefits programs, most of which are administered by the Government or by local authorities receiving Government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues. They represent the largest single government expenditure. For additional information on Government revenues and expenditures, see "Public Finance—Revenues and Expenditures".

Social benefits in cash include expenditures for pensions, disability and unemployment benefits. The two principal social security agencies, INPS and the Istituto Nazionale Assicurazioni e Infortuni sul Lavoro ("INAIL"), provide old-age pensions and temporary and permanent disability compensation for all government employees and employees of the private sector and their qualified dependents, as well as coverage for accidents in the workplace or permanent disability as a consequence of employment. In 2015, INAIL provided pensions to 15.7 million beneficiaries, totaling disbursements for approximately €273.1 billion.

Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Controlling pension spending is a particularly important Government objective given Italy's aging population. Beginning in 1992, the Government adopted several measures designed to control the growth of pension expenditures. The Government adopted additional pension reforms in 1995, 2004 and 2007. Then in each of 2009, 2010 and 2011, the Government adopted further reforms of the pension system.

•
In July 2009, the Italian Parliament adopted a law to equalize the pension age of men and women in the public sector. This law gradually raised the retirement age of women employed in the public sector from 60 to 65. The reform provided that from 2010, the retirement age of women would increase to 61, and then it would increase by one year every two years until 2018. The law also contemplated a revision every five years with effect from 2015 to the retirement age of men and women in both the public and private sectors, in order to reflect any increase in the average life expectancy calculated by ISTAT.

•
Law Decree No. 78 of 2010 increased the age requirement for women working in the public sector from 60 in 2009 to 61 years for 2010-2011 and set 2012 as the year that the retirement age for men and women working in the public sector will converge at 65. Law Decree No. 78 of 2010 allowed for early retirement when (i) a person has made pension contributions for at least 40 years (without regard to the person's age) or (ii) when a person has made pension contributions for at least 35 years and is at least 60 years old as of 2010 or 62 years old as of 2013 in the case of employees, or 61 years old as of 2010 or 63 years old as of 2013 in the case of self-employed individuals. Law Decree No. 78 of 2010 required that age requirements be adjusted every three years consistent with changes to the average life expectancy at the age of 65 as determined by ISTAT.

•
Law Decree No. 98 of 2011 and Law Decree No. 138 of 2011 further increased age requirements. From 2014, the age requirement of women working in the private sector will be gradually increased from 60 to 65 so as to align it with that of men by 2026. For pensioners seeking early retirement that have made 40 years of pension contributions, regardless of age requirements, new measures establish a further postponement of receiving early retirement benefits.

•
Effective January 1, 2012, Law Decree No. 201 of December 6, 2011 (converted into Law No. 214 of December 22, 2011) introduced significant changes to the Italian pension system, contributing to improving the system's sustainability in the medium to long-term and guaranteeing greater equity among generations. Subject to a number of exceptions, the reform, among other things: (i) gradually increased the age requirement for retirement, providing for the retirement age of women to equal the retirement age of men by 2018; (ii) simplified the pension system by terminating the possibility to opt for an early retirement based on annual contributions only (i.e., age has become a mandatory requirement for retirement, subject to certain parameters); and (iii) required all newly granted pension benefits to be calculated through a contribution scheme, to be adjusted in accordance with certain standards. On March 10, 2015, ruling No. 70/15 of the Italian Constitutional Court declared Law Decree No. 201 of December 6, 2011 partially unconstitutional as it had abolished annual appreciation of pensions in line with cost of living indicators for the period 2012 to 2013. In response to this ruling, the Government adopted Law Decree No. 65 of May 21, 2015, partially reintroducing the mechanism for appreciation of pensions based on cost of living indicators for the relevant period, and reimbursing pension holders part of the pension increases, which had not been awarded in respect of 2012 and 2013. Following such Law Decree, in 2015 there was a 1.58 per cent increase in the total disbursements for pensions compared to 2014, which was partially offset by a 1.4 per cent increase in pension contributions.

Law No. 92 of June 28, 2012 and Law Decree No. 69 of June 21, 2013 (Decreto del Fare) (converted into Law No. 98 of August 9, 2013) subsequently included additional reforms with a view to contributing to the economic and social development of Italy and stimulating competitiveness and job creation. The most significant of these reforms include:

•
the reform of employment termination programs (ammortizzatori sociali). Starting from January 1, 2013, the Social Insurance for Labor (Assicurazione Sociale per l'Impiego) will begin to provide to workers that have lost their jobs certain unemployment benefits (indennità di disoccupazione), subject to certain conditions;

•	provisions designed to increase flexibility of the labor market by introducing new circumstances under which employers will be able to make employees redundant;

•
amendments to certain types of employment contracts (e.g., fixed duration and apprenticeship/training employment contracts) in order to contribute to increased job creation, particularly for the younger population; and

•	the reorganization of labor court procedures, in order to reduce the duration of trials.

The stability law for 2016 (Law No. 208 of December 28, 2015) included measures for the protection of certain income-deprived voluntary early retirees (so-called esodati) and allowed women with at least 35 years of contributions to elect to take early retirement subject to a pension reduction. Further, the stability law for 2016 introduced certain measures supporting the turnover of employees by allowing soon-to-be-retired employees to opt for part-time work and provided that, in the event of deflation, pensions for the following year would not be subject to negative adjustment.

The following table shows estimated public expenditure for pensions as a percentage of GDP based on the implementation of the various reforms described above.

Estimated Pension Expenditure (as a % of GDP)

	2015	2020	2025	2030	2035	2040	2045	2050	2055	2060
Current Legislation	15.8	15.3	15.5	15.7	15.9	15.9	15.6	15.0	14.3	13.9
__________________________
Source: Ministry of Economy and Finance.

MONETARY SYSTEM

The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.

Monetary Policy

The Eurosystem and the European System of Central Banks. As of January 1, 1999, which marked the beginning of Stage III of the EMU, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece and Slovenia joined the EMU on January 1, 2001 and January 1, 2007, respectively. Cyprus and Malta joined the EMU on January 1, 2008 and Slovakia on January 1, 2009. Estonia and Latvia adopted the euro beginning on January 1, 2011 and January 1, 2014, respectively. Lithuania joined the Eurozone and adopted the euro on January 1, 2015.

The European System of Central Banks ("ESCB") consists of the ECB, established on June 1, 1998, and the national central banks of the EU Member States. The Eurosystem consists of the ECB and the 19 national central banks of those countries that have adopted the euro. So long as there are EU Member States that have not yet adopted the euro (currently Bulgaria, Croatia, the Czech Republic, Denmark, Hungary, Poland, Romania, Sweden and the United Kingdom), there will be a distinction between the 19-country Eurosystem and the 28-country ESCB. The nine national central banks of non-participating countries do not take part in the decision-making of the single monetary policy; they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.

The Eurosystem is principally responsible for:

•
defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

•	conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;

•	issuing banknotes in the euro area;

•	promoting the smooth operation of payment systems; and

•	cooperating in the supervision of credit institutions and the stability of the financial system.

The ESCB is governed by the decision-making bodies of the ECB which are:

•
the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council and managing the day-to-day business of the ECB;

•
the Governing Council, composed of the six members of the Executive Board and the governors of the 19 national central banks, in charge of implementing the tasks assigned to the Eurosystem and formulating the euro area's monetary policy; and

•
the General Council, composed of the President and the Vice-President of the ECB and the governors of the 28 national central banks of the EU Member States. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU Member States that have not adopted the euro.

The ECB is independent of the national central banks and the governments of the Member States and has its own budget, independent of that of the EU; its capital is not funded by the EU but has been subscribed and paid up by the national central banks of the Member States, pro-rated, for each Member State that has adopted the euro, to the GDP and population of each such Member State. The ECB has exclusive authority for the issuance of currency within the euro area. As of January 1, 2015, the ECB had subscribed capital of approximately €10.8 billion and paid up capital of approximately €7.7 billion.

On December 16, 2010, the ECB decided to increase its subscribed capital to the current amount, following an assessment of the adequacy of statutory capital conducted in 2009. The capital increase was deemed appropriate by the ECB in view of increased volatility in foreign exchange rates, interest rates and gold prices as well as credit risk. As of January 1, 2016, the Bank of Italy had subscribed for approximately €1.3 billion, fully paid up, based on the capital key used to calculate each of the euro area national central banks' subscription to the capital of the ECB, which in the case of Italy is equal to 12.3 per cent.

The Bank of Italy. The Bank of Italy, founded in 1893, is the banker to the Treasury and had historically been the lender of last resort for Italian banks prior to the onset of the European sovereign debt crisis in 2009. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. As of December 31, 2015, the Bank of Italy had assets of approximately €587.8 billion, held gold in the amount of approximately €76.7 billion (including gold receivables) and capital and reserves of approximately €25 billion.

The ECB's Monetary Policy. The primary objective of the ECB is to preserve the euro's purchasing power and consequently to maintain price stability in the euro area. In October 1998, the Governing Council announced the ECB monetary strategy and provided a quantitative definition of price stability, which has been defined as an annual increase in the European Union harmonized consumer price index (HICP) for the euro area of below 2 per cent. Despite short-term volatility, price stability is to be maintained over the medium term. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB: monetary analysis and economic analysis.

The first pillar, monetary analysis, focuses on a longer term horizon than the economic analysis. It mainly serves as a means of cross-checking, from a medium to long-term perspective, the short to medium-term indications for monetary policy coming from the economic analysis. Monetary analysis assigns a prominent role to money supply, the growth rate of which is measured through three monetary aggregates, a narrow monetary aggregate (M1), an intermediate monetary aggregate (M2) and a broad monetary aggregate (M3). These aggregates differ with regard to the degree of liquidity of the assets they include. M1 comprises currency (banknotes and coins) and overnight deposits, which can immediately be converted into currency or used for cashless payments. M2 comprises M1 and deposits with an agreed maturity of up to and including two years or redeemable at a period of notice of up to and including three months. These deposits can be converted into M1 components, subject to certain restrictions such as the need for advance notice, penalties and fees. M3 comprises M2 as well as repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. These additional instruments have a high degree of liquidity and price certainty, which make them close substitutes for deposits. As a result, M3 is less affected by substitution between various liquid asset categories and is more stable than narrower (M1 and M2) money.

In December 1998, the Governing Council set the first quantitative reference value for M3 growth, at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003, the Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature.

The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including developments in overall output, demand and labor market conditions, a broad range of price and cost indicators, fiscal policy and the balance of payments for the euro area as well as the production and review of macroeconomic projections.

Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.

The ECB's monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.

ECB Money Supply and Credit. In 2008, as a result of lower interest rates and investor preference for liquid assets, the growth in the M3 money supply in the euro area diminished steadily to a twelve-month rate of 5.1 per cent in March 2009. In 2009, the twelve-month rate of growth in the M3 monetary aggregate diminished steadily and from the final part of the year was negative for the first time since the launch of the third phase of European Monetary Union (-0.3 per cent in December and -0.1 per cent in March 2010, compared with 7.3 per cent growth at the end of 2008). The slowdown reflected reallocation from the less liquid monetary assets included in M3 towards long-term securities in a context characterized by a steep yield curve. Households gradually reduced the rate at which they were accumulating deposits included in M3, while non-financial companies began rebuilding reserves of liquidity from the second half onwards, in concomitance with the gradual improvement in the economic outlook. The M3 growth rate declined to 1.7 per cent in December 2010. The twelve-month rate of growth of bank loans to the private sector, which held steady at around 2.8 per cent through October 2011, fell rapidly in the last two months of the year to 1.3 per cent in December 2011 and remained at that level in the first quarter of 2012 (1.2 per cent in March 2012). This pattern reflects the trend in lending to households and above all to non-financial corporations, whose three-month growth rate began declining rapidly in the third quarter of 2011 and turned negative in December 2011 (-2.5 per cent on a seasonally adjusted annual basis) before recovering in March 2012. The three-month rate of growth of loans to households also diminished in the course of 2011 but remained positive (1.3 per cent in December 2011).

The twelve-month rate of growth in M3 money was modest throughout 2011, falling to 1.5 per cent in December 2011. The persistently slow expansion of the money supply reflects the contraction in the countries that were most severely affected by financial tensions, with declining bank deposits of firms as credit conditions tightened, a reduction in collateralized interbank transactions through central counterparties and, in some countries, a shift of funds from monetary to other financial assets. In those countries least affected by the financial crisis, however, M3 expanded.

The behavior of the broad monetary aggregate M3 and of its components during 2012 was affected by the weakness of economic activity and by portfolio shifts in response to the decline in yields. M3's rate of expansion increased, though remaining moderate (3.5 per cent in December, as against 1.6 per cent at the end of 2011). The acceleration chiefly involved very-short-term deposits, whose growth was sustained by a strong preference for liquidity on the part of all money-holding sectors in a setting of low interest rates and acute uncertainty in the financial markets. The disparity of national contributions to the growth of euro-area M3 diminished markedly in the final part of 2012, due to the gradual recovery in the money supply in the countries most exposed to the crisis, where it had contracted sharply in the preceding months.

M3's growth slowed down considerably in 2013 to 1.0 per cent and continued at that pace in the first quarter of 2014 (1.1 per cent in March 2014), reflecting a shift towards investments in securities with a higher yield than monetary deposits and other components of M3. The impact of these factors on the money supply was only partially offset by an increase of liquid assets comprised in M1 and flows of foreign capital into euro-area financial assets. The following three quarters of 2014 registered an increase in M3's rate of expansion. As a result, in December 2014, M3 growth rate was 3.6 per cent, mainly due to a 4.3 increase of the M1 components.

In April 2015, the annual growth rate of M3 increased to 5.3 per cent, compared to an average growth rate of 4.1 per cent during the first three months of 2015. This trend is mainly attributable to the behavior of M1 components, whose annual growth rate increased to 10.5 per cent in April 2015. By contrast, the annual growth rate of M3 decreased to 5.0 per cent in May 2015. The three-month average of the annual growth rates of M3 in the period from March 2015 to May 2015 increased to 5.0 per cent, from 4.1 per cent in the period from January 2015 to March 2015. The annual growth rate of M3 stood at 4.9 per cent in September 2015, unchanged from the previous period, averaging 5.0 per cent in the three months up to September 2015. The annual growth rate of M1 increased to 11.7 per cent in September 2015, from 11.5 per cent in August 2015. In December 2015, the annual growth rate of M3 decreased to 4.7 per cent from 5.0 per cent in November 2015.  The annual growth rate of M1 decreased to 10.7 per cent in December 2015, from 11.1 per cent in November 2015.

In May 2016, the annual growth rate of M3 increased to 4.9 per cent from 4.6 per cent in April 2016, averaging 4.8 per cent in the three months up to May 2016. The annual growth rate of M1, decreased to 9.1 per cent in May 2016 from 9.7 per cent in April 2016.

ECB Interest Rates. The euro area experienced sustained economic growth from 2006 through the first quarter of 2008 and the Governing Council raised interest rates on several occasions during 2006, 2007 and 2008, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 4.25 per cent, 5.25 per cent and 3.25 per cent, respectively, in July 2008. During the last quarter of 2008 and the first half of 2009, as a result of the crisis in the banking system, the recession in the global economy and diminishing inflation, the Governing Council reduced interest rates on several occasions, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 1.00 per cent, 1.75 per cent and 0.25 per cent, respectively, in May 2009. In April 2011 and again in July 2011, the Governing Council, having considered that the pace of monetary expansion was gradually recovering, while monetary liquidity remained ample and could accommodate price pressures, increased interest rates, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 1.50 per cent, 2.25 per cent and 0.75 per cent, respectively. In November 2011, December 2011, July 2012 and again in May 2013, the Governing Council lowered the interest rates, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 0.50 per cent, 1.00 per cent and 0.00 per cent, respectively. The Governing Council explained that these reductions in key ECB interest rates were the result of inflationary pressures dampening further as several of the previously identified downside risks to the euro area growth outlook materialized. In November 2013, the Governing Council decided to decrease the interest rate on the main refinancing operations by 25 basis points to 0.25 per cent. The interest rate on the marginal lending facility decreased by 25 basis points to 0.75 per cent and the interest rate on the deposit facility remained unchanged at 0.00 per cent. The Governing Council explained that this decision was taken in order to accommodate a weaker than expected Eurozone and to maintain the ECB's target of keeping inflation below but close to 2 per cent. In June 2014, the Governing Council introduced a negative deposit facility interest rate, and cut the interest rate on deposit facilities to (0.10) per cent. The benchmark rate decreased to 0.15 per cent and the marginal lending rate decreased to 0.40 per cent. The Governing Council explained that a reduction of all three rates was necessary to maintain a functioning money market and encourage commercial banks to lend to each other. The reduction in rates was part of a combination of measures designed to ensure price stability and sustainable growth over the medium term. In September 2014, the Governing Council took additional action to counter deflation by further reducing interest rates by 10 basis points, lowering the deposit rate to (0.20) per cent, the refinancing rate to 0.05 per cent and the marginal lending rate to 0.30 per cent. In December 2015, the Governing Council further decreased the interest rate on the deposit facility by 10 basis points to (0.30) per cent, while the interest rate on the main refinancing operations and the interest rate on the marginal lending facility remained unchanged at 0.05 per cent and 0.30 per cent, respectively. In March 2016, the interest rate on deposit facility was reduced by a further 10 basis points to (0.40) per cent; the interest rate on main refinancing operations and the interest rate on the marginal lending facility were both reduced by 5 basis points, dropping to 0.00 per cent and 0.25 per cent, respectively.

The following table shows the movement in the interest rate on main refinancing operations and on marginal lending and deposit facilities from 2008 to the date of this Annual Report.

		Main Refinancing Operations
Effective date	Deposit Facility % interest rate	Fixed rate tenders	Variable rate tenders – minimum bid rate	Marginal lending facility % interest rate
2008
July 9	3.25	—	4.25	5.25
October 8	2.75	—	—	4.75
October 9	3.25	—	—	4.25
October 15	3.25	3.75	—	4.25
November 12	2.75	3.25	—	3.75
December 10	2.00	2.50	—	3.00
2009
January 21	1.00	2.00	—	3.00
March 11	0.50	1.50	—	2.50
April 8	0.25	1.25	—	2.25
May 13	0.25	1.00	—	1.75
2010
—	—	—	—	—
2011
April 13	0.50	1.25	—	2.00
July 13	0.75	1.50	—	2.25
November 9	0.50	1.25	—	2.00
December 14	0.25	1.00		1.75
2012
July 11	0.00	0.75	—	1.50
2013
May 8	0.00	0.50	—	1.00
November 13	0.00	0.25	—	0.75
2014
June 11	-0.10	0.15	—	0.40
September 10	-0.20	0.05	—	0.30
2015
December 9	-0.30	0.05	—	0.30
2016
March 16	-0.40	0.00	—	0.25
___________________________
Source: European Central Bank.

Exchange Rate Policy

Under the Maastricht Treaty, the ECB and ECOFIN are responsible for foreign exchange rate policy. The EU Council formulates the general orientation of exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the EU Council's general orientation cannot conflict with the ECB's primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.

Banking Regulation

Regulatory Framework. Italian banks fall into one of the following categories:

•	joint stock banks; or

•	co-operative banks.

Pursuant to the principle of "home country control", non-Italian EU banks may carry out banking activities and activities subject to "mutual recognition" in Italy within the framework set out by EU Directive 2006/48/EC and Directive 2006/49/EC (collectively known as Capital Requirements Directive, or CRD I), as amended by Directive 2009/27/EC, Directive 2009/83/EC and Directive 2009/111/EC (collectively known as CRD II), by Directive 2010/76/EU (known as CRD III), and by Directive 2013/36/EU (known as CRD IV). Under the principle of "home country control", a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those activities described in the aforesaid directives that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank. Subject to certain authorization requirements, non-EU banks may also carry out banking activities in Italy.

Deregulation and Rationalization of the Italian Banking Industry. Historically, the Italian banking industry was highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of deregulation. The principal components of deregulation at the European level are set forth in EU Directives and provide for:

•	the free movement of capital among member countries;

•	the easing of restrictions on new branch openings;

•	the range of domestic and international services that banks are able to offer throughout the European Union; and

•	the elimination of limitations on annual lending volumes and loan maturities.

The effect of the deregulation, in the context of the implementation of the EU Directives, has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.

The Consolidated Banking Law. In 1993, the Consolidated Banking Law consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate, inter alia, to the role of supervisory authorities, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision, special bankruptcy procedures for banks and the supervision of financial companies. Banking activities may be performed by banks, without any restriction as to the type of bank. Furthermore, subject to their respective bylaws and applicable regulations, banks may engage in all the business activities that are integral to banking.

The Draghi Law. The Draghi Law (Legislative Decree No. 58 of February 24, 1998) entered into force in 1998 and introduced a comprehensive regulation of investment services, securities markets and publicly traded companies. While the Draghi Law did not significantly amend Italian legislation governing the banking industry, it is generally applicable to Italian publicly traded companies and it has implemented the EU directives on securities. In particular, the Draghi Law introduced a comprehensive regulation of investment services and collective investment management which applies to banks, investment firms and asset managers.

Directive 2004/39/EC - The Markets in Financial Instruments EU Directive (MiFID). The MiFID came into force on November 1, 2007, replacing the existing Investment Services Directive (Directive 93/22/EEC). The purpose of the MiFID is to harmonize rules governing the operation of regulated markets. The MiFID resulted in significant changes to the regulation of financial instruments and widened the range of investment services and activities that firms can offer in EU Member States other than their home state. In addition, the MiFID:

•	provides for tailored disclosure requirements, depending on the level of sophistication of investors;

•	establishes detailed standards for fair dealings and fair negotiations between investment firms and investors;

•	introduces the operation of multilateral trading facilities as a new core investment service; and

•	extends the scope of the definition of financial instruments to include commodity derivatives, credit derivatives and swap agreements.

The MiFID also sets out detailed requirements governing the organization of investment firms and their conduct of business.

Further to the implementation of the MiFID in Italy, the Italian Stock Exchange Commission ("Consob") and the Bank of Italy adopted a joint regulation coordinating their respective supervisory competences with regard to the Italian financial markets and the institutions operating in those markets.

Directive 2014/65/EU - The Markets in Financial Instruments EU Directive II (MiFID II). In April 2014, the European Parliament repealed and recast the MiFID into a new Directive ("MiFID II") alongside a new regulation (Regulation 600/2014) ("MiFIR"). The new framework aims to make financial markets more efficient, resilient and transparent. The measures are intended to increase investor protection by introducing more stringent organizational and conduct requirements and strengthen the role of management bodies and the supervisory powers of regulators.  Both MiFID and MiFIR came into force on July 2, 2014. Member States have until July 3, 2017 to transpose these new measures into national law and until January 3, 2018 to apply the relevant provisions.

Law No. 33 of March 24, 2015. In March 2015, Parliament converted Law Decree No. 3 of January 24, 2015, into Law No. 33 of March 24, 2015, also known as "Investment Compact". The Investment Compact requires co-operative banks with over €8 billion in assets to incorporate as joint stock banks by December 2016. Law No. 33/2015 also provides for a change in the corporate governance structure of those banks, providing for proportionality of voting rights to the number of shares owned by shareholders (as opposed to the previous method where every member of the bank held one vote, independently of its share ownership). These measures are intended to be a further step towards harmonization under the European Banking framework.

Supervision. Supervisory authorities, in accordance with the Consolidated Banking Law, include the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale per il Credito ed il Risparmio, or "CICR"), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of supervision are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.

The CICR. The CICR is composed of the Minister of Economy and Finance who acts as chairman, the Minister of International Trade, the Minister of Agriculture and Forest Policies, the Minister of Economic Development, the Minister of Infrastructure, the Minister of Transportation and the Minister of EU Policies. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. Where provided for by the law, the CICR establishes general guidelines that the Bank of Italy must follow when adopting regulations applicable to supervised entities.

The Ministry of Economy and Finance. The Ministry of Economy and Finance has certain powers in relation to banking and financial activities. It sets eligibility standards to be met by holders of equity interests in the share capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry of Economy and Finance may, in cases of urgency, adopt measures that are generally within the sphere of CICR's powers and may also issue decrees that subject banks and other supervised entities to mandatory liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria), upon the proposal of the Bank of Italy.

The Bank of Italy. The Bank of Italy supervises banks and certain other financial intermediaries through its regulatory powers (in accordance with the guidelines issued by the CICR). The Consolidated Banking Law identifies four main areas of oversight: capital requirements, risk management, acquisitions of participations, administrative and accounting organization and internal controls, and public disclosure requirements. The Bank of Italy also regulates other fields, such as transparency in banking and financial transactions of banks and financial intermediaries, international payments, money laundering and terrorism financing. The Bank of Italy supervises banks and other supervised entities by, inter alia, authorizing the acquisition of shareholdings in banks in excess of certain thresholds and exercising off-site and on-site supervision. Certain acquisitions by non-EU entities based in jurisdictions that do not contemplate reciprocal rights by Italian banks to purchase banks based in those jurisdictions, may be denied by the President of the Council of Ministers, upon prior notice to the Bank of Italy.

On-site visits carried out by the Bank of Italy may be either "general" or "special" (directed toward specific aspects of banking activity). Matters covered by an on-site visit include the accuracy of reported data, compliance with banking laws and regulations, organizational aspects and conformity with a bank's own bylaws.

The Bank of Italy requires all banks to report periodic statistical information related to all components of their non-consolidated balance sheet and consolidated accounts. Other data reviewed by the Bank of Italy include minutes of meetings of each bank's board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.

In addition to its supervisory role, the Bank of Italy – as the Italian Central Bank – performs monetary policy functions by participating in the ESCB, and acts as treasurer to the Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Credit Register (Centrale dei Rischi), a central information database on credit risk.

On December 28, 2005, a new law was introduced to modify the competences and organization of the Bank of Italy. In particular, while prior to the reform the Governor was appointed for an indefinite term, in accordance with the new legal framework, the Governor of the Bank of Italy is now appointed for a 6 year term, and may be reappointed only once. In addition, the new law transferred most of the competences of the Bank of Italy regarding competition in the banking sector to the Antitrust Authority, although joint clearance of the Bank of Italy and the Antitrust Authority is required in cases of mergers and acquisitions.

The SSM. On October 29, 2013, following Council Regulation 1024/2013 and Regulation 1022/2013, the EU approved the creation of the Single Supervisory Mechanism ("SSM") as the new system of banking supervision for Europe, which has been effective since November 4, 2014. The

SSM grants the ECB, in conjunction with national supervisory authorities, a supervisory role to monitor the financial stability of banks based in eurozone countries. The SSM's main aims are to:

•	ensure the safety and soundness of the European banking system;

•	increase financial integration and stability; and

•	ensure consistent banking supervision.

Eurozone countries automatically joined the SSM, while Member States of the EU outside the eurozone can voluntarily participate. As of December 31, 2015, none of the non-eurozone Member States had opted to join the SSM. The ECB directly supervises the 129 most significant banks of the participating countries, representing approximately 82 per cent of the total banking assets in the euro area. Banks that are not considered significant continue to be supervised by their national supervisors, in close cooperation with the ECB.

The SSM functions in conjunction with the Single Resolution Mechanism ("SRM"), created by Regulation 806/2014. The SRM is composed of the National Resolution Authorities ("NRAs") and the Single Resolution Board, a European agency that is also staffed by representatives of the NRAs. With Legislative Decree No. 180 of November 16, 2015, the Bank of Italy established the Italian National Resolution Fund, an essential part of the SRM which harmonizes the resolution procedures for credit institutions and some investment firms within the 19 member states of the euro area. The Italian National Resolution Fund is financed by contributions from the Italian banking sector and some investment firms. The SRM is also responsible for the orderly management of crises at banks that are classified as systemically important financial institutions or which operate across borders within the euro area, and at major investment firms, resolving any problems arising from the fragmentation of procedures along national lines.

Reserve Requirements. Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest-bearing reserve expressed as a percentage of its total overnight deposits, deposits with an agreed maturity of up to and including two years, deposits redeemable at notice of up to and including two years and debt securities with an original maturity of up to and including two years.

Risk-Based Capital Requirements and Solvency Ratios.

Basel III and the Capital Requirements Directive IV ("CRD IV"). In 2013, the European Union adopted a legislative package of measures aimed at improving the banking sector's ability to absorb shocks arising from financial and economic stress, improving risk management and governance and strengthening banks' transparency and disclosure with the effect of limiting the instruments that qualify as regulatory capital and increasing the amount of capital required.

The Basel III rules have been implemented in the EU through the Capital Requirements Regulation ("CRR") and Directive 2013/36/EU, or CRD IV, which replace CRD I, II and III. CRD IV came into force on January 1, 2014 with other provisions being phased in by 2019. Basel III rules require banks to meet certain minimum capital ratios. In addition, Basel III rules provide additional rules on liquidity by requiring that banks meet a liquidity coverage ratio and a net stable funding ratio and rules on leverage by requiring that banks meet a leverage ratio. In January 2013, the original proposal with respect to the liquidity requirements was reviewed; the phasing-in of the liquidity coverage ratio begun in 2015 and has been increasing by 10 per cent annually, currently expecting to reach 100 per cent effective January 1, 2018. The definition of high quality liquid assets was expanded to include lower quality corporate securities, equities and residential mortgage backed securities.

CRD IV also introduces new rules for counterparty risk, and new macroprudential standards including a countercyclical capital buffer and capital buffers for systemically important institutions.

CRD IV amends rules on corporate governance, including remuneration, and introduces COREP and FINREP, standardized EU regulatory reporting requirements which stipulate the information that firms will have to report to supervisory authorities in areas such as own funds, large exposures and financial information.

Italian capital adequacy requirements are mainly governed by CRD IV, the Consolidated Banking Law, CICR Regulations and other implementing regulations issued by the Bank of Italy (Nuove disposizioni di vigilanza prudenziale per le banche). Under the implementing regulations of the Bank of Italy, Italian banks are required to maintain certain ratios of regulatory capital to risk-weighted assets. Italian banks' capital consists of Tier I capital and Tier II capital. Tier I capital includes a) paid up share capital; b) reserves, including the share premium account; c) innovative and non-innovative capital instruments; d) net income for the period; and e) positive Tier I capital prudential filters, minus f) own shares; g) goodwill; h) intangible assets; i) value adjustments of accounts receivable; j) losses carried forward and losses for the current financial year; k) regulatory value adjustments of the trading book; l) other negative items; and m) negative Tier I capital prudential filters. Tier II capital includes a) tangible asset valuation reserves; b) innovative and non-innovative capital instruments not eligible for inclusion in Tier I capital; c) hybrid capital instruments and Tier II subordinated liabilities; d) net gains on equity investment; e) any excess of value adjustments and provisions over expected loss amounts (for banks using internal ratings-based systems); f) other positive items; and g) positive Tier II capital prudential filters, minus h) net losses on equity investment; i) other negative items; and j) negative Tier II capital prudential filters.

Risk Concentration Limitations. The provisions of CRD I, as amended by CRD II, on the monitoring and control of exposures of credit institutions, limit a bank's exposure to any single risk. The Bank of Italy has issued implementing regulations which require stand-alone banks and banking groups to limit each risk position to no more than 25 per cent of supervisory capital and their exposures to any single customer or group of related customers to 25 per cent of the bank's regulatory capital. Under specific conditions, for exposures to related or connected parties, the credit risk position may overcome the 25 per cent of supervisory capital limit.

Banks belonging to banking groups shall be subject to an individual limit of 40 per cent of their supervisory capital provided that the group to which they belong complies with the above limits at the consolidated level. The exception is therefore not applicable to Italian banks that do not belong to a banking group and are reference undertakings.

Equity Participations by Banks.

Implementing regulations adopted by the Bank of Italy in December 2013, and subsequently amended, have updated the legislation regulating equity participations by banks.

Prior approval of the Bank of Italy is required for any direct and indirect equity investments by a bank in other banks or financial or insurance companies: (1) exceeding 10 per cent of the regulatory capital of the acquiring bank; or (2) resulting in the control of the share capital of, or significant influence on, a bank or financial or insurance company having its registered office in a non-EU State other than Canada, Japan, Switzerland or the United States.

The acquisition by banks and banking groups of shareholdings in non-financial companies is also subject to certain limitations. Aggregate shareholdings in non-financial companies purchased by banks and banking groups cannot exceed 60 per cent of the acquiring bank's regulatory capital. Banks and banking groups may not acquire shareholdings in any single non-financial company exceeding 15 per cent of the acquiring bank's regulatory capital.

Deposit Insurance. The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the main Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.

Participation in the Interbank Fund is compulsory for all Italian banks. The Interbank Fund intervenes when a bank has entered into extraordinary administration (amministrazione straordinaria) or is undergoing mandatory liquidation (liquidazione coatta amministrativa). If a bank becomes subject to extraordinary administration, the Interbank Fund may make payments to support the business of the relevant bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of mandatory liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €100,000 per depositor per bank. The guarantee does not cover customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.

Structure of the Banking Industry. Italy had 643 banks as of December 31, 2015, as compared to 663 banks as of December 31 2014 and 684 as of December 31, 2013. As of December 31, 2015, there were 75 banking groups in Italy, the same number as in 2014. In 2015, the five largest banking groups in Italy were: UniCredit S.p.A., IntesaSanpaolo S.p.A., Monte dei Paschi di Siena S.p.A., Banco Popolare and Unione di Banche Italiane S.p.A.. The degree of banking concentration in Italy, measured by the share of assets held by the 13 most significant banks in Italy under the SSM, was 73 per cent in 2015.

The ownership structure of the Italian banking sector has undergone substantial changes since 1992, reflecting significant privatizations through 1998. Since 1999, the Italian banking sector has experienced significant consolidation and this process resulted in the formation of Italian banking groups of international standing, such as UniCredit S.p.A. and IntesaSanpaolo S.p.A.. In 2014, 12 banks were put under control by government-appointed administrators, and two additional banks commenced winding up procedures. In 2015, four Italian banks (i.e., Banca delle Marche S.p.A., Banca Popolare dell'Etruria e del Lazio S.C. in amministrazione straordinaria, Cassa di Risparmio della Provincia di Chieti S.p.A. in amministrazione straordinaria and Cassa di Risparmio di Ferrara S.p.A. in amministrazione straordinaria) required funding from the Italian National Resolution Fund to fund their recovery plans for approximately €3.7 billion in aggregate.

On June 30, 2016, the European Commission approved the granting of a guarantee scheme to Italy's banks of up to €150 billion. This scheme allows Italy to use government guarantees to create a precautionary liquidity support program for banks. The program only applies to institutions which are solvent and will be valid until the end of 2016.

As opposed to other European countries, the Italian State’s contribution to Italian banks has been minimal throughout the financial crisis, reaching €4.8 billion in the first quarter of 2013. A large portion of this amount consists of the €3 billion loan made available by Bank of Italy to Monte dei Paschi di Siena S.p.A., Italy's third largest banking group, in February 2013. On July 1, 2015, Monte dei Paschi di Siena S.p.A. issued, as payment in kind for the interest accrued on this loan as of December 31, 2014, ordinary shares representing 4% of Monte dei Paschi di Siena S.p.A. total share capital to the Italian Ministry of Economy and Finance. The issuance increased Monte dei Paschi di Siena S.p.A.’s share capital by €243 million. On July 1, 2016, Monte dei Paschi di Siena S.p.A. paid in cash the interest accrued on the loan as of December 31, 2015. On July 29, 2016 the EBA stress test results showed a very severe impact for Monte dei Paschi di Siena S.p.A. in the adverse scenario; to mitigate the effects of said results, Monte dei Paschi di Siena S.p.A. announced a transaction envisaging (i) the increase in the coverage ratios of impaired exposures; (ii) the transfer of the entire bad loan portfolio to a securitization vehicle; and (iii) the recapitalization of the bank with an increase of its share capital by up to €5 billion. On November 14, 2016, Monte dei Paschi di Siena S.p.A. launched a voluntary public cash tender offer for certain subordinated securities issued or guaranteed by the bank, with proceeds to be mandatorily applied to subscribe for newly-issued ordinary shares, to last until December 21, 2016 for the general public and until December 22, 2016 for qualified investors. On December 22, 2016, Monte dei Paschi di Siena S.p.A. announced the unsuccessful outcome of the proposed capital increase and, on December 23, 2016, Monte dei Paschi di Siena S.p.A. requested the support of a newly created Government fund in support of its recapitalization plan. For additional information on this Government fund, see “Monetary System — Measures to assess the condition of Italian Banking System.”  On December 26, 2016, the ECB indicated that Monte dei Paschi di Siena S.p.A. will need to raise capital for at least €8.8 billion, an amount higher than the €5 billion previously estimated by the bank.

Capitalization. In 2015, the Italian banking system's capital position improved from 2014. At the end of the year, consolidated regulatory capital amounted to €229 billion, a 2.3 per cent increase compared to the end of 2014. In 2015, Tier 1 capital increased to €194.3 billion compared to €189.4 billion in 2014.

In 2015 the banking system's capital ratios improved compared to 2014. At 31 December 2015, the Common Equity Tier 1 ("CET1") ratio was 12.3 per cent and the Tier 1 ratio 12.8 per cent. The total capital ratio rose to 15.1 per cent from 14.6 per cent in 2014. As of December 31, 2015, the Tier 1 ratio and total capital ratio of the five largest Italian banking groups were 12.5 per cent and 15.2 per cent, respectively, representing in each case a 0.5 per cent increase from 2014.

At the end of 2015, the capital ratios of the five largest Italian banking groups were lower than the average ratios observed by the EBA for a number of European banks of comparable size. In particular, the CET1 ratio of the five largest Italian banking groups was 11.7 per cent as opposed to a weighted average for the largest European banks of 13.6 per cent. In addition, the major Italian banking groups had higher leverage ratios than other major European banking groups in 2015. The latest available data for comparison, as of June 2015, put the average leverage of the two major Italian banking groups (calculated as the ratio of Tier 1 capital to unweighted risk assets) at 5.0 per cent. Based on the same ratio, the average leverage for the large internationally active European banks during the same period was 4.2 per cent.

Bad Debts and Non-Performing Exposure. Bad debts increased by 6.6 per cent in 2015 to €210,145 million, compared to €197,127 million in 2014. As a percentage of total outstanding loans, bad debts increased to 10.6 per cent in 2015 from 10.0 per cent in 2014. The non-performing exposure of Italian Banks generally increased in 2015, though it decreased at the five largest Italian banks. The non-performing exposures of the entire Italian banking system in 2015 amounted to 18.1 percent of the total outstanding loans compared to 17.7 per cent in 2014. However, for Italy's five largest banks, non-performing exposure amounted to 18.3 per cent in 2015, marking a 0.2 per cent decrease against 2014.

Measures to assess the condition of Italian Banking System

In order to stabilize the banking system and protect private savings, the Government has enacted measures, which, among other things, allow the Ministry of Economy and Finance to support the recapitalization of Italian banks by subscribing for financial instruments and guaranteeing share capital increases, to provide a state guarantee on funds granted by the Bank of Italy to banks needing emergency liquidity and, in addition to the existing domestic bank deposit guaranty, to guarantee in full all Italian bank deposits. The measures adopted in Italy to preserve the stability of the financial system are aimed at protecting savers and maintaining adequate levels of bank liquidity and capitalization.

On December 23, 2016, the Government created a €20 billion fund to support the Italian banking system. The fund aims at supporting access to liquidity of Italian banks by providing a Government guarantee to the issuance of banks’ securities.  Furthermore, the fund is intended to provide support to the recapitalization of banks that during the stress tests would suffer severe impacts as a result of adverse scenarios. Access to the fund is subject to the approval by the ECB of a recapitalization plan and requires the mandatory conversion of the bank’s outstanding junior bonds into shares.

The Bank of Italy periodically conducts stress tests to assess the banking system's ability to operate in adverse situations. The test conducted in May 2010 for the whole Italian banking system analyzed the evolution of credit quality in the two years 2010-11 assuming worsened macroeconomic conditions (the adverse scenario hypothesizes that the Italian economy is hit by shocks to world trade that restrict exports; further, the risk premium on the interbank market increases with a tightening of credit supply policies, leading to a weakening of domestic demand; the macroeconomic effects are amplified by an increase in precautionary saving, exacerbating the decline in household spending; real GDP growth in the two years 2010-11 is lower by a total of 3 percentage points than the forecasts compiled by Consensus Economics). The stress tests showed that capital ratios of all banking groups considered (the largest five groups) would remain well above the minimal regulatory requirements under the adverse macroeconomic conditions assumed in the stress tests. A similar stress test was conducted in July 2011, whose results were scrutinized by the Bank of Italy before a peer review and quality assurance process was conducted by EBA staff with a team of experts from national supervisory authorities, the ECB and the European Systemic Risk Board. The 2011 stress tests showed that capital ratios of all Italian banking groups considered (the largest five groups) would remain well above the minimal regulatory requirements under the adverse macroeconomic conditions assumed in the stress tests.

An IMF mission visited Italy during January 14-31, and March 12-26, 2013, to conduct an assessment under the IMF's Financial Sector Assessment Program ("FSAP"). The FSAP team and the Bank of Italy conducted a range of comprehensive solvency and liquidity stress tests to determine the resilience of the Italian banking system faced with the prolonged recession and crisis in Europe. Italian banks were evaluated against the Basel III requirements for CET1 and Tier 1 capital.

The FSAP's results suggested that the Italian banking system as a whole appeared to be well capitalized and that it should be able to withstand both a scenario of concentrated shocks and one of protracted slow growth, thanks to the banks' strong capital position and ECB liquidity support. In its statement, the IMF stated that the substantial capital buffers over regulatory minima built in recent years would offset most of the losses generated by an adverse macroeconomic scenario, even taking into account the phase-in of Basel III requirements, but that under such scenarios, the system would find its buffers depleted, and that market liquidity shocks can be absorbed by the substantial amounts of available collateral.

In January 2014, the EBA announced that it would conduct EU-wide stress tests during 2014. The objective of the tests was to provide supervisors, market participants and institutions with consistent data to contrast and compare EU-banks' resilience under adverse market conditions. The tests were designed in conjunction with the ECB and were conducted on a sample of 124 banks covering at least 50 per cent of each national banking sector. The resilience of these banks was assessed under a period of three years (2014-2016) on the assumption of a static balance sheet which implies no new growth and constant business mix and model throughout the time horizon of the exercise. In terms of capital thresholds, 8 per cent CET1 was the capital hurdle rate set for the baseline scenario and 5.5 per cent CET1 for the adverse scenario. The EBA published the results of the stress tests in October 2014. On average, EU banks' CET1 ratio dropped by 260 basis points, from 11.1 per cent at the start of the stress test, after the asset quality reviews' (AQRs) adjustment, to 8.5 per cent after the stress test. Over the three-year horizon of the exercise, 24 banks would fall below the 5.5 per cent CET1 threshold and the overall shortfall would total €24.6 billion. These banks included nine Italian lenders, with a collective capital shortfall of €3.31 billion. Banca Monte dei Paschi di Siena S.p.A., had the largest shortfall of €2.11 billion in capital.

In February 2016, the EBA officially launched the 2016 EU-wide stress test exercise. The objective of the tests was to provide supervisors, banks and market participants with a common analytical framework to consistently compare and assess the resilience of large EU banks and the EU banking system to adverse economic shocks. The tests were designed in conjunction with the ECB and were conducted on a sample of 51 banks, covering approximately 70 of total banking assets in the European Union. The resilience of these banks was assessed under a period of three years (2016-2018) on the assumption of a static balance sheet, which implies no new growth and constant business mix and model throughout the time horizon of the exercise. Unlike the 2014 Comprehensive Assessment, the EU-wide stress test of 2016 was not a pass/fail exercise as it did not stipulate a minimum threshold for capital to be met by taking immediate strengthening measures. The results will be one of the elements to be used to establish Pillar 2 capital at the end of the SREP. The decisions on the outcome of the SREP will be taken at the end of 2016 and will become effective at the beginning of 2017. The EBA published the results of the stress tests on July 29, 2016. On average, from a starting point of 13.2 per cent CET1, the stress test demonstrates the resilience of the EU banking sector to an adverse scenario with an impact of 380 basis points CET1, that would bring down the sample to a CET1 ratio of approximately 9.4 per cent at the end of 2018. Furthermore, the CET1 fully loaded ratio would fall from 12.6 per cent to 9.2 per cent over the three-year horizon of the exercise, while the aggregate leverage ratio would decrease from 5.2 per cent to 4.2 per cent in the adverse scenario. Four of the five Italian banks featured in the EBA sample (i.e. UniCredit S.p.A., IntesaSanpaolo S.p.A., Banco Popolare-Società Cooperativa, and Unione di Banche Italiane S.p.A.)

showed good resilience. For them, the weighted impact on the CET1 ratio of the adverse scenario would be 3.2 per cent. Including the fifth Italian bank featured in the EBA sample (i.e. Banca Monte dei Paschi di Siena S.p.A.), which was the only Italian bank obtaining a negative result in the adverse scenario, the weighted impact for the five Italian banks would be 4.1 per cent.

Atlante Funds

Fondo Atlante ("Atlante") is an alternative closed-end investment fund incorporated in Italy in April 2016 and regulated by Italian law. Atlante, which is managed by Quaestio Capital Management SGR S.p.A. ("Quaestio"), was set up to invest into the share capital of selected Italian banks and reduce their non-performing exposure. Quaestio initially raised €4.25 billion for Atlante among 67 institutional investors, including UniCredit S.p.A., IntesaSanpaolo S.p.A. and Cassa Depositi e Prestiti S.p.A.. In 2015, Atlante completed two major transactions by acquiring Banca Popolare di Vicenza S.p.A. and Veneto Banca S.p.A. for an aggregate amount of approximately €2.5 billion.

On August 8, 2016, after collecting €1.7 billion, Quaestio set up an additional closed-end investment fund to invest in non-performing loans of Italian banks ("Atlante II"). Quaestio is still in the process of raising capital for Atlante II, with the final closing currently expected by the end of July 2017.

 Credit Allocation

The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets.

During 2015, lending activity, including repos and bad debts, decreased by 0.2 per cent as compared to a 0.6 per cent decrease in 2014. Lending activity in the Mezzogiorno showed an improvement in 2015, with an increase of 0.2 per cent compared to a 1.2 per cent decrease in 2014, whereas in the central and northern regions the decrease was of 0.3 per cent in 2015 compared to a decrease by 0.5 per cent in 2014.

Exchange Controls

Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, divestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties. In recent years, Italy allowed illegal holdings of foreign assets to be disclosed against payment of a (less burdensome) fine; this is commonly known as Tax Shield (Scudo Fiscale).

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

Italy is fully integrated into the European and world economies, with imports and exports in 2015 representing 23.8 and 26.7 per cent of real GDP, respectively. Since the trade surplus recorded in 2003, Italy has recorded trade deficits from 2004 to 2011. Italy's merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy's specialization in more traditional merchandise is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. Since 2012, however, Italy has recorded a growing trade surplus. In 2012, 2013, 2014 and 2015 Italy recorded a trade balance surplus of approximately €9.9 billion, €29.2 billion €41.9 billion and 45.2 billion, respectively. In 2013 and 2014 imports decreased by 5.1 per cent and 1.1 per cent, respectively. By contrast, in 2015 imports increased by 3.3 per cent, mainly due to an increase in imports relating to manufactured products. Exports increased by approximately €8.6 billion in 2014 and €15 billion in 2015, mainly driven by manufactured products, which increased to €397 billion in 2015 from €382.7 billion in 2014.

The following table illustrates Italy's exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as "free on board" or "fob". Import amounts include all costs, insurance and freight, frequently referred to as "cif". A fob valuation includes the transaction value of the goods and the value of services performed to deliver the goods to the border of the exporting country; in a cif valuation, the value of the services performed to deliver the goods from the border of the exporting country to the border of the importing country is also included.

Foreign Trade (cif-fob)

	2011	2012	2013	2014	2015
	(€ in millions)
Exports (fob)(1)
Agriculture, forestry and fishing	5,800	5,822	5,982	5,936	6,604
Extractive industries	1,276	1,452	1,201	1,178	1,157
Manufactured products	360,102	373,595	373,831	382,772	397,025
Food, beverage and tobacco products	24,419	26,086	27,512	28,395	30,253
Textiles, leather products, clothing, accessories	41,979	43,101	44,975	47,235	48,023
Wood, wood products, paper, printing	7,503	7,635	7,775	8,005	8,328
Coke and refined oil products	16,845	20,497	16,366	14,057	12,455
Chemical substances and products	24,925	25,343	25,521	25,977	27,028
Pharmaceutical, chemical-medical, botanical products	15,314	17,240	19,635	20,933	21,872
Rubber, plastic, non-metallic mineral products	22,516	22,597	23,259	23,787	24,771
Base metal, metal (non-machine) products	48,386	50,842	45,543	44,623	43,711
Computers, electronic and optical devices	12,935	12,611	12,308	12,091	13,417
Electrical equipment	20,309	19,939	20,237	20,829	21,938
Machines and other non-classified products	68,447	70,439	71,607	74,142	75,767
Transportation means	36,518	36,288	37,236	40,061	45,137
Products from other manufacturing activities	20,006	20,928	21,857	22,638	24,324
Electrical energy, gas, steam, air conditioning	276	256	274	187	272
Other products	8,450	9,057	8,944	8,798	8,823
Total exports	375,904	390,182	390,233	398,870	413,881

Imports (cif)(1)
Agriculture, forestry and fishing	13,013	12,312	12,681	12,959	13,721
Extractive industries	69,151	74,262	59,649	48,254	39,170
Manufactured products	305,410	280,111	276,784	283,854	303,403

	2011	2012	2013	2014	2015
	(€ in millions)
Food, beverage and tobacco products	27,497	27,295	28,111	28,958	29,076
Textiles, leather products, clothing, accessories	28,876	26,526	26,623	28,770	30,357
Wood, wood products, paper, printing	10,158	9,248	9,213	9,455	9,974
Coke and refined oil products	10,077	10,588	12,205	10,167	7,328
Chemical substances and products	36,476	35,788	34,734	34,295	35,109
Pharmaceutical, chemical-medical, botanical products	19,187	19,737	20,730	19,827	22,106
Rubber, plastic, non-metallic mineral products	12,404	11,517	11,724	12,339	12,958
Base metal, metal (non-machine) products	42,468	37,782	35,239	36,012	37,989
Computers, electronic and optical devices	30,904	25,474	22,872	23,041	25,303
Electrical equipment	13,839	13,299	12,936	13,617	15,425
Machines and other non-classified products	24,138	22,495	22,367	23,893	25,969
Transportation means	38,334	30,578	29,543	32,158	39,073
Products from other manufacturing activities	11,051	10,485	10,488	11,324	12,736
Electrical energy, gas, steam, air conditioning	2,980	2,615	2,286	1,926	2,264
Other products	10,876	10,292	9,601	9,946	10,158
Total imports	401,428	380,292	361,002	356,939	368,715
Trade balance	(25,524)	9,890	29,231	41,931	45,166
_______________________
(1)	At current prices.

Source: ISTAT.

The Italian economy relies heavily on foreign sources for energy and other natural resources and Italy is a net importer of chemical products, agricultural and food industry products,  wood and wood products, and food, beverage and tobacco products.

Of all the major European countries, Italy is one of the most heavily dependent on imports of energy. Italy's trade balance remains vulnerable to fluctuations in oil prices, given the high proportion of energy imports. In 2015, the energy deficit decreased to 1.9 per cent of GDP, compared to 2.6 per cent of GDP in 2014 and 3.2 per cent of GDP in 2013, due to a continued decrease in oil prices.

In 2015, exports of goods and services increased by 4.3 per cent, mainly driven by an increase in exports of manufactured products such as transport means. Despite the slowdown in the demand from emerging economies, a marked depreciation of the euro contributed to a rapid increase in price competitiveness, resulting in an increase in exports from Italy and other EU Member States to non-EU countries. This increase in exports to non-EU countries, together with a 5.3 increase in exports to countries in the euro area, resulted in a €15 billion increase in exports in 2015.

During 2015, imports of goods and services increased by 6.0 per cent by volume, mainly due to a 8.1 per cent increase in imports of goods, as a function of a general increase in exports and stockpiling, which are the demand components with the most substantial input for imports.

Geographic Distribution of Trade

As a member of the European Union, Italy enjoys free access to the markets of the other EU Member States and applies the external tariff common to all EU countries. During the past several years, EU countries have made significant progress in reducing non-tariff barriers such as technical standards and other administrative barriers to trade amongst themselves, and Italy has incorporated into its national law most of the EU directives on trade and other matters. With the accession of new members, the EU now encompasses many of Italy's most important central and eastern European trading partners. The following tables show the distribution of Italy's trade for the periods indicated.

Distribution of Trade (cif-fob) - Exports

	2011	2012	2013	2014	2015
	(€ in millions)
Exports (fob)(1)
Total EU	210,666	211,867	209,289	218,824	227,284
of which
EMU	160,214	158,261	155,439	161,117	166,372
of which
Austria	8,724	8,675	8,504	8,396	8,530
Belgium	9,633	10,341	11,421	13,196	14,595
France	43,593	43,237	42,289	42,016	42,548
Germany	49,267	48,833	48,474	50,144	51,023
Netherlands	9,119	9,285	9,074	9,396	9,629
Spain	19,890	18,310	17,167	18,030	19,854
Poland	9,418	9,234	9,390	10,352	10,888
United Kingdom	17,542	18,957	19,595	20,939	22,484
China	9,996	8,999	9,843	10,494	10,422
Japan	4,732	5,632	6,023	5,357	5,517
OPEC countries(2)(3)	17,724	22,080	23,420	22,818	22,528
Russia	9,305	9,979	10,772	9,503	7,109
Switzerland	20,640	22,878	20,386	19,053	19,239
Turkey	9,634	10,591	10,085	9,734	10,005
United States	22,831	26,640	27,047	29,756	35,989
Other(4)	70,376	71,516	73,368	73,331	75,788
Total	375,904	390,182	390,233	398,870	413,881
___________________________
(1)	At current prices.

(2)
Gabon terminated its membership to the Organization of the Petroleum Exporting Countries ("OPEC") in January 1995 and rejoined as of July 2016. For the purposes of the above table, exports to Gabon are not included in OPEC countries.

(3)
Indonesia suspended its membership to the Organization of the Petroleum Exporting Countries ("OPEC") in January 2009, but this was reactivated in January 2016. For the purposes of the above table, exports to Indonesia are not included in OPEC countries.

(4)	Other represents all other countries and/or regions with whom Italy trades; none of such countries or regions accounts for a material amount.

Source: ISTAT.

Distribution of Trade (cif-fob) - Imports

	2011	2012	2013	2014	2015
	(€ in millions)
Imports (fob)(1)
Total EU	215,728	202,805	200,168	203,890	215,781
of which
EMU	174,070	162,572	160,019	162,107	170,551
of which
Austria	9,439	8,986	8,851	8,241	8,356
Belgium	14,568	14,545	15,020	15,082	17,156
France	33,603	31,580	30,551	30,803	32,109
Germany	62,388	55,130	53,299	54,388	56,809
Netherlands	21,037	20,544	20,689	20,815	20,667
Spain	18,111	16,974	16,355	17,236	18,391
Poland	7,518	7,121	6,632	7,222	8,575
United Kingdom	10,943	9,714	9,674	10,282	10,575
China	29,574	25,006	23,071	25,075	28,158
Japan	4,218	3,190	2,566	2,703	3,122
OPEC countries(2)(3)	34,317	41,128	29,213	20,652	18,120
Russia	16,904	18,321	20,197	17,276	14,259
Switzerland	11,294	10,972	10,642	10,401	10,847
Turkey	5,979	5,257	5,506	5,718	6,621

	2011	2012	2013	2014	2015
	(€ in millions)
United States	13,026	12,660	11,535	12,477	14,194
Other(4)	70,388	60,953	58,104	58,747	57,613
Total	401,428	380,292	361,002	356,939	368,715
___________________________
(1)	At current prices.

(2)
Gabon terminated its membership to the Organization of the Petroleum Exporting Countries ("OPEC") in January 1995 and rejoined as of July 2016. For the purposes of the above table, imports from Gabon are not included in OPEC countries.

(3)
Indonesia suspended its membership to the Organization of the Petroleum Exporting Countries ("OPEC") in January 2009, but this was reactivated in January 2016. For the purposes of the above table, imports from Indonesia are not included in OPEC countries.

(4)	Other represents all other countries and/or regions with whom Italy trades; none of which country or region represents a material amount.

Source: ISTAT.

As in the previous year, during 2015 over half of Italian trade was with other EU countries, with approximately 54.9 per cent of Italian exports and 58.5 per cent of imports attributable to trade with EU countries. Germany remains Italy's single most important trade partner and in 2015 supplied 15.4 per cent of Italian imports and purchased 12.3 per cent of Italian exports.

In 2015, the trade balance was the result of surpluses both with EU countries and with non-EU countries. Italy's trade balance with EU countries was positive in 2015, with a surplus of approximately €11.5 billion, which is lower compared to the surplus of €14.9 billion recorded in 2014. With respect to non-EU countries, the trade balance in 2015 resulted in a surplus of €33.7 billion, compared to a surplus of €27 billion in 2014. Such increase in the trade surplus was fostered by a sharp decrease in imports from OPEC countries and Russia.

In 2015, Italian exports worldwide increased by 3.8 per cent compared to 2014, as a result of a 3.9 per cent increase in exports to Eurozone countries and a 3.6 per cent increase in exports to countries outside the Eurozone.

Balance of Payments

The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of: (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account primarily comprises net capital transfers from international institutions, principally the European Union. The financial account is made up of items such as the inward and outward flow of money for direct investment, investment in debt and equity portfolios, international grants and loans and changes in the official reserves.

In 2010, the gathering and compilation system of the balance of payments and foreign financial position of Italy was updated with the abandonment of bank settlement reporting. The integration of international markets increased the complexity of transactions, which affected the reliability of gathering systems based on bank payments. Models of data collection based on direct gathering with entities involved in international exchanges are now preferred, the use of sample analysis was extended and the banks' obligation of statistical reporting on behalf of clients was almost entirely eliminated. The new system is based on various sources: (a) census-based collections, such as statistical reports of entities subject to oversight by the Bank of Italy; (b) administrative data collected by other institutions for compliance purposes; and (c) sample-based investigations, in particular with non-financial and insurance businesses. Reports of flux and amount are required for financial transactions.

In October 2014, ISTAT adopted new statistical standards outlined by the IMF in the sixth edition of Balance of Payments and International Investment Position Manual ("BPM6"). BPM6, which, consistent with ESA2010, provides the standard framework for the compilation of statistics on balance of payments and international investment positions between an economy and the rest of the world. Relevant methodological innovations include, among others, (i) computation of net revenues of merchanting, (ii) separation between primary income and secondary income, (iii) computation of goods for processing as manufacturing services, and (iv) sign conventions and nomenclature changes in line with national accounts. Unless otherwise provided, all data presented below was prepared in accordance with BPM6.

The following table illustrates the balance of payments of Italy for the periods indicated.

Balance of Payments

	2011	2012	2013	2014	2015
	(€ in billions)
Current Account(1)	(49.3)	(5.8)	15.2	30.9	36.0
per cent of GDP	(3.0)	(0.4)	0.9	1.9	2.2
Goods	(18.6)	16.8	36.1	47.9	52.7
Non-energy products	39.5	76.3	87.6	89.3	84.5
Energy products	(58.1)	(59.5)	(51.5)	(41.5)	(31.9)
Services	(6.2)	(0.1)	0.3	(0.8)	(1.2)
Primary Income	(5.3)	(3.0)	(3.1)	(0.3)	(0.9)
Secondary Income	(19.3)	(19.5)	(18.1)	(15.8)	(14.6)
EU Institutions	(13.4)	(13.2)	(14.6)	(13.8)	(12.2)
Capital Account(1)	1.0	4.0	0.2	3.4	2.6
Intangible assets	(0.1)	1.8	(3.1)	(0.9)	(1.1)
Transfers	1.1	2.1	3.3	4.3	3.7
EU Institutions	2.7	3.2	4.2	5.1	4.7
Financial Account(1)	(64.4)	(10.2)	12.8	50.3	33.1
Direct investment	12.3	5.3	0.6	2.5	6.6
Outward	37.0	5.2	15.3	15.4	13.8
Inward	24.7	(0.1)	14.6	12.9	7.2
Portfolio investment	11.4	(24.4)	(13.2)	1.0	89.6
Equity and investment funds	(2.7)	16.0	48.2	73.1	75.5
Debt Securities	(30.4)	(75.9)	(26.2)	25.6	36.6
Financial Derivatives	(7.3)	5.8	3.0	(3.6)	3.4
Other investment	(81.9)	1.6	20.7	51.3	(67.0)
Change in official reserves	0.9	1.5	1.5	(1.0)	0.5
Errors and omissions	(16.1)	(8.3)	(2.6)	16.0	(5.5)
___________________________
(1)	At current prices.

Source: Bank of Italy.

Current Account

Italy has had a current account deficit each year from 2000 to 2012. In 2013, 2014 and 2015, however, Italy recorded a growing current account surplus of €15.0 billion (0.9 per cent of GDP), €30.9 billion (1.9 per cent of GDP) and €36.0 billion (2.2 per cent of GDP), respectively. The improvement mainly reflected an increase in the goods surplus and a decrease in the energy deficit.

Visible Trade. Italy's fob-fob merchandise trade surplus increased to €52.7 billion (3.2 per cent of GDP) in 2015, compared to €47.9 billion (3.0 per cent of GDP) in 2014. The non-energy component recorded a surplus of €84.5 billion or 5.2 per cent of GDP in 2015, compared to a surplus of €89.3 billion or 5.5 per cent of GDP in 2014. At the same time, the energy deficit decreased to €31.9 billion or 1.9 per cent of GDP in 2015 from €41.5 billion or 2.5 per cent of GDP in 2014. In line with 2014, exports of goods continued to increase in 2015, mainly driven by exports to non-EU countries.

Invisible Trade. The deficit in services increased to €1.2 billion in 2015, compared to €0.8 billion in 2014. Inflows from tourism amounted to €35.5 billion in 2015, €1.3 billion increase from 2014 that was partially due to Expo 2015, the International exposition that took place in Milan from May 1, 2015 to October 31, 2015 under the theme "Feeding the Planet, Energy for Life". Tourism outflows in 2015 slightly increased to €22 billion from €21.7 billion in 2014. As a result, the surplus on travel increased to €13.5 billion.

Primary Income. The deficit on the primary income account increased to €0.9 billion in 2015, compared to €0.3 billion in 2014, mainly due to a €2.5 billion decrease in income from direct investment. By contrast, a positive contribution to primary income came from portfolio investments, the deficit of which decreased to €16.9 billion in 2015 from €20.2 billion in 2014.

Secondary Income. In 2015, the deficit on the secondary income account decreased to €14.6 billion, compared to €15.8 billion in 2014. The decrease in the deficit on public transfers (to €11.4 billion), mainly caused by the deficit on payments to EU institutions (€12.2 billion), was partially offset by the increase in the deficit on private transfers. In the latter category, workers' remittances, which nearly doubled between 2005 and 2011 with the sharp increase in the number of foreigners living in Italy, slightly decreased to €5.2 billion in 2015.

Capital Account

In 2014, the capital account ran a surplus of €2.6 billion, compared to a surplus of approximately €3.4 billion in 2014, mainly due to the surplus vis-à-vis the EU institutions, which decreased by 7.9 per cent in 2015 to €4.7 billion, compared to €5.1 billion in 2014.

Financial Account and the Net External Position

In 2015, the financial account surplus decreased to €33.1 billion from €50.3 billion in 2014 due to a net reduction of other investments, which decreased by €118.2 billion. The financial account showed that, at the end of 2015, Italy's net external debtor position amounted to €395.6 billion, or 24.2 per cent of GDP. The slight decrease in the net external debtor position compared to 2014 was due to an increase in the current account balance and other adjustments.

Direct Investment. Italian direct investment abroad decreased to €13.8 billion in 2015 compared to €20.0 billion in 2014, mainly due to the decrease of net investment in EU Member States, such as The United Kingdom and Luxembourg.

Foreign direct investment in Italy decreased to €7.2 billion in 2015, compared to €17.5 billion in 2014.

The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities for the periods indicated.

Direct Investment by Country(1)

	2011	2012	2013	2014	2015
	(€ in millions)
Direct investment abroad
Netherlands	1,127	(3,697)	9,831	(112)	394
Luxembourg	14,376	(10,685)	2,539	2,794	(3,696)
United States	1,945	910	226	(262)	541
United Kingdom	1,967	(2,306)	1,735	1,879	(2,182)
France	(451)	(1,710)	247	820	1,185
Switzerland	(309)	887	39	556	(86)
Germany	1,509	(477)	(1,715)	1,004	(14)
Spain	570	3,765	1,698	(1,127)	(540)
Brazil	141	782	466	566	964

	2011	2012	2013	2014	2015
	(€ in millions)
Belgium	1,874	(3,611)	1,384	141	1,366
Argentina	259	67	126	201	122
Sweden	168	283	102	205	(18)
Other	15,400	21,999	2,253	13,350	15,741
Total	38,576	6,207	18,931	20,005	13,777
Direct investment in Italy
Netherlands	4,251	6,057	3,722	2,388	972
Luxembourg	(1,369)	(7,570)	2,306	(846)	(3,893)
United States	896	2,609	504	498	(64)
United Kingdom	4,309	1,598	(537)	3,133	2,732
France	13,519	(2,175)	3,232	5,069	5,513
Switzerland	3	4,091	1,074	1,466	(631)
Germany	(99)	(7,715)	425	2,287	1,559
Spain	910	(47)	1,578	(213)	789
Brazil	42	89	11	125	32
Belgium	2,525	(1,029)	(380)	3,801	(408)
Argentina	30	76	64	79	44
Sweden	(1,030)	(650)	340	64	76
Other	705	4,739	5,943	(346)	447
Total	24,692	73	18,282	17,505	7,168
___________________________
(1)
Figures do not include real estate investment, investments made by Italian banks abroad and investments made by foreign entities in Italian banks. Unlike data for the period 2013-2015, which is calculated in accordance with the sixth edition of the IMF Balance of Payments and International Investment Position Manual, data for the period 2011-2012 is calculated in accordance with the fifth edition of the IMF Balance of Payments and International Investment Position Manual.

Source: ISTAT and National Institute for International Trade.

Portfolio Investment. In 2014, the balance of portfolio investment registered net outflows of €89.6 billion. Italian residents' purchases of foreign securities (€112.1 billion) significantly exceeded foreign investors' purchases of Italian securities (€22.5 billion), the lowest rate of investment by foreigners in Italian securities since 2012.

After significant disposals of Italian public debt securities in connection with the sovereign debt crisis (€102 billion in the two years 2011-2012), in 2013 and 2014 foreign investors returned to the market for Italian securities. However, in 2015 portfolio investment decreased both in shares (€11.6 billion, compared to €19.3 billion in 2014) and debt securities (€10.9 billion, compared to €78.4 billion in 2014). The decrease in portfolio investment was mainly due to lower investments in government securities, which amounted to €21 billion in 2015, and other debt securities issued by banks.

In 2015, residents made foreign portfolio investments for a total amount of €112.1 billion, increasing exposure on both equity and debt securities. The investment in foreign funds amounted to approximately €70 billion in 2015. Part of these flows originated from the shifting of investments from Italian to foreign funds. The investment was not only made by insurance companies and investment funds, but also by households. This increase in investments from households is primarily the result of the Quantitative Easing approved by the ECB in January 2015, which contributed to a shift in allocation of investments by households towards investment funds rather than government securities or debt securities issued by banks. For additional information on Quantitative Easing, see "Italian Economy—Open Market Operations."

Other investment. There were net inflows of approximately €67 billion in 2015 under the heading other investment, compared to net outflows of €51.3 billion in 2014. In 2015, Italy's contributions of capital to the European Stability Mechanism and participation in the financial assistance operations of the European Financial Stability Facility, which also involved entering into bilateral loans, were €14.3 billion and €43.9 billion, respectively. The latter entailed entering a corresponding liability item, with no impact on the external balance.

The Bank of Italy's Trans-European Automated Real-Time Gross Settlement Express Transfer ("TARGET2") debtor position increased in 2015 by approximately €40 billion. This increase was mainly caused by the net amount of foreign assets acquired by Italian residents, as well as by the uneven distribution of liquidity created by the Quantitative Easing, which seems to have generated a trend of liquidity flow from southern European countries, such as Italy and Spain, to northern Europe.

Errors and Omissions. In 2015, the item "errors and omissions" amounted to a negative €5.5 billion, compared to a positive €16.0 billion in 2014. The amount recorded in the errors and omissions account typically reflects unreported international transactions, such as unreported funds transferred abroad by Italian residents and exporters' unreported payments by non-residents to accounts held abroad.

Reserves and Exchange Rates

On January 1, 1999, eleven European countries, including Italy, adopted the euro as their new national currency. At that time, the conversion rate between the lira and the euro was irrevocably fixed at Lit. 1,936.27 per euro. Prior to 1999, the exchange rate of the lira against other euro constituent currencies was subject to market fluctuation. The euro was introduced as a physical currency on January 1, 2002. On February 28, 2002, the lira ceased to be legal tender in Italy and was withdrawn from the financial system.

The following table sets forth, for the periods indicated, certain information regarding the U.S. Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.

US Dollar/Euro Exchange Rate

Period	Period End	Yearly Average Rate	High	Low
	(U.S.$ per €1.00)
2000	0.9305	0.9194	1.0388	0.8252
2001	0.8813	0.8917	0.9545	0.8384
2002	1.0487	0.9511	1.0487	0.8578
2003	1.2630	1.1418	1.2630	1.0377
2004	1.3621	1.2462	1.3633	1.1802
2005	1.1797	1.2490	1.3507	1.1667
2006	1.3170	1.2630	1.3331	1.1826
2007	1.4721	1.3797	1.4874	1.2893
2008	1.3917	1.4726	1.5990	1.2460
2009	1.4406	1.3963	1.5074	1.2591
2010	1.3362	1.3207	1.4563	1.1942
2011	1.2939	1.3920	1.4882	1.2889
2012	1.3194	1.2848	1.3453	1.2088
2013	1.3791	1.3281	1.3814	1.2768
2014	1.2141	1.3285	1.3953	1.2141
2015	1.0887	1.1095	1.2043	1.0552
___________________________
(1)	Average of the reference rates for the period.

Source: European Central Bank.

The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.

Euro Exchange Rates

	Yearly Average Rate(1) per €1.00
	2011	2012	2013	2014	2015
Japanese Yen	110.96	102.49	129.66	140.31	134.31
British Pound	0.8679	0.8109	0.8493	0.8061	0.7258
Swiss Franc	1.2326	1.2053	1.2311	1.2146	1.0679
Czech Koruna	24.590	25.149	25.980	27.536	27.279
___________________________
(1)	Average of the reference rates for the period.

Source: European Central Bank.

In 2015, official reserves increased to €120.1 billion from €117.1 billion in 2014. The increase mainly reflected the increase of other reserves. As of December 31, 2015, the contribution of the Bank of Italy to the capital of the European Central Bank was approximately €1.3 billion.

As of December 31, 2015, gold was worth €76.9 billion, compared with €77.9 billion in 2014.

The following table illustrates the official reserves of Italy as of the end of each of the periods indicated.

Official Reserves

	2011	2012	2013	2014	2015
	(€ in billion)
Gold(1)	95.9	99.4	68.7	77.9	76.9
Special Drawing Rights	7.1	7.2	6.8	7.3	7.6
Total position with IMF	4.5	4.7	4.2	3.7	2.8
Other reserves	26.4	26.4	25.8	28.3	32.8
Total reserves	133.9	137.7	105.5	117.1	120.1
___________________________
(1)	Valued at market exchange rates and prices.

Source: Bank of Italy.

PUBLIC FINANCE

The Budget Process

The Government's fiscal year is the calendar year. The budget and financial planning process of the Government is governed by Law No. 196 of 2009, as amended by Law No. 39 of 2011.

Budget Process. The budget process complies with European requirements, whose principal aim is to allow the EU to review all Member States' budgetary policies and reform strategies simultaneously. The "European Semester" is the first phase of the EU's annual cycle of economic policy guidance and surveillance. Following certain changes enacted by the Commission in October 2015, the European Semester starts in November with the publication by the Commission of the Annual Growth Survey, following which the Commission issues recommendations and opinions on draft budgetary plans, identifying the Member States for which a further analysis is required (i.e., the Alert Mechanism Report). During the period from December to January, bilateral meetings with Member States and discussions with the EU Council take place. During the same period, among other things, each Member State adopts the relevant budget law. In February, the Commission issues country-specific reports, analyzing the economic situation and policies of each Member State and assessing whether imbalances exist in the Member States for which a further analysis is required. In March, the EU Council, based on the Annual Growth Survey (after consulting the Economic and Financial Committee), identifies the main economic goals and strategies of the EU and the euro area and provides strategic guidance on policies. In April, the Member States, following bilateral meetings with the Commission and taking the EU Council's guidelines into account, provide to the Commission their medium-term budgetary strategies and reforms by submitting their updated stability programs and national reform programs. In May, the Commission makes country-specific recommendations and, in June or July, the EU Parliament and the EU Council discuss such country-specific recommendations before a definitive endorsement is made by the EU Council. These policy recommendations are incorporated by governments into their national budgets and other reform plans during the "National Semester" (i.e. the second phase of the EU's annual cycle of economic policy guidance and surveillance). Following the adoption in May 2013 of European Union Regulations No. 472/2013 and No. 473/2013 (Two Pack Regulation), Member States are now required to submit by October 15 a draft budgetary plan for the following year. The Commission then delivers an opinion on each draft budgetary plan by November 30 of that year.

Consistent with the European Semester, the Government submits to the Parliament, by April 10, the Economic and Financial Document (Documento di Economia e Finanza or "EFD"), which consists of three sections: (i) the stability program, which establishes public finance targets; (ii) the analysis and tendencies in public finance, which contains data and information regarding the prior fiscal year, any discrepancies from previous program documents, and projections for at least the three following years; and (iii) the national reform program, which sets forth the country's priorities and main structural reforms to be effected. Following Parliament's approval of the EFD, the stability program and the national reform program are submitted to the EU Council and the Commission by April 30. Following the EU Council's review, by September 20, the Government submits to Parliament an update note to the EFD, which provides updates to the macroeconomic and financial projections and program targets contained in an EFD and incorporates any requests of the EU Council.

Subsequently, the Government submits (a) to the Commission, by October 15, a Draft Budgetary Plan for the following year, and (b) to the Parliament, by October 15, the final budgetary package, which consists of the Legge di Bilancio ("Budget Law") and the Legge di Stabilità ("Stability Law"). The Budget Law authorizes general government revenues and expenditures for the upcoming three-year period. The Stability Law includes legal and financial measures for the three-year period covered by the Budget Law, implementing the budget and the targets contemplated in an EFD. The Ministry of Economy and Finance ("MEF") submits to the Parliament by April of the subsequent year the Report on the General Economic Situation of the Country, which details the performance of the Italian economy of the previous year.

Approval of financial year. In addition, by May 31 of the following year, the MEF is required to submit the "Rendiconto Generale dello Stato" (the "Rendiconto") to the Court of Auditors (Corte dei Conti). The Rendiconto contains the statement of income and the balance sheet of the Republic of Italy for the previous fiscal year. The Corte dei Conti verifies that the Rendiconto is consistent with the budget provisions contained in the Budget Law of the previous year. Upon completion of the Corte dei Conti's review, the MEF submits the Rendiconto to the Parliament by June 30 for approval.

European Economic and Monetary Union

Under the terms of the Maastricht Treaty, Member States participating in the EMU, or "Participating States", are required to avoid excessive government deficits. In particular, they are required to maintain:

•
a government deficit, or net borrowing, that does not exceed three per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the three per cent ceiling; and

•
a gross accumulated public debt that does not exceed 60 per cent of GDP or is declining at a satisfactory pace toward this reference value (defined as a decrease of the excess debt by 5 per cent per year on average over three years).

For additional information on Italy's status under these covenants, see "—The 2016 Economic and Financial Document."

Although Italy's public debt exceeded 60 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60 per cent reference value.

In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, effective on July 1, 1998, the Participating States agreed to a Stability and Growth Pact (the "SGP"). The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty's provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall government deficit below a reference value of 3 per cent of GDP.

Under SGP regulations, Participating States are required to submit each year a stability program and non-participating Member States are required to submit a convergence program. These programs cover the current year, the preceding year and at least the three following years, and are required to set forth:

•
projections for a medium-term budgetary objective (a country-specific target which, for Participating States having adopted the euro, must fall within one per cent of GDP and balance or surplus, net of one-off and temporary measures) and the adjustment path towards this objective, including information on expenditure and revenue ratios and on their main components;

•
the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability program such as government investment expenditure, real GDP growth, employment and inflation;

•
the budgetary strategy and other economic policy measures to achieve the medium-term budgetary objective comprising detailed cost-benefit analysis of major structural reforms having direct cost-saving effects and concrete indications on the budgetary strategy for the following year;

•
an analysis of how changes in the main economic assumptions would affect the budgetary and debt position, indicating the underlying assumptions about how revenues and expenditures are projected to react to variations in economic variables; and

•	if applicable, the reasons for a deviation from the adjustment path towards the budgetary objective.

Based on assessments by the Commission and the Economic and Financial Committee, the EU Council delivers an opinion on whether:

•	the economic assumptions on which the program is based are plausible;

•	the adjustment path toward the budgetary objective is appropriate; and

•	the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.

The EU Council can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. When assessing the adjustment path taken by Participating States, the EU Council will examine whether the Participating State concerned pursued the annual improvement of its cyclically adjusted balance, net of one-off and other temporary measures, with 0.5 per cent of GDP as a benchmark. When defining the adjustment path for those Participating States that have not yet reached the respective budgetary objective, or in allowing those that have already reached it to temporarily depart from it, the EU Council will take into account structural reforms which have long-term cost-saving effects, implementation of certain pension reforms and whether higher adjustment effort is made in economic "good times". If the Participating State repeatedly fails to comply with the EU Council's recommendations, the EU Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:

•	0.2 per cent of the Participating State's GDP, and

•	one tenth of the difference between the government deficit as a percentage of GDP in the preceding year and the reference value of 3 per cent of GDP.

 This deposit may be increased in subsequent years if the Participating State fails to comply with the EU Council's recommendations, up to a maximum of 0.5 per cent of GDP, and may be converted into a fine if the excessive deficit has not been corrected within two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the EU Council may require the Participating State to publish additional information, to be specified by the EU Council, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State. If the Participating State has taken effective action in compliance with the recommendation, but unexpected adverse economic events with major unfavorable consequences for government finances occur after the adoption of that recommendation, the EU Council may adopt a revised recommendation, which may extend the deadline for correction of the excessive deficit by one year.

Finally, the Fiscal Compact contained within the inter-governmental Treaty on Stability, Coordination and Governance (the "TSCG") complements, and in some areas enhances further, key provisions of the SGP. Specifically, the Fiscal Compact requires Member States to enshrine in national law a balanced budget rule with a lower limit of a structural deficit of 0.5 per cent of GDP, centered on the concept of the country-specific medium-term objective ("MTO") as defined in the SGP. The Fiscal Compact's provisions also increase the role of independent bodies, which are given the task of monitoring compliance with national fiscal rules, including the national correction mechanism in case of deviation from the MTO or the adjustment path towards it. The TSCG, signed by 25 EU Member States (all but the UK and Czech Republic), entered into force on January 1, 2013 and is binding for all euro area Member States that have ratified it, while other contracting parties will be bound only once they adopt the euro or earlier if they sign it. Italy ratified the TSCG in July 2012.

Accounting Methodology

Pursuant to Law No. 196 of 2009 and its implementing regulation, Italy utilizes the system of "general government accounting". European Union countries are required to use general government accounting for purposes of financial reporting. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria. General government accounting includes revenues and expenditures from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. Italy utilizes general government accounting on both an accrual and cash-basis.

ESA95 National Accounts. In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. This system was intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar.

In December 2005, ISTAT published general revisions to the national system of accounts reflecting amendments to ESA95 set forth in the European Union Regulations 351/2002 and 2103/2005. These revisions included: (i) a new methodology to evaluate the amortization of movable and fixed assets; (ii) a new accounting treatment for financial intermediary services; (iii) revisions to the methodology for calculating general government and investment expenditure; and (iv) the introduction of a new accounting system for a portion of social security contribution on an accrual basis.

In connection with the revisions to the national accounting system of December 2005, ISTAT replaced its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. As a result of this change in methodology, all "real" revenue and expenditure figures included in this document differ from, and are not comparable to, data published in earlier documents filed by Italy with the SEC prior to March 12, 2007. The general government revenues and expenditure figures in this Annual Report reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.

ESA2010 National Accounts. Effective September 2014, ISTAT adopted a new system of national accounts in accordance with the new European System of National and Regional Accounts (ESA2010) as set forth in European Union Regulation 549/2013. ESA2010 introduced several key changes to its predecessor ESA95, reflecting developments in the methodological and statistical tools widely used at international level to measure modern economies. Among others, changes are expected to harmonize accounting methods among EU Members States and include the following: (i) research and development expenditure have been recognized as capital assets; (ii) goods sent abroad, or received from abroad, for processing without change in ownership have been excluded from the corresponding export and import figures, which only include the related processing activity; (iii) public defense spending has been reclassified from intermediate consumption to gross fixed investment; (iv) the list of institutional units belonging to the General Government sector has been revised; and (v) interest accruing on financial derivatives (including public debt swaps) has been excluded from net borrowing. Unless otherwise provided in this Annual Report, Italy's GDP data for the years 2009 to 2015 was prepared in accordance with ESA2010 accounting system.

Measures of Fiscal Balance

Italy reports its fiscal balance using two principal methods:

•
Net borrowing, or government deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. Italy also reports its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural government deficit. Accordingly, the structural net borrowing figures shown in this document are necessarily estimates.

•
Primary balance, which is consolidated revenues less consolidated expenditures of the general government excluding interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

The table below shows selected public finance indicators for the periods indicated.

Selected Public Finance Indicators(*)

	2011	2012	2013	2014	2015
	(€ in millions, except percentages)
General government expenditure(1)	804,735	819,221	818,982	825,534	826,429
General government expenditure, as a percentage of GDP	49.1	50.8	51.0	51.2	50.5
General government revenues	747,781	771,683	772,023	776,598	784,041
General government revenues, as a percentage of GDP	45.7	47.8	48.1	48.2	47.9
Net borrowing	(56,954)	(47,538)	(46,959)	(48,936)	(42,388)
Net borrowing, as a percentage of GDP	(3.5)	(2.9)	(2.9)	(3.0)	(2.6)
Primary balance	19,462	36,028	30,609	25,404	26,052
Primary balance, as a percentage of GDP	1.2	2.2	1.9	1.6	1.6
Public debt(2)	1,907,780	1,989,780	2,069,846	2,136,202	2,171,670
Public debt as a percentage of GDP(2)	116.5	123.3	129.0	132.5	132.7
GDP (nominal value)	1,637,463	1,613,265	1,604,478	1,611,884	1,636,372
___________________________
(*)	Figures have been restated on the basis of data published in the 2015 Bank of Italy Annual Report and the 2015 ISTAT Annual Report.

(1)	Includes revenues from the divestiture of state-owned real estate (deducted from capital expenditures).

(2)	Figures are gross of euro area financial support.

Source: Bank of Italy.

Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Italy gradually reduced its net borrowing as a percentage of GDP below the three per cent threshold set by the Maastricht Treaty. In 2011, net borrowing as a percentage of GDP decreased to 3.5 per cent, decreasing further to 2.9 per cent in each of 2012 and 2013. In 2014, net borrowing as a percentage of GDP remained substantially unchanged at 3.0 per cent, while in 2015 it further decreased to 2.6 per cent. As of December 31, 2015, Italy's net borrowing was approximately €42.4 billion.

In the period from 2010 to 2015, Italy's debt-to-GDP ratio increased to 129.1 per cent net of euro area financial support (and 132.7 per cent gross of euro area financial support) from 115.0 per cent net of euro area financial support (and 115.3 per cent gross of euro area financial support) in 2010. This growth trend resulted from Italy's budget deficit (primarily resulting from the cost of servicing Italy's public debt) and its substantially stagnant nominal GDP in this five year period.

Since 2010, the Government has provided financial support in respect of Greece and other Participating States, via bilateral loans, participation to the ESFS and direct contributions to the ESM. Government expenditure on euro area financial support increased from €3.9 billion to €55.6 billion between 2010 and 2013. In 2014, Government expenditure on euro area financial support further increased by 8.5 per cent to €60.3 billion, while in 2015 it was €58.2 billion, of which €43.9 billion  via bilateral loans and participation to the EFSF and €14.3 billion through contributions to the ESM programme.

Since 1999, the Government has taken steps to lengthen the average maturity of debt and reduce the variable rate portion that, together with the introduction of the single currency, made Government debt less sensitive to variations in short-term interest rates and exchange rates. Consistent with the past, the Government's debt management policy in 2015 was to maintain exposure to market risks, mainly interest rate and refinancing risks, within the limits set out in 2014. For additional information on Italy's debt-to-GDP ratio, see "Public Debt" and Exhibit 2—2016 Stability Programme.

The 2015 Economic and Financial Document

In April 2015, the Republic of Italy submitted to the EU its 2015 Economic and Financial Document, which included the 2015 Stability Programme and the 2015 National Reform Programme.

The 2015 Stability Programme. The 2015 Stability Programme confirmed Italy's commitment to reduce its public debt by increasing its primary surplus. The table below presents the main public finance objectives included in the 2015 Stability Programme.

Public Finance Objectives (in % of GDP)

2015 Stability Programme	2014	2015	2016	2017	2018	2019
Net Borrowing	(3.0)	(2.6)	(1.8)	(0.8)	0.0	0.4
Interest Expense	4.7	4.2	4.2	4.0	3.8	3.5
Primary Balance	1.6	1.6	2.4	3.2	3.8	4.0
Structural Net Borrowing	(0.7)	(0.5)	(0.4)	0.0	0.1	0.2
Structural Change	0.0	0.2	0.1	0.3	0.2	0.0
Public Debt, gross of euro area financial support	132.1	132.5	130.9	127.4	123.4	120.0
Public Debt, net of euro area financial support	128.4	128.9	127.3	129.3	120.1	116.7
___________________________
Source: Ministry of Economy and Finance.

The table below sets out the macroeconomic forecasts prepared by the Republic of Italy through 2019 in connection with the 2015 Stability Programme.

Macroeconomic Forecasts (in %)

2015 Stability Programme	2014	2015	2016	2017	2018	2019
Real GDP	(0.4)	0.7	1.4	1.5	1.4	1.3
Nominal GDP	0.4	1.4	2.6	3.3	3.2	3.1
Private consumption	0.3	0.8	1.2	1.4	1.3	1.2
Public consumption	(0.9)	(1.3)	(0.5)	0.0	0.0	0.3
Gross fixed investment	(3.3)	1.1	2.7	3.0	2.8	2.4
Inventories (% of GDP)	(0.1)	0.0	0.1	0.1	0.0	0.0

2015 Stability Programme	2014	2015	2016	2017	2018	2019
Exports of goods and services	2.7	3.8	4.0	3.9	3.7	3.6
Imports of goods and services	1.8	2.9	3.8	4.6	4.2	3.8
Domestic demand	(0.6)	0.4	1.1	1.3	1.3	1.2
Change in inventories	(0.1)	0.0	0.1	0.1	0.0	0.0
Net exports	0.3	0.4	0.2	0.0	0.0	0.1
___________________________
Source: Ministry of Economy and Finance.

The 2015 National Reform Programme. As part of the 2015 National Reform Programme, the Italian Government identified ten policy areas where structural reform is necessary. These areas are (i) containment of public expenditure; (ii) administrative efficiency; (iii) infrastructure and development; (iv) product market and competition; (v) labor and pensions; (vi) innovation and human capital; (vii) support to businesses; (viii) support to the financial system; (ix) energy and environment; and (x) federalism.

The table below shows the impact of the measures contained in the 2015 National Reform Programme in terms of expenditure cuts/additions or revenue decreases/additions for each of the ten policy areas described above for the years 2014 to 2019.

Financial Impact of the 2015 National Reform Programme (€ in millions)

2015 National Reform Programme	2014	2015	2016	2017	2018	2019
Containment of Public Expenditure
Additional revenues	4,200	14,247	28,736	35,064	37,557	34,023
Decrease in revenues	494	4,068	4,591	4,286	4,319	4,319
Expenditure cuts	2,369	3,527	3,423	3,513	2,523	1,903
Additional expenditure	187	411	309	321	355	304
Administrative Efficiency
Additional expenditure	0	36	314	314	314	314
Infrastructure and Development
Additional expenditure	36	408	429	1,458	2,314	416
Product Market, Competition
Additional revenues	0	350	250	100	0	0
Labor and Pensions
Additional revenues	4	2,614	5,933	6,096	3,941	1,864
Additional expenditure	6,948	21,944	28,046	28,728	26,695	23,524
Innovation and Human Capital
Additional expenditure	6	1,587	3,850	4,082	4,063	4,049
Support to Business
Additional revenues	31	898	1,229	1,023	1,042	389
Decrease in revenues	4	466	917	691	670	463
Additional expenditure	19,558	1,920	2,262	2,474	2,479	1,439
Energy and Environment
Additional expenditure	0	45	45	66	0	0
Additional revenue	0	1,004	316	0	0	0
Federalism
Additional expenditure	2	354	224	224	224	224
Additional revenue	350	350	350	350	350	350
___________________________
Source: Ministry of Economy and Finance.

The Update of the 2015 Economic and Financial Document

In September 2015, Italy published its Update of the 2015 Economic and Financial Document, which included revised projections and forecasts reflecting the improvement of the economic situation in Italy and Europe.

The table below presents the main public finance objectives included in the Update of the 2015 Economic and Financial Document.

Public Finance Objectives (in % of GDP)

Update of the 2015 Economic and Financial Document	2014	2015	2016	2017	2018	2019
Net Borrowing	(3.0)	(2.6)	(2.2)	(1.1)	(0.2)	0.3
Interest Expense	4.7	4.3	4.3	4.1	4.1	4.0
Primary Balance	1.6	1.7	2.0	3.0	3.9	4.3
Structural Net Borrowing	(0.7)	(0.3)	(0.7)	(0.3)	0.0	0.0
Structural Change	0.0	0.3	(0.4)	0.4	0.3	0.0
Public Debt, gross of euro area financial support and acceleration of payments due by the public administration	132.1	132.8	131.4	127.9	123.7	119.8
Public Debt, net of euro area financial support	128.4	129.3	127.9	124.6	120.5	116.6
Public Debt, net of euro area financial support and acceleration of payments due by the public administration	126.2	126.8	125.5	122.3	118.3	114.6
___________________________
Source: Ministry of Economy and Finance.

The table below presents macroeconomic forecasts prepared by the Republic of Italy through 2019 in connection with the Update of the 2015 Economic and Financial Document.

Macroeconomic Forecasts (in %)

Update of the 2015 Economic and Financial Document	2014	2015	2016	2017	2018	2019
Real GDP	(0.4)	0.9	1.3	1.3	1.3	1.2
Nominal GDP	0.4	1.2	2.9	3.0	3.0	2.8
Private consumption	0.3	0.8	1.1	1.1	1.0	1.1
Public consumption	(1.0)	(0.2)	0.9	(0.1)	0.0	0.2
Investments	(3.3)	1.2	2.0	3.1	2.7	1.8
Exports of goods and services	2.6	4.1	3.8	3.9	4.0	3.8
Imports of goods and services	1.8	5.3	3.8	4.1	3.8	3.6
Domestic demand	(0.6)	0.6	1.2	1.1	1.1	1.0
Change in inventories	(0.1)	0.4	0.1	0.1	0.0	0.0
Net exports	0.3	(0.2)	0.1	0.1	0.0	0.0
___________________________
Source: Ministry of Economy and Finance.

The following table compares the main finance indicators included in the 2015 Stability Programme and the Update of the 2015 Economic and Financial Document.

Main Finance Indicators – 2015 Economic and Financial Document
v. Update of the 2015 Economic and Financial Document

	2014	2015	2016	2017	2018	2019
GDP growth rate
2015 Economic and Financial Document	(0.4)	0.7	1.4	1.5	1.4	1.3
Update of the 2015 Economic and Financial Document	(0.4)	0.9	1.3	1.3	1.3	1.2
Difference	0.0	0.2	(0.1)	(0.2)	(0.1)	(0.1)
Net Borrowing, as a % of GDP
2015 Economic and Financial Document	(3.0)	(2.6)	(1.8)	(0.8)	0.0	0.4
Update of the 2015 Economic and Financial Document	(3.0)	(2.6)	(2.2)	(1.1)	(0.2)	0.3
Difference	0.0	0.0	(0.4)	(0.3)	(0.2)	(0.1)
Public Debt, as a % of GDP
2015 Economic and Financial Document	132.1	132.5	130.9	127.4	123.4	120.0
Update of the 2015 Economic and Financial Document	132.1	132.8	131.4	127.9	123.7	119.8
Difference	0.0	0.3	0.5	0.5	0.3	(0.2)
___________________________
Source: Ministry of Economy and Finance.

The EU Council's policy recommendations to Italy for the period 2015-2016

As part of the European Semester process, in May 2015, the EU Council, acting through ECOFIN, issued specific recommendations to Italy, based on assessments of Italy's macroeconomic and fiscal situation as outlined in the 2015 Stability Programme and the 2015 National Reform Programme. ECOFIN recommended that Italy take action over the period 2015-2016 to:

•	achieve a fiscal adjustment of at least 0.25 per cent of GDP in the medium-term objective in 2015 and of 0.1 per cent of GDP in 2016 by taking the necessary structural measures in both 2015 and 2016;

•
implement the privatization program and use its proceeds to make further progress towards putting the general government debt ratio on an appropriate downward path. Implement the enabling law for tax reform by September 2015, in particular the revision of tax expenditures and cadastral values and the measures to enhance tax compliance;

•
adopt the planned national strategic plan for ports and logistics, particularly to help promote intermodal transport through better connections. Ensure that the Agency for Territorial Cohesion is made fully operational so that the management of EU funds could markedly improve;

•
adopt and implement pending laws aimed at improving the institutional framework and modernizing the public administration. Ensure that the reforms adopted to improve the efficiency of civil justice help reduce the length of proceedings, including by revising the statute of limitations by mid-2015;

•
introduce binding measures by end-2015 to tackle remaining weaknesses in the corporate governance of banks, particularly the role of foundations, and take measures to accelerate the broad-based reduction of non-performing loans;

•
adopt the legislative decrees on the use of wage supplementation schemes, the revision of contractual arrangements, work-life balance and the strengthening of active labor market policies. Establish, in consultation with the social partners and in accordance with national practices, an effective framework for second-level contractual bargaining. As part of efforts to tackle youth unemployment, adopt and implement the planned school reform and expand vocationally-oriented tertiary education;

•
implement the simplification agenda for 2015-2017 to ease the administrative and regulatory burden. Adopt competition-enhancing measures in all the sectors covered by competition law, and take decisive action to remove remaining barriers. Ensure that local public services contracts not complying with the requirements on in-house awards are rectified by no later than end-2015.

The 2016 Economic and Financial Document

In April 2016, the Republic of Italy submitted to the EU its 2016 Economic and Financial Document, which included the 2016 Stability Programme and the 2016 National Reform Programme.

The 2016 Stability Programme. The 2016 Stability Programme confirmed Italy's commitment to reduce its public debt by increasing its primary surplus. The table below presents the main public finance objectives included in the 2016 Stability Programme.

Public Finance Objectives (in % of GDP)

2016 Stability Programme	2014	2015	2016	2017	2018	2019
Net Borrowing	(3.0)	(2.6)	(2.3)	(1.8)	(0.9)	0.1
Interest Expense	4.6	4.2	4.0	3.8	3.6	3.5
Primary Balance	1.6	1.6	1.7	2.0	2.7	3.6
Structural Net Borrowing	(0.8)	(0.6)	(1.2)	(1.1)	(0.8)	(0.2)
Structural Change	(0.1)	0.2	(0.7)	0.1	0.3	0.6
Public Debt, gross of euro area financial support	132.5	132.7	132.4	130.9	128.0	123.8
Public Debt, net of euro area financial support	128.8	129.1	129.0	127.5	124.7	120.6
___________________________
Source: Ministry of Economy and Finance.

The table below sets out the macroeconomic forecasts prepared by the Republic of Italy through 2019 in connection with the 2016 Stability Programme.

Macroeconomic Forecasts (in %)

2016 Stability Programme	2015	2016	2017	2018	2019
Real GDP	0.8	1.2	1.4	1.5	1.4
Nominal GDP	1.5	2.2	2.5	3.1	3.2
Private consumption	0.9	1.4	1.4	1.7	1.6
Public consumption	(0.7)	0.4	(0.3)	(0.5)	0.8
Gross fixed investment	0.8	2.2	3.0	3.2	2.4
Inventories (% of GDP)	0.5	0.0	0.0	0.1	0.0
Exports of goods and services	4.3	1.6	3.8	3.7	3.4
Imports of goods and services	6.0	2.5	3.8	4.6	4.2
Domestic demand	0.5	1.3	1.3	1.5	1.5
Change in inventories	0.5	0.0	0.0	0.1	0.0
Net exports	(0.3)	(0.2)	0.1	(0.2)	(0.2)
___________________________
Source: Ministry of Economy and Finance.

The 2016 National Reform Programme. As part of the 2016 National Reform Programme, the Italian Government identified eight policy areas where structural reform is necessary. These areas are (i) containment of public expenditure; (ii) federalism; (iii) administrative efficiency; (iv) product market and competition; (v) labor and pensions; (vi) innovation and human capital; (vii) support to businesses; (viii) support to the financial system; (ix) energy and environment; and (x) infrastructure and development.

The table below shows the impact of the measures contained in the 2016 National Reform Programme in terms of expenditure cuts/additions or revenue decreases/additions for each of the eight policy areas described above for the years 2015 to 2019.

Financial Impact of the 2016 National Reform Programme (€ in millions)

2016 National Reform Programme	2015	2016	2017	2018	2019
Containment of Public Expenditure
Additional revenues	0	6,494	3,344	5,598	1,908
Decrease in revenues	0	20,091	14,935	15,394	12,217
Expenditure cuts	2,099	6,131	5,216	5,996	5,336
Additional expenditure	51	4,489	4,476	5,380	4,427
Administrative Efficiency
Additional expenditure	3	498	346	209	197
Infrastructure and Development(1)
Additional expenditure	451	1,231	684	672	793
Product Market, Competition
Additional revenues	0	15	15	15	15
Labor and Pensions
Additional revenues	0	138	607	450	160
Decrease in revenues	0	599	946	1,114	1,114
Expenditure cuts	0	706	1,492	1,927	1,775
Additional expenditure	1,779	4,723	5,973	5,763	4,555
Innovation and Human Capital
Additional expenditure	1,019	3,375	3,219	3,227	3,023
Support to Business
Additional revenues	300	232	1,125	657	109
Decrease in revenues	0	738	5,422	5,831	4,467
Additional expenditure	1,920	2,262	2,474	2,479	1,439
Energy and Environment(1)
Additional expenditure	501	658	238	74	12
Additional revenues	0	545	553	0	0
Decrease in revenues	0	106	1,103	927	11
Financial System
Additional expenditure	0	2,756	103	103	103
Federalism
Decrease in revenues	0	6	6	5	5
___________________________
(1)
These items do not include additional expenses for approximately €8 billion in relation to the items set out in Table E, attached to the 2016 Stability Law, which include investments for ANAS S.p.A. (Azienda Nazionale Autonoma delle Strade) and RFI S.p.A. (Rete Ferroviaria Italana).

Source: Ministry of Economy and Finance.

The following table compares the main finance indicators included in the 2015 Stability Programme and the 2016 Stability Programme.

Main Finance Indicators – 2015 Stability Programme v. 2016 Stability Programme

	2015	2016	2017	2018	2019
GDP growth rate(1)
2015 Stability Programme	1.4	2.6	3.3	3.2	3.1
2016 Stability Programme	1.5	2.2	2.5	3.1	3.2
Difference	0.1	(0.4)	(0.8)	(0.1)	0.1
Net Borrowing, as a % of GDP
2015 Stability Programme	(2.6)	(1.8)	(0.8)	0.0	0.4
2016 Stability Programme	(2.6)	(2.3)	(1.8)	(0.9)	0.1

	2015	2016	2017	2018	2019
Difference	0.0	(0.5)	(1.0)	(0.9)	(0.3)
Public Debt, as a % of GDP
2015 Stability Programme	132.5	130.9	127.4	123.4	120.0
2016 Stability Programme	132.7	132.4	130.9	128.0	123.8
Difference	0.2	1.5	3.5	4.6	3.8
___________________________
(1)	Nominal GDP growth rate.

Source: Ministry of Economy and Finance.

The Update of the 2016 Economic and Financial Document

In September 2016, Italy published its Update of the 2016 Economic and Financial Document, which included revised projections and forecasts reflecting the improvement of the economic situation in Italy and Europe.

The table below presents the main public finance objectives included in the Update of the 2016 Economic and Financial Document.

Public Finance Objectives (in % of GDP)

Update of the 2016 Economic and Financial Document	2014	2015	2016	2017	2018	2019
Net Borrowing	(3.0)	(2.6)	(2.4)	(2.0)	(1.2)	(0.2)
Interest Expense	4.6	4.2	4.0	3.7	3.6	3.4
Primary Balance	1.6	1.5	1.5	1.7	2.4	3.2
Structural Net Borrowing	(0.9)	(0.7)	(1.2)	(1.2)	(0.7)	(0.2)
Structural Change	(0.6)	0.2	(0.5)	0.0	0.5	0.6
Public Debt, gross of euro area financial support	131.9	132.3	132.8	132.5	130.1	126.6
Public Debt, net of euro area financial support	128.2	128.7	129.3	129.0	126.8	123.4
___________________________
Source: Ministry of Economy and Finance.

The table below presents macroeconomic forecasts prepared by the Republic of Italy through 2019 in connection with the Update of the 2016 Economic and Financial Document.

Macroeconomic Forecasts (in %)

Update of the 2016 Economic and Financial Document	2015	2016	2017	2018	2019
Real GDP	0.7	0.8	0.6	1.2	1.3
Nominal GDP	1.4	1.8	1.8	2.9	3.0
Private consumption	1.5	1.2	0.4	1.0	1.2
Public consumption	(0.6)	0.4	0.0	(0.3)	0.2
Investments	1.3	1.9	1.5	2.6	2.8
Exports of goods and services	4.3	1.3	2.5	3.3	3.5
Imports of goods and services	6.0	2.3	2.2	3.2	3.8
Domestic demand	1.0	1.1	0.5	1.0	1.3
Change in inventories	0.1	(0.1)	(0.1)	0.1	0.0
Net exports	(0.4)	(0.3)	0.2	0.1	0.0
___________________________
Source: Ministry of Economy and Finance.

The following table compares the main finance indicators included in the 2016 Stability Programme and the Update of the 2016 Economic and Financial Document.

Main Finance Indicators – 2016 Economic and Financial Document
v. Update of the 2016 Economic and Financial Document

	2015	2016	2017	2018	2019
GDP growth rate
2016 Economic and Financial Document	1.5	2.2	2.5	3.1	3.2
Update of the 2016 Economic and Financial Document	1.4	1.8	1.8	2.9	3.0
Difference	(0.1)	(0.4)	(0.7)	(0.2)	(0.2)
Net Borrowing, as a % of GDP
2016 Economic and Financial Document	(2.6)	(2.3)	(1.8)	(0.9)	0.1
Update of the 2016 Economic and Financial Document	(2.6)	(2.4)	(2.0)	(1.2)	(0.2)
Difference	0.0	(0.1)	(0.2)	(0.3)	(0.3)
Public Debt, as a % of GDP
2016 Economic and Financial Document	132.7	132.4	130.9	128.0	123.8
Update of the 2016 Economic and Financial Document	132.3	132.8	132.5	130.1	126.6
Difference	(0.4)	0.4	1.6	2.1	2.8
___________________________
Source: Ministry of Economy and Finance.

The EU Council's policy recommendations to Italy for the period 2016-2017

As part of the European Semester process, in June 2016, the EU Council, acting through ECOFIN, issued specific recommendations to Italy, based on assessments of Italy's macroeconomic and fiscal situation as outlined in the 2016 Stability Programme and the 2016 National Reform Programme. ECOFIN recommended that Italy take action over the period 2015-2017 to:

•
Limit the temporary deviation from the required 0.5 per cent of GDP adjustment towards the medium-term budgetary objective to the amount of 0.75 per cent of GDP allowed for investments and the implementation of structural reforms, subject to the condition of resuming the adjustment path towards the medium-term budgetary objective in 2017. Achieve an annual fiscal adjustment of 0.6 per cent or more of GDP towards the medium-term budgetary objective in 2017;

•
Finalise the reform of the budgetary process in the course of 2016 and ensure that the spending review is an integral part of it. Ensure the timely implementation of the privatisation programme and use the windfall gains to accelerate the reduction of the general government debt ratio. Shift the tax burden from productive factors onto consumption and property. Reduce the number and scope of tax expenditures and complete the reform of the cadastral system by mid-2017. Take measures to improve tax compliance, including through electronic invoicing and payments;

•
Implement the reform of the public administration by adopting and implementing all necessary legislative decrees, in particular those reforming publicly-owned enterprises, local public services and the management of human resources. Step up the fight against corruption including by revising the statute of limitations by the end of 2016. Reduce the length of civil justice proceedings by enforcing reforms and through effective case-management;

•
Accelerate the reduction in the stock of non-performing loans, including by further improving the framework for insolvency and debt collection. Swiftly complete the implementation of ongoing corporate governance reforms in the banking sector;

•	Implement the reform of active labor market policies, in particular by strengthening the effectiveness of employment services. Facilitate the take-up of work for second earners;

•	Adopt and implement the national antipoverty strategy and review and rationalise social spending;

•
Swiftly adopt and implement the pending law on competition. Take further action to increase competition in regulated professions, the transport, health and retail sectors and the system of concessions.

Revenues and Expenditures

The following table sets forth general government revenues and expenditures and certain other key public finance measures for the periods indicated. This data is prepared on an accrual basis. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the debt-to-GDP ratio.

General Government Revenues and Expenditures

	2011	2012	2013	2014	2015
	(€ in millions)
Expenditures
Compensation of employees	169,615	166,142	164,784	163,622	161,746
Intermediate consumption	87,166	87,023	89,579	88,564	88,831
Market purchases of social benefits in kind	44,608	43,345	43,552	43,784	44,194
Social benefits in cash	304,478	311,442	319,688	326,863	332,985
Subsidies to firms	23,521	25,864	27,547	30,429	27,711
Interest payments	76,416	83,566	77,568	74,340	68,440
Other expenditures	37,032	37,615	38,518	37,642	35,777
Total current expenditures	742,836	754,997	761,236	765,244	759,684
Gross fixed investments	45,288	41,306	38,439	36,871	37,256
Investments grants	17,651	17,029	13,977	13,170	15,684
Other capital expenditures	(1,040)	5,889	5,330	10,249	13,805
Total capital account expenditures	61,899	64,224	57,746	60,290	66,745
Total expenditures	804,735	819,221	818,982	825,534	826,429
as a % of GDP	49.1	50.8	51.0	51.2	50.5
Deficit (surplus) on current account	5,794	(10,738)	(1,470)	(4,254)	(19,002)
Net borrowing	56,954	47,538	46,959	48,936	42,388
as a % of GDP	3.5	2.9	2.9	3.0	2.6

Revenues
Direct taxes	226,826	239,760	240,920	237,931	242,356
Indirect taxes	231,100	246,110	238,675	248,207	249,324
Actual social security contributions	212,216	211,733	211,200	210,392	214,660
Imputed social security contributions	4,078	4,104	4,089	3,948	3,875
Income from capital	10,231	8,846	10,236	11,403	10,968
Other revenues	52,636	55,182	57,586	57,617	57,503
Total current revenues	737,087	765,735	762,706	769,498	778,686
Capital taxes	6,981	1,524	4,154	1,581	1,074
Other capital revenues	3,713	4,424	5,163	5,519	4,281
Total capital revenues	10,694	5,948	9,317	7,100	5,355
Total revenues	747,781	771,683	772,023	776,598	784,041
as a % of GDP	45.7	47.8	48.1	48.2	47.9
Primary balance	19,462	36,028	30,609	25,404	26,052
as a % of GDP	1.2	2.2	1.9	1.6	1.6
___________________________
Source: Bank of Italy.

General government revenue increased by 0.6 per cent or €4.6 billion in 2014 and increased by 1.0 per cent or €7.4 billion in 2015. The ratio of tax revenues and social contributions to GDP represented 43.5 per cent both in 2015 and 2014. Social security contributions in 2015 increased by 2.0 per cent, while current tax revenue increased by 1.0 per cent. This was mainly due to a 1.9 per cent increase in central government tax revenue. Revenue decreased by 2.1 per cent in 2015, mainly due to a decrease in the income generated by the regional tax on production (IRAP).

Direct taxes increased by 1.9 per cent in 2015, driven by the increase in personal income taxes (2.7 per cent increase) and corporate income taxes (3.2 per cent increase). Further, taxes on income from financial assets increased by 6.4 per cent, due to an increase in the applicable rates imposed by Law Decree No. 66 of April 24, 2014 (converted into Law No. 89 of June 23, 2014) and by the stability law of 2015. General government expenditures increased by 0.1 per cent in 2015, decreasing to 50.5 per cent of GDP in 2015 from 51.2 per cent of GDP in 2014. The slight increase in general government expenditures was due to the increase in social benefits in cash, which increased to €333 billion in 2015 from €326.9 billion in 2014. Italy recorded a current account surplus of €35.9 billion in 2015 (2.2 per cent of GDP), compared to an account surplus of €30.9 billion in 2014 (1.9 per cent of GDP) and of €15.0 billion in 2013 (0.9 per cent of GDP). Between 2010, when the current account deficit reached a post-1974 high of 3.5 per cent of GDP, and 2015, the current account improved by a total of 5.6 points, reflecting mainly an increase in foreign demand and growing surplus with non-EU countries, mainly the United States and OPEC countries, and a decrease in imports from Russia and the OPEC countries, mainly due to a reduction in prices for energy.

Expenditures

Compensation of employees. Compensation of employees decreased for the fifth consecutive year by 1.1 per cent in 2015, compared to a 0.7 per cent decrease in 2014. Contributing factors were a 5.1 per cent decrease in the number of employees between 2007 and 2014 due to limitations on hiring, and a continued freeze on the renewals of employment agreements and employee wages in the public sector between 2010 and 2015, pursuant to Law Decree No. 78 of 2010. Those limitations resulted in a reduction of expenditure for employee compensation in the public sector of €3.5 billion in 2012, €1.3 billion in 2013, €1.2 billion in 2014 and approximately 1.9 billion in 2015.

Intermediate consumption. Intermediate consumption, which measures the value of the goods and services consumed as inputs by a process of production, increased by 0.3 per cent in 2015 compared to a 1.1 per cent decrease in 2014 which resulted from the measures to curb spending introduced in 2011. This increase was mainly driven by a 1.0 per cent increase in public health spending.

Market purchases of social benefits in kind. Expenditure on social benefits in kind increased for the fifth consecutive year, increasing by 0.9 per cent in 2015 and 0.5 per cent in 2014. In each of 2015 and 2014, expenditure on social benefits in kind were 2.7 per cent of GDP.

Expenditure for public health and education are accounted for under wages and salaries, cost of goods and services and production grants.

Italy has a public health service managed principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments. Approximately 91 per cent of expenditure on social benefits in kind in 2015 related to health care.

Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities.

Social benefits in cash. Social benefits in cash include expenditures for pensions, disability and unemployment benefits. Social benefits in cash increased by 1.9 per cent in 2015 and by 2.2 per cent in 2014. Expenditure on pensions increased by 0.8 per cent in each of 2015 and 2014, while the non-pension component grew by 5.6 per cent as a result of the introduction of certain welfare benefits through Law Decree No. 66 of April 24, 2014 (converted into Law No. 89 of June 23, 2014). For additional information relating to government expenditure in connection with the national pension system, see "The Italian Economy—Social Welfare System", Exhibit 2—2016 Stability Programme and Exhibit 3—2016 National Reform Programme.

Subsidies to firms. Subsidies to firms, which are current payments by the general Government to resident producers that are not required to be reimbursed, decreased by 8.9 per cent in 2015 compared to a 10.5 per cent increase in 2014.

Interest payments. Interest payments by the Government decreased by €5.9 billion or 7.9 per cent in 2015 as compared to the €3.2 billion or 4.2 per cent decrease in 2014. The ratio of interest payments to nominal GDP was 4.2 per cent and 4.5 per cent in 2015 and 2014, respectively. For additional information on Italy's public debt, see "Public Debt".

Other Expenditures. Other expenditures decreased by 5.0 per cent in 2015 compared to a 2.3 per cent decrease in 2014.

Revenues

Taxes. Italy's tax structure includes taxes imposed at the state and local levels and provides for both direct taxation through income taxes and indirect taxation through a VAT and other transaction-based taxes. Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last years.

VAT is imposed on the sale of goods, the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.

Italy has entered into bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.

Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self-employed persons and small enterprises. The Government's efforts to increase tax compliance since 2001 have led to an increase in the general tax base and to an improvement in compliance.

Italy's fiscal burden, which is the aggregate of direct and indirect tax revenues and social security contributions as a percentage of GDP was 43.5 per cent in each of 2015 and 2014. This increase was mainly due to the increase in direct tax revenues by 1.9 per cent in 2015 compared to a 1.2 per cent decrease in 2014, which was partially offset by an increase by 0.5 per cent in indirect tax revenues in 2015, compared to a 4.0 per cent increase in 2014. Further, total tax revenues grew by 29.7 per cent of GDP in 2014 to 30.0 per cent of GDP in 2015.

The following table sets forth the composition of tax revenues for the periods indicated.

Composition of Tax Revenues(1)

	2011	2012	2013	2014	2015
	(€ in millions)

Direct taxes
Personal income tax	165,903	166,607	166,250	165,118	182,442
Corporate income tax	37,688	38,630	41,590	34,797	36,590
Investment Income tax	7,233	10,625	13,620	16,031	16,253
Other	11,526	15,735	15,034	12,648	14,114
Total direct taxes	222,350	231,597	236,494	228,594	249,399

Indirect taxes
VAT	118,480	117,496	113,877	116,118	123,990
Other transaction-based taxes	19,952	19,822	20,922	20,748	20,115
Taxes on production of mineral oil	20,368	24,545	24,298	26,151	25,553
Taxes on production of methane gas	4,600	3,795	3,704	4,120	2,655
Tax on electricity consumption	1,306	2,611	2,506	2,734	2,561
Tax on tobacco consumption	10,803	10,942	10,400	10,294	10,679
Taxes on lotto and lotteries	12,128	11,059	10,987	12,124	11,026
Other(2)	5,655	4,139	4,616	4,609	4,561
Total indirect taxes	193,292	194,409	191,310	196,898	201,139
Total taxes	415,642	426,006	427,804	425,492	450,538
___________________________
(1)
The data presented in this "Composition of Tax Revenues" table does not correspond to the general government direct and indirect tax revenue figures contained in the preceding table entitled "General Government Revenues and Expenditures," primarily because the "Composition of Tax Revenues" table is prepared on a cash basis while the "General Government Revenues and Expenditures" table is prepared on an accrual basis in accordance with ESA2010. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this "Composition of Tax Revenues" table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)	Taxes classified as "other" are non-recurring, therefore highly variable.

Source: Ministry of Economy and Finance.

In 2015, total taxation revenue (as reported in the "Composition of Tax Revenues" table on a cash basis) increased by 5.9 per cent compared to 2014. This was due to a 9.1 per cent increase in direct tax revenues, mainly driven by an increase in personal income taxes (IRPEF) that in 2015 amounted to €182.4 billion as compared to €165.1 billion in 2014, and in corporate income taxes (IRES) that increased to €36.6 billion in 2015 from €34.8 billion in 2014. In addition, indirect tax revenues increased to €201.1 billion in 2015 from €196.8 billion in 2014, driven by an increase by €7.9 billion in VAT.

Actual social security contributions. Actual social security contributions, which consist of payments made for the benefit of employees, increased by 2.0 per cent in 2015 compared to a decrease by 0.4 per cent in 2014.

Imputed social security contributions. Imputed social security contributions, which represent the counterpart to unfunded social benefits paid directly to employees and former employees and other eligible persons without involving an insurance company or autonomous pension fund, and without creating a special fund or segregated reserve for the purpose, decreased by 1.8 per cent in 2015 compared to a decrease by 3.4 per cent in 2014.

Income from capital. Income from capital decreased by 3.8 per cent in 2015 compared to an increase by 11.4 per cent in 2014.

Other Revenue. Other revenue decreased by 4.8 per cent in 2015 compared to a 1.7 per cent decrease in 2014.

Government Enterprises

The following chart summarizes certain basic data regarding the largest companies in which the Government holds an interest, for the periods indicated. The Government continues to participate in the election of the boards of directors, but does not directly participate in the management, of these companies.

Largest Government Companies(1)(2)

Company	Industry Sector	Per cent of Government Ownership as of December 31, 2015	Total Assets	Total Liabilities	Net profit (loss)
			At December 31,		For the year ended December 31,
			2015	2015	2013	2014	2015
		(€ in millions, except percentages)
Cassa Depositi e Prestiti S.p.A.(3)	Financial Services	80.1	397,898	364,317	2,899	1,158	2,248
ENEL S.p.A.(4)	Electricity	25.5	161,179	109,428	4,780	772	3,372
ENI S.p.A.(5)	Oil and Gas	30.1	134,792	81,123	4,959	850	(9,378)
Ferrovie dello Stato Italiane S.p.A.	Railroads	100	62,977	25,141	460	303	137
Finmeccanica S.p.A.	Defense/Aerospace	30.2	26,236	21,934	74	20	527
Poste Italiane S.p.A.	Post/Financial Services	64.7	60,970	55,928	1,005	212	552
___________________________
(1)	Percentages refer to the relevant holding company, while financial data is presented on a consolidated basis.

(2)	Including shares indirectly owned by the Government through CDP.

(3)	The remaining 19.9 per cent of CDP was owned by various banking foundations.

(4)	As of April 30, 2016, 23.58 per cent of ENEL S.p.A. was owned by the Government.

(5)	As of April 30, 2016, 25.76 per cent of ENI S.p.A. was owned indirectly through Cassa Depositi e Prestiti S.p.A., with 4.34 per cent owned directly by the Government.

Source: Ministry of Economy and Finance.

PUBLIC DEBT

General

Italy's public debt includes debt incurred by the central Government (including Treasury securities and borrowings), regional and other local Government, public social security agencies and other public agencies.

The Treasury manages the public debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities. The Stability Law and the Budget Law authorize the incurrence of debt by the Government. For additional information on Italy's budget and financial planning process and the Stability Law and the Budget Law, see "Public Finance—The Budget Process".

The aggregate amount of Government bonds issued in 2015 was approximately €410.1 billion, compared to an aggregate amount of approximately €455.3 billion in 2014. The aggregate amount of Government bonds with maturity in 2015 decreased to €378.2 billion from €391.8 billion in 2014.

The following table summarizes Italy's public debt as of the dates indicated, including debt represented by Treasury securities and liabilities to holders of postal savings.

Total Public Debt(*)

	December 31,
	2011	2012	2013	2014	2015
	(Millions of euro)
Debt incurred by the Treasury:
Short term bonds (BOT)(1)	131,693	151,119	141,098	125,496	115,074
Medium- and long-term bonds (initially incurred or issued in Italy)	1,386,937	1,427,338	1,524,751	1,600,822	1,646,806
External bonds (initially incurred or issued outside Italy)(2)	58,541	50,667	47,250	47,308	43,959
Total Treasury Issues	1,577,171	1,629,124	1,713,099	1,773,627	1,805,839
Postal savings(3)	22,079	20,933	18,853	17,577	16,088
Treasury accounts(4)	127,840	136,627	136,117	152,256	158,233
Other debt incurred by:
FS (bonds and other debt)(5)	-	-	-	-	-
ISPA (bonds and other debt)(6)	11,070	11,100	11,106	10,106	10,106
Central Government entities(7)	53,007	77,043	85,931	88,619	90,181
Other general Government entities(8)	116,312	115,051	104,907	94,936	92,248
Total public debt	1,907,479	1,989,878	2,070,013	2,137,120	2,172,674
as a percentage of GDP	116.4%	123.3%	129.0%	131.9%	132.3%
Liquidity buffer(9)	(23,430)	(33,603)	(36,863)	(45,594)	(35,114)
Total public debt net of liquidity buffer	1,884,049	1,956,275	2,033,150	2,091,526	2,137,560
___________________________
(*)
Figures in this table have not been restated and, therefore, are not comparable to the figures in the table entitled "Selected Public Finance Indicators" in "Public Finance" and to the figures presented in the sections "Italian Economy" and "Public Debt".

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity up to twelve months.

(2)	Italy ordinarily enters into currency swap agreements for hedging purposes. The total amount of external bonds shown above takes into account the effect of these arrangements.

(3)
Postal savings are demand, short- and medium-term deposit accounts, as well as long-term certificates issued by CDP that may be withdrawn by the account owner prior to maturity with nominal penalties. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed part of the postal savings liabilities of CDP as described in detail below.

(4)
Treasury accounts are demand, short- and medium-term deposit accounts held by the private sector and by the Treasury on behalf of public companies, such as Fintecna S.p.A. and by companies set up in connection with securitization transactions carried out by the Treasury.

(5)
The line item includes debt securities issued by Ferrovie dello Stato Italiane S.p.A., or "FS," the state railway entity and other debt incurred by FS and assumed by the Treasury pursuant to Italian law in 1996.

(6)
The indebtedness of Infrastrutture S.p.A., or "ISPA," in relation to the TAV project (high-speed railroad infrastructure), is included since 2004, as it is recorded as government debt. More information is provided below.

(7)	The line item includes all internal and external liabilities incurred by other central Government entities and all residual liabilities incurred by the central Government.

(8)	The line item includes all internal and external liabilities incurred by local authorities.

(9)
The line item includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, mainly funded by privatization proceeds, as well as liquidity invested in the money market through Operations on Behalf of the Italian Treasury ("OPTES"). OPTES are overnight or very short-term transactions involving non collateralized deposits, conducted through auctions or bilateral trades undertaken between the Italian ministry of Economy and Finance and OPTES counterparties.

Source: Ministry of Economy and Finance.

In the period from 2011 to 2015, Italy's debt-to-GDP ratio increased from 120.0 per cent net of euro area financial support (and 116.4 per cent gross of euro area financial support) to 128.7 per cent net of euro area financial support (and 132.3 per cent gross of euro area financial support). This growth trend resulted from Italy's budget deficit (primarily resulting from the cost of servicing Italy's debt) and its substantially stagnant nominal GDP in this five year period. For additional information on the drivers of the decrease in GDP growth.

The Government's latest forecasts of the debt-to-GDP ratio are included in the Update of the 2016 Economic and Financial Document. The table below shows the Government's forecasts of the debt-to-GDP ratio for the period 2016-2019. For additional information on the Government's forecasts of the debt-to-GDP ratio, see "Public Finance—The 2016 Economic and Financial Document", "The Italian Economy", "Public Debt", Exhibit 2—2016 Stability Programme, and Exhibit 4—Update of the 2016 Economic and Financial Document.

Forecasted Debt-to-GDP Ratios

Update of the 2016 Economic and Financial Document	2015	2016	2017	2018	2019
Public Debt, gross of euro area financial support	132.3	132.8	132.5	130.1	126.6
Public Debt, net of euro area financial support	128.7	129.3	129.0	126.8	123.4
___________________________
Source: Ministry of Economy and Finance.

Conversion of Cassa Depositi e Prestiti. From December 12, 2003, the date of its conversion into a joint stock company, CDP is no longer considered part of the general Government and its liabilities are no longer accounted for as public debt. In connection with the conversion of CDP into a joint stock company, in December 2003:

•	the Ministry of Economy and Finance assumed €101 billion of CDP's postal bonds and accounts. Prior to December 2003, Italy accounted for CDP's entire postal savings liabilities;

•	the remaining obligations of CDP in respect of postal savings (amounting to approximately €73 billion), guaranteed by the Government, ceased to be accounted for as a portion of public debt; and

•
loans totaling €28 billion, granted by CDP to local Government entities, which previously had not been accounted for as public debt as they were loans made from one general Government entity to another, were thenceforth included in public debt of local Government entities or in the debt of central Government, when it was fully committed to the refunding.

CDP's obligations in respect of postal savings guaranteed by the Government have increased since December 2003 and, as of December 31, 2015, amounted to approximately €252.1 billion. For additional information on CDP, see "Italian Economy––Services".

Public Debt Management. Debt management continues to be geared towards lengthening the average residual maturity of public debt. In 2015, the average maturity of government debt increased, for the first time in the last five years, from 6.38 years at the end of 2014 to 6.52 years at the end of 2015. This increase was primarily due to an increase in the average maturity of floating rate securities, which was partially offset by a decrease in the average maturity of securities indexed to the inflation rate.

The Decree of the Ministry of Economy and Finance of December 23, 2014 (so-called Decreto Cornice) sets forth the general objectives for the management of public debt. These general objectives translated into the following guidelines for 2015:

1.	increase the average maturity of Government bonds;

2.	maintain the total amount of BOTs outstanding at the end of 2015, in line with the total amount of BOTs outstanding at the end of 2014;

3.	control the debt exposure to inflation, potentially issuing only one series of BTPItalia;

4.	decrease the total amount of CCTs/CCTsEu and CTZs outstanding at the end of 2015, compared to 2014;

5.	decrease the total amount of BTPs with a maturity of 3 and 5 years, and increase the total amount of BTPs with a maturity of at least 7 years;

6.	carry out exchange and buyback transactions to manage the average maturity of securities going forward;

7.	carry out periodic transactions on the money market and mainly short-term transactions through OPTES.

The table below presents the breakdown of the total Governments bonds issued in 2013, 2014 and 2015, respectively.

Breakdown of Total Issued Governments Bonds

	2013	% on total	2014	% on total	2015	% on total
BOT mini	8,500	1.8	0	0	0	0
BOT 3 months	3,000	0.6	0	0	0	0
BOT 6 months	108,951	22.7	91,934	19.8	80,956	19.5
BOT 12 months	97,885	20.4	90,472	19.5	83,174	20
Commercial Paper	155	0	481	0.1	0	0
Total short-term	218,491	45.5	182,887	39.5	164,130	39.5
CTZ	38,157	7.9	32,969	7.1	27,388	6.6
CCTeu	19,544	4.1	24,452	5.3	29,503	7.1
BTP 3 years	38,553	8	38,046	8.2	28,924	7
BTP 5 years	40,722	8.5	46,543	10	33,729	8.1
BTP 7 years	5,000	1	30,411	6.6	31,340	7.5
BTP 10 years	41,960	8.7	40,064	8.6	40,712	9.8
BTP 15 years	16,966	3.5	16,933	3.7	18,703	4.5
BTP 30 years	10,175	2.1	7,250	1.6	14,391	3.5
BTP€i 5 years	5,902	1.2	4,170	0.9	1,614	0.4
BTP€i 10 years	3,687	0.8	8,256	1.8	4,048	1

	2013	% on total	2014	% on total	2015	% on total
BTP€i 15 years	1,167	0.2	1,536	0.3	6,872	1.7
BTP€i 30 years	0	0	525	0.1	562	0.1
BTPItalia	39,328	8.2	28,071	6.1	9,379	2.3
Foreign	1,000	0.2	1,250	0.3	4,000	1
Total medium/long-term	262,162	54.5	280,476	60.5	251,164	60.5
Total	480,653	100	463,364	100	415,294	100
___________________________
Source: 2016 Report on Public Debt.

The table below presents the percentage of total outstanding Government bonds represented by fixed rate securities, the securities indexed to the euro area inflation rate (BTP€i) and floating rate securities as of December 31, 2013, 2014 and 2015, respectively.

Breakdown of Total Outstanding Government Bonds (in %)

	December 31,
	2013	2014	2015
Fixed rate securities	71.9	72.6	73.1
Securities indexed to the inflation rate (BTP€i+BTP Italia)	11.8	12.9	13.7
Floating rate securities	16.3	14.5	13.2
Total Outstanding Government Bonds	100	100	100
___________________________
Source: Ministry of Economy and Finance.

As of December 31, 2015, Government bonds represented approximately 84.0 per cent of total public debt. The weighted average cost of debt decreased to 0.7 per cent in 2015 from 1.35 per cent in 2014, reaching an historical minimum low. Such decrease in the weighted average cost of debt was mainly due to a general decrease in interest rates, which was partially offset by an increase in the average maturity of Government bonds. Yields on short-term Government bonds recorded negative interest rates for the first time in 2015, whereas yields on long-term Government bonds slightly decreased to 1.63 per cent in 2015 from 1.73 per cent in 2014.

The table below shows the yields on 3-year and 10-year BTPs issued by the Treasury for each quarter of 2014 and 2015 and the first two quarters of 2016.

Quarterly Yields on 3-Year and 10-Year BTPs

	2014				2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
BTP 3-year	1.36	0.97	0.71	0.73	0.42	0.33	0.37	0.20	0.03	0.05
BTP 10-year	3.73	3.18	2.57	2.35	1.58	1.54	2.04	1.61	1.50	1.38
___________________________
Source: Ministry of Economy and Finance.

BTP-Bund Spread. The spread between Italian Government bonds (BTPs) and German Government bonds, in each case with a maturity of 10 years, decreased to approximately 96 bps as of December 31, 2015 from approximately 128 bps as of December 31, 2014, due to an improved perception of credit risk for Italy.

Privatization program. The Government also intends to reduce public debt through a program of privatization of public real estate assets and companies in which the Government holds interests. In February 2015, the Government disposed of a 5.74% interest in ENEL S.p.A., which generated approximately €2.2 billion. In addition, the Government disposed of a 35.3% interest in Poste Italiane

S.p.A. following completion of its initial public offering in October 2015, which generated approximately €3.1 billion. For further information on the largest companies in which the Government holds an interest, see "Public Finance—Government Enterprises".

The Government expects that the envisaged privatization program will result in additional revenues of approximately 0.5 per cent of GDP in each of 2016, 2017 and 2018.

Summary of Internal Debt

Internal debt is debt, payable in Euro, initially incurred or issued in Italy. The Republic of Italy's total internal public debt as of December 31, 2015 was €2,077,752 million, an increase of €39,222 million from December 31, 2014. The following table summarizes the internal public debt as of December 31 of each of the years indicated.

Internal Public Debt

	2011	2012	2013	2014	2015
	(Millions of euro)
Debt incurred by the Treasury:
Short-Term Bonds (BOT)(1)	131,693	151,119	141,098	125,496	115,074
Medium- and Long-Term Bonds
CTZ(2)	67,425	61,312	76,427	52,751	48,651
CCT(3)	143,727	122,590	124,717	119,151	121,181
BTP(4)	1,054,675	1,094,496	1,123,665	1,204,124	1,229,152
BTP€i(5)	121,110	121,829	133,566	130,350	143,995
BTP Italia(6)	-	27,111	66,376	94,447	103,826
Total	1,518,630	1,578,457	1,665,849	1,726,318	1,761,880
Postal savings	22,079	20,933	18,853	17,577	16,088
Treasury accounts(7)	127,840	136,627	136,117	152,256	158,233
ISPA loans(8)	500	500	500	500	500
Central Government entities	49,046	49,162	50,059	49,207	49,892
Other general Government entities	114,168	112,918	102,786	92,672	91,180
Total internal public debt	1,832,263	1,898,597	1,974,163	2,038,530	2,077,752
Liquidity buffer(9)	(23,430)	(33,603)	(36,863)	(45,594)	(35,144)
Total internal public debt net of liquidity buffer	1,808,833	1,864,994	1,937,300	1,992,936	2,042,638
___________________________
(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity up to twelve months.

(2)	CTZs (Certificati del Tesoro Zero-Coupon), introduced in 1995, are zero-coupon notes with maturities of eighteen or twenty-four months.

(3)	CCTs (Certificati di Credito del Tesoro) are medium- and long-term notes at a variable interest rate with a semiannual coupon.

(4)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.

(5)
BTP€is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.

(6)
BTPItalia (Italian inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the Italian inflation rate, excluding tobacco. These notes were first issued by the Treasury in March 2012.

(7)
The item includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations, as well as liquidity invested on the money market through OPTES. For additional information, see "Monetary System—Monetary Policy".

(8)	The item includes the portion of Debt incurred by ISPA in Italy, guaranteed by the State, in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples.

(9)
All indebtedness included in this line has been treated as funded debt in this "Public Debt" section. A small portion, however, may have had a maturity at issuance of less than one year or may have been incurred or issued abroad.

Source: Ministry of Economy and Finance.

In 2014 and 2015, the ratio of short-term bonds to total debt issued was approximately 7.04 per cent and approximately 6.34 per cent, respectively.

The following table divides the internal public debt into floating debt and funded debt as of December 31 of each of the years indicated. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Summary of Floating and Funded Internal Debt

	December 31,
	2011	2012	2013	2014	2015
	(Millions of euro)
Floating internal debt(1)	171,641	186,242	180,081	188,213	193,266
Funded internal debt	1,660,622	1,712,355	1,794,082	1,850,317	1,884,486
Total internal public debt	1,832,263	1,898,597	1,974,163	2,038,530	2,077,752
___________________________
(1)	Includes BOTs with a maturity at issuance of three and six months and postal accounts.

Source: Ministry of Economy and Finance.

Summary of External Debt

External debt is debt initially incurred or issued in a currency other than Euro or outside Italy. Total external public debt as of December 31, 2015 was €94,922 million. Historically, Italy has not relied heavily on external debt. The following table summarizes the external public debt as of December 31 of each of the years indicated.

Summary of External Debt

	December 31,
	2011	2012	2013	2014	2015
	(Millions of euro)
External Treasury Bonds(1)	58,541	50,667	47,250	47,308	43,959
FS (bonds and loans)(2)	0	0	0	0	0
ISPA (bonds and loans)(3)	10,570	10,600	10,606	9,606	9,606
Central Government entities	3,961	27,881	35,872	39,412	40,289
Other general Government entities	2,144	2,133	2,121	2,264	1,068
Total external public debt	75,216	91,281	95,849	98,590	94,922
___________________________
(1)
Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.

(2)	The item includes FS bonds and other debt incurred by FS outside Italy and assumed by the Treasury by law in 1996.

(3)
The item includes the full amount of ISPA bonds and the portion of debt incurred by ISPA outside Italy, guaranteed by the state, in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples.

Source: Ministry of Economy and Finance.

The following table sets forth a breakdown of the external public debt of Italy, by currency, as of December 31 of each of the years indicated. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of state sector entities and other general Government entities. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.

	December 31,
	2011	2012	2013	2014	2015
	(in millions)
Euro(1)	22,323	21,946	22,522	23,523	27,389
British Pounds	2,450	2,450	2,450	2,050	1,750
Swiss Francs	3,000	3,000	3,000	3,000	1,000
U.S. Dollars	31,500	23,000	19,000	19,000	12,500

	December 31,
	2011	2012	2013	2014	2015
	(in millions)
Japanese Yen	585,000	585,000	585,000	460,000	335,000
Norwegian Kroner	4,000	2,000	2,000	2,000	0
Czech Koruna	7,470	7,470	7,470	7,470	7,470
___________________________
(1)	The item does not include the amount of debt incurred in euros by ISPA and guaranteed by the State, which is shown in the previous table.

Source: Ministry of Economy and Finance.

Italy accesses the international capital markets through a global bond program registered under the United States Securities Act of 1933 on Schedule B (the "Global Bond Programme"), a US$80 billion medium-term note program established in 1998 and updated in December of 2014, and a US$15 billion commercial paper program established in 1999 and updated in December of 2011. Italy introduced collective action clauses (CACs) in the documentation of all New York law governed bonds issued after June 16, 2003, including the Global Bond Programme. Italy has included the EU Collective Action Clauses, including Cross Series Modification Clauses, in the documentation of all bonds it has issued after January 1, 2013. For additional information regarding Italy's implementation of EU Collective Action Clauses, see "The Italian Economy—EU Measures to Address the Eurocrisis".

Debt Record

Since its founding in 1946, the Republic of Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION

Floating Internal Debt of the Treasury(1) as of December 31, 2015

Security	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (3 months)	various	various	0
BOT (6 months)	various	various	34,652
Treasury accounts	floating	none	158,614
Total floating internal debt of the Treasury			193,266
Liquidity buffer	floating	none	(35,114)
Total floating internal debt net of liquidity buffer			158,152
___________________________
(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance

Funded Internal Debt of the Treasury(1) as of December 31, 2015

Security	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (12 months)	various	various	80,421
CTZ	various	various	48,651
CCT	various	various	121,181
BTP	various	various	1,229,152
BTP€I	various	various	143,995
BTP Italia	various	various	103,826
Total funded internal debt of the Treasury			1,727,227
___________________________
(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance.

External Bonds of the Treasury as of December 31, 2015

The following table shows the external bonds of the Treasury issued and outstanding as of December 31, 2015.

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro

United States Dollar(1)(*)

$3,500,000,000	6.88%	98.73	September 27, 1993	September 27, 2023	$3,500,000,000	€3,214,843,391
$2,000,000,000	5.38%	98.44	February 27, 2003	June 15, 2033	$2,000,000,000	€1,837,053,366
$2,000,000,000	4.75%	99.34	January 25, 2006	January 25, 2016	$2,000,000,000	€1,837,053,366
$3,000,000,000	5.25%	99.85	September 20, 2006	September 20, 2016	$3,000,000,000	€2,755,580,050
$2,000,000,000	5.38%	99.37	June 12, 2007	June 12, 2017	$2,000,000,000	€1,837,053,366

					$12,500,000,000	€11,481,583,540

Euro(2)

€60,000,000	Floating	99.61	October 8, 1998	October 8, 2018	€60,000,000	€60,000,000
€300,000,000	Floating	101.43	October 15, 1998	October 15, 2018	€300,000,000	€300,000,000
€1,000,000,000	Floating	99.95	May 6, 1999	May 6, 2019	€1,000,000,000	€1,000,000,000
€1,000,000,000	Floating	101.60	June 28, 1999	June 28, 2029	€905,000,000	€905,000,000
€1,000,000,000	Floating	100.75	August 30, 1999	August 30, 2019	€1,000,000,000	€1,000,000,000
€150,000,000	Zero Coupon	100.00	February 20, 2001	February 20, 2031	€150,000,000	€150,000,000
€3,000,000,000	5.75%	100.04	July 25, 2001	July 25, 2016	€3,000,000,000	€3,000,000,000
€150,000,000	Floating	100.00	April 26, 2004	April 26, 2019	€150,000,000	€150,000,000
€300,000,000	Floating	100.00	May 31, 2005	May 31, 2035	€300,000,000	€300,000,000
€720,000,000	3.83%	100.00	June 2, 2005	June 2, 2029	€720,000,000	€720,000,000
€395,000,000	3.75%	100.00	June 2, 2005	June 2, 2030	€395,000,000	€395,000,000
€200,000,000	Floating	100.00	June 8, 2005	June 8, 2020	€200,000,000	€200,000,000
€2,500,000,000	Floating	100.00	June 15, 2005	June 15, 2020	€2,500,000,000	€2,500,000,000
€300,000,000	Floating	100.00	June 28, 2005	June 28, 2021	€300,000,000	€300,000,000
€200,000,000	Floating	100.00	November 9, 2005	November 9, 2025	€200,000,000	€200,000,000
€900,000,000	Floating	99.38	March 17, 2006	March 17, 2021	€900,000,000	€900,000,000
€1,000,000,000	Floating	99.85	March 22, 2006	March 22, 2018	€1,000,000,000	€1,000,000,000
€192,000,000	4.43%	100.00	March 28, 2006	March 28, 2036	€192,000,000	€192,000,000
€300,000,000	Floating	100.00	March 30, 2006	March 29, 2026	€300,000,000	€300,000,000
€215,000,000	Floating	100.00	May 11, 2006	May 11, 2026	€215,000,000	€215,000,000
€1,000,000,000	1.85% Inflation Indexed	99.80	January 5, 2007	September 15, 2057	€1,145,980,000	€1,145,980,000
€250,000,000	2.00% Inflation Indexed	99.02	March 30, 2007	September 15, 2062	€286,560,000	€286,560,000
€160,000,000	4.49%	99.86	April 5, 2007	April 5, 2027	€160,000,000	€160,000,000
€500,000,000	2.20% Inflation Indexed	98.86	January 23, 2008	September 15, 2058	€562,860,000	€562,860,000
€258,000,000	5.26%	99.79	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000
€250,000,000	4.85%	98.50	June 11, 2010	June 11, 2060	€250,000,000	€250,000,000
€125,000,000	4.10%	99.46	September 6, 2010	November 1, 2023	€125,000,000	€125,000,000
€125,000,000	4.20%	99.38	September 6, 2010	March 3, 2025	€125,000,000	€125,000,000
€250,000,000	Floating	99.85	November 11, 2010	November 11, 2018	€250,000,000	€250,000,000
€125,000,000	3.75%	99.89	November 22, 2010	September 1, 2018	€125,000,000	€125,000,000
€250,000,000	3.70%	99.66	November 22, 2010	May 22, 2018	€250,000,000	€250,000,000
€150,000,000	3.80%	99.65	December 23, 2010	January 23, 2017	€150,000,000	€150,000,000
€150,000,000	4.45%	99.40	December 23, 2010	December 23, 2021	€150,000,000	€150,000,000
€500,000,000	2.85% Inflation Indexed	99.48	January 4, 2011	September 1, 2022	€535,070,000	€535,070,000
€450,000,000	4.45%	99.59	February 26, 2011	August 24, 2020	€450,000,000	€450,000,000
€2,259,500,000	6.36%	100.00	July 1, 2011	December 31, 2027	€1,865,992,972	€1,865,992,972
€250,000,000	5.00%	99.19	September 22, 2011	September 22, 2017	€250,000,000	€250,000,000
€230,000,000	4.20% Inflation Indexed	100.00	February 1, 2012	July 25, 2042	€239,489,800	€239,489,800
€437,500,000	3.44%	100.00	February 13, 2012	December 31, 2024	€166,690,094	€166,690,094
€500,000,000	5.05%	99.53	September 11, 2013	September 11, 2053	€500,000,000	€500,000,000
€500,000,000	4.75%	99.85	May 28, 2013	May 28, 2063	€500,000,000	€500,000,000
€250,000,000	2.97% Inflation Indexed	100.00	January 24, 2014	January 24, 2044	€251,087,500	€251,087,500

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
€1,000,000,000	1.51% Inflation Indexed	100.00	October 15, 2014	September 15, 2028	€1,004,760,000	€1,004,760,000
€1,000,000,000	1.86%	100.00	February 2, 2015	February 2, 2028	€1,000,000,000	€1,000,000,000
€500,000,000	2.19%	100.00	February 2, 2015	February 2, 2032	€500,000,000	€500,000,000
€300,000,000	1.19% Inflation Indexed	96.02	February 18, 2015	February 18, 2043	€300,876,000	€300,876,000
€500,000,000	1.77%	94.21	March 5, 2015	March 5, 2029	€500,000,000	€500,000,000
€500,000,000	2.00%	92.16	March 5, 2015	September 5, 2032	€500,000,000	€500,000,000
€500,000,000	1.67%	100.00	May 6, 2015	May 6, 2028	€500,000,000	€500,000,000
€700,000,000	2.13%	100.00	May 22, 2015	May 22, 2027	€700,000,000	€700,000,000

					€27,389,366,366	€27,389,366,366

Euro Ispa Bonds(3)

€750,000,000	2.25% Inflation Indexed	99.36	February 6, 2004	July 31, 2019	€906,262,500	€906,262,500
€3,250,000,000	5.13%	98.93	February 6, 2004	July 31, 2024	€3,250,000,000	€3,250,000,000
€2,200,000,000	5.20%	105.12	February 6, 2004	July 31, 2034	€2,200,000,000	€2,200,000,000
€850,000,000	Floating	100.00	March 4, 2005	July 31, 2045	€850,000,000	€850,000,000
€1,000,000,000	Floating	100.00	April 25, 2005	July 31, 2045	€1,000,000,000	€1,000,000,000
€300,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€300,000,000	€300,000,000
€100,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€100,000,000	€100,000,000

					€8,606,262,500	€8,606,262,500
Swiss Franc(4)(*)
ChF 1,000,000,000	2.50%	99.33	January 30, 2006	January 30, 2018	ChF 1,000,000,000	€922,934,933
					ChF 1,000,000,000	€922,934,933
Pound Sterling(5)(*)
£1,500,000,000	6.00%	98.56	August 4, 1998	August 4, 2028	£1,500,000,000	€2,043,735,949
£250,000,000	5.25%	99.47	July 29, 2004	December 7, 2034	£250,000,000	€340,622,658
					£1,750,000,000	€2,384,358,608
Japanese Yen(7)(*)
¥100,000,000,000	3.70%	100.00	November 14, 1996	November 14, 2016	¥100,000,000,000	€762,951,095
¥100,000,000,000	3.45%	99.80	March 24, 1997	March 24, 2017	¥100,000,000,000	€762,951,095
¥25,000,000,000	2.87%	100.00	May 18, 2006	May 18, 2036	¥25,000,000,000	€190,737,774
¥50,000,000,000	Floating	100.00	April 24, 2008	April 24, 2018	¥50,000,000,000	€381,475,547
¥30,000,000,000	Floating	100.00	July 8, 2009	July 8, 2019	¥30,000,000,000	€228,885,328
¥30,000,000,000	Floating	100.00	September 18, 2009	September 18, 2019	¥30,000,000,000	€228,885,328
					¥335,000,000,000	€2,555,886,168
Czech Koruna(8)(*)
CZK 2,490,000,000	4.36%	100.00	October 3, 2007	October 3, 2017	CZK 2,490,000,000	€92,143,729
CZK 2,490,000,000	4.40%	100.00	October 3, 2007	October 3, 2019	CZK 2,490,000,000	€92,143,729
CZK 2,490,000,000	4.41%	100.00	October 3, 2007	October 3, 2019	CZK 2,490,000,000	€92,143,729
					CZK 7,470,000,000	€276,431,188
TOTAL OUTSTANDING				€53,616,823,303
___________________________
(1)	U.S. dollar amounts have been converted into euro at $1.0887/€1.00, the exchange rate prevailing at December 31, 2015.

(2)
External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Bonds issued by Infrastrutture S.p.A.

(4)	Swiss Franc amounts have been converted into euro at ChF1.0835/€1.00, the exchange rate prevailing at December 31, 2015.

(5)	Pounds Sterling amounts have been converted into euro at £0.73395/€1.00, the exchange rate prevailing at December 31, 2015.

(6)	Japanese Yen amounts have been converted into euro at ¥131.07/€1.00, the exchange rate prevailing at December 31, 2015.

(7)	Czech Koruna amounts have been converted into euro at CZK27.023/€1.00, the exchange rate prevailing at December 31, 2015.

(*)	The above exchange rates are based on the official exchange rates of the European Central Bank.

Source: Ministry of Economy and Finance.

	As of December 31, 2015
Currency	Before Swap (in %)	After Swap (in %)
US Dollars	21.41	3.93
Euro(1)	67.13	95.42
Swiss Francs	1.72	-
Pounds Sterling	4.45	0.65
Japanese Yen	4.77	-
Czech Koruna	0.52	-
Total External Bonds (in millions of Euro)	53,616.82	52,565.26
___________________________
(1)	Including Euro ISPA Bonds.

Source: Ministry of Economy and Finance.

External Bonds of the Treasury as of September 30, 2016

The following table shows the external bonds of the Treasury issued and outstanding as of September 30, 2016.

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro

United States Dollar(1)(*)

$3,500,000,000	6.88%	98.73	September 27, 1993	September 27, 2023	$3,500,000,000	€3,135,919,720
$2,000,000,000	5.38%	98.44	February 27, 2003	June 15, 2033	$2,000,000,000	€1,791,954,126
$2,000,000,000	5.38%	99.37	June 12, 2007	June 12, 2017	$2,000,000,000	€1,791,954,126

					$7,500,000,000	€6,719,827,974

Euro(2)

€60,000,000	Floating	99.61	October 8, 1998	October 8, 2018	€60,000,000	€60,000,000
€300,000,000	Floating	101.43	October 15, 1998	October 15, 2018	€300,000,000	€300,000,000
€1,000,000,000	Floating	99.95	May 6, 1999	May 6, 2019	€1,000,000,000	€1,000,000,000
€1,000,000,000	Floating	101.60	June 28, 1999	June 28, 2029	€905,000,000	€905,000,000
€1,000,000,000	Floating	100.75	August 30, 1999	August 30, 2019	€1,000,000,000	€1,000,000,000
€150,000,000	Zero Coupon	100.00	February 20, 2001	February 20, 2031	€150,000,000	€150,000,000
€150,000,000	Floating	100.00	April 26, 2004	April 26, 2019	€150,000,000	€150,000,000
€300,000,000	Floating	100.00	May 31, 2005	May 31, 2035	€300,000,000	€300,000,000
€720,000,000	3.83%	100.00	June 2, 2005	June 2, 2029	€720,000,000	€720,000,000
€395,000,000	3.75%	100.00	June 2, 2005	June 2, 2030	€395,000,000	€395,000,000
€200,000,000	Floating	100.00	June 8, 2005	June 8, 2020	€200,000,000	€200,000,000
€2,500,000,000	Floating	100.00	June 15, 2005	June 15, 2020	€2,500,000,000	€2,500,000,000
€300,000,000	Floating	100.00	June 28, 2005	June 28, 2021	€300,000,000	€300,000,000
€200,000,000	Floating	100.00	November 9, 2005	November 9, 2025	€200,000,000	€200,000,000
€900,000,000	Floating	99.38	March 17, 2006	March 17, 2021	€900,000,000	€900,000,000
€1,000,000,000	Floating	99.85	March 22, 2006	March 22, 2018	€1,000,000,000	€1,000,000,000
€192,000,000	4.43%	100.00	March 28, 2006	March 28, 2036	€192,000,000	€192,000,000
€300,000,000	Floating	100.00	March 30, 2006	March 29, 2026	€300,000,000	€300,000,000
€215,000,000	Floating	100.00	May 11, 2006	May 11, 2026	€215,000,000	€215,000,000
€1,000,000,000	1.85% Inflation Indexed	99.80	January 5, 2007	September 15, 2057	€1,143,260,000	€1,143,260,000
€250,000,000	2.00% Inflation Indexed	99.02	March 30, 2007	September 15, 2062	€285,877,500	€285,877,500
€160,000,000	4.49%	99.86	April 5, 2007	April 5, 2027	€160,000,000	€160,000,000
€500,000,000	2.20% Inflation Indexed	98.86	January 23, 2008	September 15, 2058	€561,520,000	€561,520,000
€258,000,000	5.26%	99.79	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000
€250,000,000	4.85%	98.50	June 11, 2010	June 11, 2060	€250,000,000	€250,000,000
€125,000,000	4.10%	99.46	September 6, 2010	November 1, 2023	€125,000,000	€125,000,000
€125,000,000	4.20%	99.38	September 6, 2010	March 3, 2025	€125,000,000	€125,000,000
€250,000,000	Floating	99.85	November 11, 2010	November 11, 2018	€250,000,000	€250,000,000
€125,000,000	3.75%	99.89	November 22, 2010	September 1, 2018	€125,000,000	€125,000,000
€250,000,000	3.70%	99.66	November 22, 2010	May 22, 2018	€250,000,000	€250,000,000
€150,000,000	3.80%	99.65	December 23, 2010	January 23, 2017	€150,000,000	€150,000,000
€150,000,000	4.45%	99.40	December 23, 2010	December 23, 2021	€150,000,000	€150,000,000
€500,000,000	2.85% Inflation Indexed	99.48	January 4, 2011	September 1, 2022	€533,800,000	€533,800,000
€450,000,000	4.45%	99.59	February 26, 2011	August 24, 2020	€450,000,000	€450,000,000
€2,259,500,000	6.36%	100.00	July 1, 2011	December 31, 2027	€1,865,992,972	€1,865,992,972
€250,000,000	5.00%	99.19	September 22, 2011	September 22, 2017	€250,000,000	€250,000,000

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
€230,000,000	4.20% Inflation Indexed	100.00	February 1, 2012	July 25, 2042	€238,921,700	€238,921,700
€437,500,000	3.44%	100.00	February 13, 2012	December 31, 2024	€142,216,333	€142,216,333
€500,000,000	5.05%	99.53	September 11, 2013	September 11, 2053	€500,000,000	€500,000,000
€500,000,000	4.75%	99.85	May 28, 2013	May 28, 2063	€500,000,000	€500,000,000
€250,000,000	2.97% Inflation Indexed	100.00	January 24, 2014	January 24, 2044	€ 250,490,000	€ 250,490,000
€1,000,000,000	1.51% Inflation Indexed	100.00	October 15, 2014	September 15, 2028	€1,002,370,000	€1,002,370,000
€1,000,000,000	1.86%	100.00	February 2, 2015	February 2, 2028	€1,000,000,000	€1,000,000,000
€500,000,000	2.19%	100.00	February 2, 2015	February 2, 2032	€500,000,000	€500,000,000
€300,000,000	1.19% Inflation Indexed	96.02	February 18, 2015	February 18, 2043	€300,159,000	€300,159,000
€500,000,000	1.77%	94.21	March 5, 2015	March 5, 2029	€500,000,000	€500,000,000
€500,000,000	2.00%	92.16	March 5, 2015	September 5, 2032	€500,000,000	€500,000,000
€500,000,000	1.67%	100.00	May 6, 2015	May 6, 2028	€500,000,000	€500,000,000
€700,000,000	2.13%	100.00	May 22, 2015	May 22, 2027	€700,000,000	€700,000,000
€636,000,000	1,48% Inflation Indexed	100.00	May 4, 2016	May 4, 2046	€643,256,760	€643,256,760
€700,000,000	1.91%	100.00	May 18, 2016	May 18, 2029	€800,000,000	€800,000,000
€800,000,000	1.90%	100.00	June 22, 2016	June 22, 2031	€700,000,000	€700,000,000

					€26,497,864,265	€26,497,864,265

Euro Ispa Bonds(3)

€750,000,000	2.25% Inflation Indexed	99.36	February 6, 2004	July 31, 2019	€905,437,500	€905,437,500
€3,250,000,000	5.13%	98.93	February 6, 2004	July 31, 2024	€3,250,000,000	€3,250,000,000
€2,200,000,000	5.20%	105.12	February 6, 2004	July 31, 2034	€2,200,000,000	€2,200,000,000
€850,000,000	Floating	100.00	March 4, 2005	July 31, 2045	€850,000,000	€850,000,000
€1,000,000,000	Floating	100.00	April 25, 2005	July 31, 2045	€1,000,000,000	€1,000,000,000
€300,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€300,000,000	€300,000,000
€100,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€100,000,000	€100,000,000

					€8,605,437,500	€8,605,437,500
Swiss Franc(4)(*)
ChF 1,000,000,000	2.50%	99.33	January 30, 2006	January 30, 2018	ChF 1,000,000,000	€919,455,682
					ChF 1,000,000,000	€919,455,682
Pound Sterling(5)(*)
£1,500,000,000	6.00%	98.56	August 4, 1998	August 4, 2028	£1,500,000,000	€1,742,160,279
£250,000,000	5.25%	99.47	July 29, 2004	December 7, 2034	£250,000,000	€290,360,046
					£1,750,000,000	€2,032,520,325
Japanese Yen(7)(*)
¥100,000,000,000	3.70%	100.00	November 14, 1996	November 14, 2016	¥100,000,000,000	€884,251,481
¥100,000,000,000	3.45%	99.80	March 24, 1997	March 24, 2017	¥100,000,000,000	€884,251,481
¥25,000,000,000	2.87%	100.00	May 18, 2006	May 18, 2036	¥25,000,000,000	€221,062,870
¥50,000,000,000	Floating	100.00	April 24, 2008	April 24, 2018	¥50,000,000,000	€442,125,741
¥30,000,000,000	Floating	100.00	July 8, 2009	July 8, 2019	¥30,000,000,000	€265,275,444
¥30,000,000,000	Floating	100.00	September 18, 2009	September 18, 2019	¥30,000,000,000	€265,275,444
					¥335,000,000,000	€ 2,962,242,462
Czech Koruna(8)(*)
CZK 2,490,000,000	4.36%	100.00	October 3, 2007	October 3, 2017	CZK 2,490,000,000	€92,150,550
CZK 2,490,000,000	4.40%	100.00	October 3, 2007	October 3, 2019	CZK 2,490,000,000	€92,150,550
CZK 2,490,000,000	4.41%	100.00	October 3, 2007	October 3, 2019	CZK 2,490,000,000	€92,150,550
					CZK 7,470,000,000	€276,451,649
TOTAL OUTSTANDING						€47,953,799,856
___________________________
(1)	U.S. dollar amounts have been converted into euro at $1.1161/€1.00, the exchange rate prevailing at September 30, 2016.

(2)
External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Bonds issued by Infrastrutture S.p.A.

(4)	Swiss Franc amounts have been converted into euro at ChF1.0876/€1.00, the exchange rate prevailing at September 30, 2016.

(5)	Pounds Sterling amounts have been converted into euro at £0.8610/€1.00, the exchange rate prevailing at September 30, 2016.

(6)	Japanese Yen amounts have been converted into euro at ¥113.09/€1.00, the exchange rate prevailing at September 30, 2016.

(7)	Czech Koruna amounts have been converted into euro at CZK27.021/€1.00, the exchange rate prevailing at September 30, 2016.

(*)    The above exchange rates are based on the official exchange rates of the Bank of Italy.

Source: Ministry of Economy and Finance.

	As of September 30, 2016
Currency	Before Swap (in %)	After Swap (in %)
US Dollars	14.00	4.24
Euro(1)	73.10	95.15
Swiss Francs	1.90	-
Pounds Sterling	4.20	0.61
Japanese Yen	6.20	-
Czech Koruna	0.60	-
Total External Bonds (in millions of Euro)	47,953.80	47,567.07
___________________________
(1)	Including Euro ISPA Bonds.

Source: Ministry of Economy and Finance.